Exhibit 99.1

WESTWOOD MINE

NI43-101 Technical report

As of December 31, 2016

Qualified Persons:

Ronald G. Leber, Geo.

Emilie Williams, Eng.

Jérôme Girard, Eng.

Daniel Vallières, Eng.

Submitted, February 16, 2017

NI-43-101 Technical Report

Table of Contents

1	SUMMARY			1-1

	1.1	Introduction		1-1

	1.2	Geology and Mineralization		1-2

	1.3	Status of Exploration		1-3

	1.4	Status of Development and Operations		1-3

		1.4.1	Database	1-5

		1.4.2	Modelling	1-5

		1.4.3	Statistical Analysis	1-5

		1.4.4	Block Modelling and Grade Interpolation	1-6

	1.5	Conclusions and Recommendations		1-6

		1.5.1	General Statements	1-6

		1.5.2	Drilling Work	1-7

		1.5.3	Recommendation	1-7

	1.6	Reserves Analysis		1-8

2	INTRODUCTION			2-1

	2.1	Terms of References		2-1

	2.2	Definitions and Units		2-1

		2.2.1	Units of Measurements	2-1

		2.2.2	List of Abbreviation and Acronyms	2-2

	2.3	Sources of Information and Data		2-3

	2.4	Field Involvement by Report Authors		2-4

3	RELIANCE ON OTHER EXPERTS			3-1

4	PROPERTY DESCRIPTION AND LOCATION			4-1

	4.1	Location		4-1

	4.2	Property Description		4-1

	4.3	Mining Titles		4-2

	4.4	Legal Surveys		4-3

	4.5	Requirements to Maintain the Claims in Good Standing		4-4

	4.6	Titles and Obligations/Agreements		4-4

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	4.7	Royalties and Other Encumbrances		4-5

	4.8	Environmental Liabilities		4-5

	4.9	Permits and Licences		4-5

	4.10	Other Significant Factors and Risks		4-6

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRCTURE AND PHYSIOGRAPHY			5-1

	5.1	Topography and Elevation		5-1

	5.2	Vegetation		5-1

	5.3	Accessibility		5-1

	5.4	Climate and Operating Seasons		5-1

	5.5	Local Resources and Infrastructure		5-2

6	HISTORY			6-1

	6.1	Ownership		6-1

	6.2	Historical Project Exploration and Development		6-2

7	GEOLOGICAL SETTING AND MINERALIZATION			7-1

	7.1	Regional Geology		7-1

	7.2	Local and Property Geology		7-1

		7.2.1	Lithology and Stratigraphy	7-2

		7.2.2	Structural and Metamorphic Geology	7-7

		7.2.3	Alteration	7-7

	7.3	Mineralization		7-8

	7.4	Geochemistry		7-13

	7.5	Geophysics		7-13

8	DEPOSIT TYPES			8-1

	8.1	Deposit Types		8-1

	8.2	Investigation Concept		8-1

9	EXPLORATION			9-1

10	DRILLING			10-1

	10.1	Previous Drilling Work		10-1

	10.2	Recent and Current Drilling Programs		10-1

	10.3	Methodology		10-3

		10.3.1	Planning	10-4

		10.3.2	Drilling	10-5

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		10.3.3	Core Logging and Sampling	10-6

	10.4	Drilling Results		10-6

11	SAMPLE PREPARATION, ANALYSES AND SECURITY			11-1

	11.1	Core Shack		11-1

	11.2	Laboratories		11-1

		11.2.1	Accurassay Laboratories	11-2

		11.2.2	Laboratoire Expert Inc. Laboratory	11-5

	11.3	Data Verification		11-6

		11.3.1	Laboratories Internal Quality Control Procedures	11-7

		11.3.2	Geological Department Quality Control Program	11-10

	11.4	Conclusion on Sample Preparation, Analysis and Security		11-17

12	DATA VERIFICATION			12-1

	12.1	Assay Verification		12-1

	12.2	Database Verification		12-1

	12.1	Discussion of Data Verification		12-2

13	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1

	13.1	Ore Sampling and Characterization		13-1

		13.1.1	North Corridor and Zone 2 Extension	13-1

		13.1.2	Westwood Corridor	13-2

	13.2	Metallurgical Testwork		13-3

		13.2.1	Grindability Tests	13-3

		13.2.2	Gravity Recovery	13-4

		13.2.3	Flotation Tests	13-5

		13.2.4	Leaching Tests	13-5

		13.2.5	Cyanide Destruction	13-7

		13.2.6	Environment Characterization	13-7

	13.3	Bulk sample plant results		13-8

	13.4	Applicability of Test Work		13-8

	13.5	Deleterious Elements		13-9

		13.5.1	Zinc	13-9

	13.6	Gold recovery		13-9

14	MINERAL RESOURCE ESTIMATE			14-1

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	14.1	Database		14-1

	14.2	Modelling of the Mineralized Lenses		14-1

	14.3	Grade Capping and Drill Hole Compositing		14-3

		14.3.1	Statistical Analysis	14-3

		14.3.2	Grade Capping	14-5

		14.3.3	Drill Hole Compositing	14-6

	14.4	Specific Gravity		14-7

	14.5	Block Modelling		14-7

	14.6	Grade Estimation Methodology		14-9

	14.7	Treatment of High Gold Values		14-11

	14.8	Resource Classification		14-12

	14.9	Resource Estimates		14-14

		14.9.1	Calculation of Economic Cut-Off Grade	14-14

		14.9.2	Mineral Resource Reporting	14-14

		14.9.3	Mineral Resource Evolution	14-15

		14.9.4	Base Metals	14-17

		14.9.5	Resources inside the Bousquet Fault Corridor	14-17

	14.10	Validation of Results		14-18

		14.10.1	Reconciliation of Reserve vs Mill Feed	14-18

		14.10.2	Composites vs. Block Grades	14-19

		14.10.3	Volume of the Wireframes vs. Volume of the Block Model	14-20

	14.11	Evaluation of Geological Risks		14-20

15	MINERAL RESERVE ESTIMATES			15-1

	15.1	Reserve Definition		15-1

	15.2	Financial Parameters		15-1

	15.3	Engineering Methods and Parameters		15-1

	15.4	Reserve Estimates		15-2

	15.5	Reconciliation to Previous Estimation		15-3

16	MINING METHODS			16-1

	16.1	Design Criteria		16-1

		16.1.1	Production Requirements	16-1

		16.1.2	Geotechnical Considerations	16-1

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		16.1.3	Underground Infrastructure Design	16-6

		16.1.4	Other Considerations	16-6

	16.2	Mining Methods		16-8

		16.2.1	Previous Approaches	16-8

		16.2.2	Development	16-8

		16.2.3	Long hole Mining	16-9

		16.2.4	Other Mining Methods	16-11

		16.2.5	Ore Handling	16-11

		16.2.6	Mining Equipment	16-11

17	RECOVERY METHODS			17-1

	17.1	Design Criteria		17-1

	17.2	Mill Recovery Process		17-1

		17.2.1	General	17-1

		17.2.2	Flow Sheet	17-2

		17.2.3	Requirements	17-5

18	PROJECT INFRASTRUCTURE			18-1

	18.1	General		18-1

		18.1.1	Mine Access Road	18-1

		18.1.2	Municipal Work	18-2

		18.1.3	Electric Supply	18-2

		18.1.4	Natural Gas	18-2

		18.1.5	Mine Service Building	18-2

	18.2	Mine Infrastructure (Westwood Shaft Area)		18-3

		18.2.1	Warrenmac Ramp Portal	18-4

		18.2.2	Hoist Building	18-4

		18.2.3	Headframe Building	18-4

		18.2.4	Ore Handling	18-4

		18.2.5	Compressors	18-5

		18.2.6	Ventilation System	18-5

		18.2.7	Fuel Storage	18-5

		18.2.8	Environmental Infrastructures	18-5

	18.3	Milling and Doyon Site Infrastructures		18-5

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		18.3.1	Mill	18-6

		18.3.2	Environmental Infrastructure	18-6

19	MARKET STUDIES AND CONTRACTS			19-1

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			20-1

	20.1	Environmental Studies		20-1

	20.2	Waste and Tailings Disposal		20-2

		20.2.1	Tailings Disposal	20-2

		20.2.2	Westwood Waste Rock Dump	20-2

		20.2.3	Mine Water Pond	20-3

		20.2.4	Effluent Management System	20-3

		20.2.5	Acid Rock Drainage (ARD)	20-3

		20.2.6	Environmental Management during Operations	20-3

	20.3	Project Permitting		20-4

	20.4	Social and Community Impact		20-6

	20.5	Mine Closure Plan		20-6

21	CAPITAL AND OPERATING COSTS			21-1

	21.1	Capital Expenditures		21-1

		21.1.1	Exploration / Valuation / Definition Drilling	21-1

		21.1.2	Surface Construction	21-2

		21.1.3	Underground Infrastructure	21-2

		21.1.4	Other Capital Costs	21-3

	21.2	Operating Costs		21-3

		21.2.1	Mining	21-3

		21.2.2	Milling	21-5

	21.3	Other Costs		21-6

		21.3.1	Taxation, Mining duties and Royalties	21-6

		21.3.2	Administration	21-7

22	ECONOMIC ANALYSIS			22-1

23	ADJACENT PROPERTIES			23-1

24	OTHER RELEVANT DATA AND INFORMATION			24-1

25	INTERPRETATION AND CONCLUSION			25-1

	25.1	General Statements		25-1

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	25.2	Opportunity	25-1

	25.3	Project Risks	25-2

26	RECOMMENDATIONS		26-1

27	REFERENCES		27-1

28	DATE AND SIGNATURE PAGE		28-1

29	CERTIFICATE OF QUALIFIED PERSON		29-1

30	APPENDIX - Mineral Claims and Mining Leases		30-1

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List of Tables

Table 1-1	Official Resource and Reserve Estimate – December 31, 2016	1-1
Table 6-1	History of the Doyon and Westwood Mines	6-1
Table 6-2	Historical (1938-2004) Exploration Drilling – Westwood Mineralization	6-2
Table 6-3	Cambior Phase 2 Exploration Program (2004-2006) – Westwood Mineralization	6-3
Table 10-1	IAMGOLD Exploration Work (2007-2012) – Westwood Mine	10-2
Table 10-2	Drilling Work (1938-2016) – Westwood Occurrence	10-3
Table 11-1	Relative coefficient (Robust) comments	11-6
Table 11-2	Percentage of Grossly Outliers – Comments	11-6
Table 11-3	Accurassay Laboratories – Standards Statistics – Geology Department	11-11
Table 13-1	Head Analysis Results	13-2
Table 13-2	Warrenmac Lens Head assay and WRA	13-2
Table 13-3	Head analysis results of WW25 Lens	13-3
Table 13-4	BWi and Ai Test Summary	13-3
Table 13-5	Comparison of CIL vs Kinetic Tests results	13-5
Table 13-6	Leaching Tests – Doyon Laboratory	13-6
Table 13-7	Cumulative Au an Ag Recoveries – Cyanidation and Flotation	13-6
Table 13-8	Cyanidation Tests Results	13-7
Table 13-9	Results of Bulk Sample Processing (Z230 Lens)	13-8
Table 14-1	Mineralized Envelopes – December 31, 2016	14-2
Table 14-2	Uncapped Gold Assay Statistics (g Au/t)	14-4
Table 14-3	Grade Capping values (g Au/t) – December 31, 2016	14-5
Table 14-4	Statistics of the Uncapped Gold Composites (g Au/t)	14-6
Table 14-5	Statistics of Capped Gold Composites used for grade estimation (g Au/t)	14-6
Table 14-6	Block Model parameters	14-7
Table 14-7	Block Model Attributes	14-9
Table 14-8	Search Ellipse Parameters	14-10
Table 14-9	Resources using only One Drill Hole	14-11
Table 14-10	Criteria to upgrade inferred material to indicated/measured categories	14-13
Table 14-11	Westwood Resource Estimation (December 31, 2016)	14-15
Table 14-12	Resources inside the Bousquet Fault Corridor	14-18
Table 14-13	Reconciliation of reserve vs mill feed	14-19
Table 14-14	Composite vs. Block Model (lenses not capped at 15 g Au/t)	14-19
Table 14-15	Volume Comparison	14-20
Table 14-16	Risk Matrix	14-21
Table 15-1	Dilution Rate Estimates	15-3
Table 15-2	Proven and Probable Mineral Reserves (December 31, 2016)	15-4
Table 16-1	In situ Stresses for Numerical Modelling	16-2
Table 16-2	Intact Rock Parameters	16-3
Table 16-3	Joint Families	16-3
Table 16-4	Rock Mass Ratings	16-4
Table 16-5	Major Seismic Events in 104 Central Infrastructure Corridor	16-4

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Table 16-6	Mobile Equipment Fleet	16-11
Table 17-1	Annual Reagent Consumption	17-6
Table 21-1	Summary of Capital Expenditures	21-1
Table 21-2	Deferred Development (m)	21-2
Table 21-3	Deferred Development Costs	21-2
Table 21-4	Operating Cost Summary	21-3
Table 21-5	Unit Costs ($/m) – Stope Preparation Cost Summary	21-4
Table 21-6	Unit Costs ($/m) – Extraction Cost Summary	21-5
Table 21-7	Milling Unit Cost	21-6

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List of Figures

Figure 4-1	Westwood Mine Location Map	4-1
Figure 4-2	Doyon/Westwood mining areas	4-2
Figure 4-3	Mining Titles – Doyon division mining property	4-3
Figure 7-1	Regional/local geology / Westwood Mine location (plan & composite longitudinal views)	7-2
Figure 7-2	DBL mining camp regional stratigraphic sequence	7-3
Figure 7-3	Geological Map – Plan view of Level 084 (from Yergeau et al., in prep.)	7-5
Figure 7-4	Subvertical South-North cross-section in the centre of the deposit (14380m E)	7-6
Figure 7-5	Zone 2 Extension block-test mining of the Z230 Vein	7-9
Figure 7-6	Zone 2 Extension close up of the Z230 Vein	7-9
Figure 7-7	North Corridor semi-massive sulphide lens	7-10
Figure 7-8	Warrenmac banded massive sulphide lens	7-12
Figure 10-1	Workflow for diamond drilling programs	10-4
Figure 10-2	Plan view of level 132 (±20m), actual development, 2016 drill holes and mineralized zones	10-7
Figure 10-3	North-east view of mineralized lenses, main actual development and 2016 drill holes	10-8
Figure 11-1	Accurassay Laboratory Workflow for sample preparation	11-4
Figure 11-2	Accurassay Laboratories – Lab Duplicate for Gold content finish AA	11-8
Figure 11-3	Accurassay Laboratories – Lab Duplicate for Gold content finish Grav.	11-8
Figure 11-4	Accurassay Laboratories – Lab Duplicate for Silver content	11-9
Figure 11-5	Workflow for geology – exploration QA/QC Program	11-10
Figure 11-6	Accurassay Laboratories – Blank Results – Geology Department	11-13
Figure 11-7	Scatter Plot Original and re-assay rejects	11-14
Figure 11-8	Scatter Plot Original and re-assay pulps	11-15
Figure 11-9	Scatter Plot for Both Laboratories re-assay rejects	11-16
Figure 11-10	Scatter Plot for Both Laboratories re-assay pulps	11-17
Figure 13-1	BWI Histogram	13-4
Figure 13-2	Comparison Westwood GRG Recovery with Typical GRG Responses	13-4
Figure 14-1	Westwood Resources Evolution from 2006 to 2016	14-16
Figure 14-2	Mineral Resource Waterfall Graph – December 2015 vs December 2016	14-16
Figure 15-1	Mineral Reserve Waterfall	15-4
Figure 16-1	General view of the long term mining plan	16-7
Figure 16-2	Long hole Mining Method – Longitudinal	16-9
Figure 16-3	Long hole Mining Method – Transverse	16-10
Figure 16-4	Long hole Mining Method – Hybrid (BLADE)	16-10
Figure 17-1	Grinding, Leaching, Adsorption and Stripping circuit	17-2
Figure 17-2	Cyanide destruction and Paste backfill circuits	17-3
Figure 17-3	Water and Tailings Management	17-3
Figure 18-1	Surface Plan – General	18-1
Figure 18-2	Surface Plan – Westwood Shaft Site	18-3
Figure 18-3	Surface Plan – Doyon Site	18-6
Figure 20-1	Doyon Pit Schematic View	20-2

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1	SUMMARY

1.1	Introduction

This report on the Westwood Mine, located in the Doyon-Bousquet–LaRonde gold mining camp, Quebec, Canada, is an updated technical report documenting the current mineral resource and mineral reserve estimates as of December 31, 2016 (Table 1-1). This report was prepared according to Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), in support of certain public disclosures to be made by IAMGOLD Corporation (IAMGOLD). It has been prepared by IAMGOLD personnel.

Table 1-1 Official Resource and Reserve Estimate – December 31, 2016

Resource and Reserve Statement as of December 31, 2016 (1)

Resources : Cut-off of 6 g Au/t — Reserves : Cut-off of US$1 200

	Tonnes (x 1 000’s)	Grade g Au/t	Ounces (x 1 000‘s)

PROVEN RESERVES (2)	971	8.1	254

PROBABLE RESERVES (2)	2 714	9.1	792

TOTAL RESERVES	3 685	8.8	1 046

MEASURED RESOURCES (3)	652	12.9	271

INDICATED RESOURCES (3)	2 079	13.7	915

TOTAL MEASURED + INDICATED	2 731	13.5	1 186

INFERRED RESOURCES (4)	6 343	10.9	2 223

(1)

Westwood Mineral Resources and Reserves have been estimated as of December 31, 2016 in accordance with Nl 43-101 regulation. Resources were estimated using a 6.0 grams per tonne gold cut-off over a minimum width of 2 metres, while reserves were estimated using a gold price of $1,200 per ounce. CIM definitions were followed for Mineral Resources and Reserves Classification.

(2)

The December 2016 Reserve estimates include a dilution of 40-65% @ 0.5 g Au/t applied on tonnes and a 90-95% mining recovery applied on both tonnes and ounces as defined by the engineering department to reflect the mining estimates.

(3)	Measured and indicated resources are inclusive of proven and probable reserves (no dilution, 100% mining recovery)
(4)	All blocks categorised as inferred and exceeding 15 g Au/t were capped at 15 g Au/t when the grade of the total inferred lens exceeded 15 g Au/t at a low cut-off of 6 g Au/t.

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The Westwood Mine covers an area of 2 km2 (196.2 ha) in the municipality of Preissac, in Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda, in the province of Quebec, Canada. The Westwood Mine is located entirely within the limits of the Doyon division mining property, which covers an area of 28 km2 (2 875 ha).

The Doyon division mining property and the Westwood Mine are held 100% by IAMGOLD. There are no agreements, joint venture partners, or third party obligations attached to the Westwood Mine. All the necessary permits have been obtained to build all the required surface infrastructures and the mine is completely located within the surface leases.

Development of the Westwood Mine begin in 2008. Gold production at Westwood Mine started in March 2013 and the first ingot was poured on March 27, 2013 with commercial production declared in July 2014. The Westwood Mine requires very high levels of development to define and access the ore zones, resulting in a long ramp-up period to full production. The Westwood Mine is designed to produce for approximately 20 years at a maximum capacity of 900 000 tonnes per year for 180 000 to 200 000 oz. per year. This design capacity is expected to be reached by 2020 but requires conversion of inferred resources to mineral reserves. The current reserve estimate would result in a mine life of approximately six years at a rate of 600 000 tonnes per year. All reserves are based on longhole mining methods.

1.2	Geology and Mineralization

The Westwood Mine is part of the Doyon-Bousquet-LaRonde (DBL) mining camp which is located within the Southern Volcanic Zone of the Abitibi subprovince. It is the largest gold-copper-zinc-silver producing district in the province of Quebec.

The Westwood Mine is located within the limits of the Doyon division mining property which covers the Blake River Group (BRG) metavolcanic rocks and a part of the metasedimentary Cadillac (CG) and Kewagama Groups located respectively to the south and north of the BRG. The Westwood deposit is hosted in a volcano-plutonic sequence composed of felsic hypabyssal volcanic rocks (Zone 2 Extension corridor), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks (Westwood Corridor) marked by a chlorite-biotite-carbonate-garnet-amphibole distal alteration and a pervasive quartz-muscovite-sericite-pyrite proximal alteration.

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a subvertical to steeply south dipping homoclinal volcanic sequence with an east-west schistosity. High-strain anastomosing east-west corridors are observed throughout the property, mainly at geological contacts and in intense alteration zones. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood deposit consists of gold-sulphide vein-type mineralization, similar to Zones 1 and Zone 2 of the formerly producing Doyon Mine which is located two kilometres west (Zone 2 ore zones), as well as gold-rich volcanogenic massive sulphide (VMS)-type semi-massive to massive sulphide lenses, veins and disseminations (Westwood and North Corridors ore zones) similar to the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits in the eastern part of the mining camp. All mineralized zones are sub-parallel to parallel to the stratigraphy (sub-vertical to steeply south dipping).

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1.3	Status of Exploration

Exploration of the Westwood deposit has been carried out since the 1930s using both surface and sub-surface methods. However, more recent exploration efforts have been concentrated in the Doyon Mine area, which was in operation from 1980 to 2009. The Warrenmac and Westwood showings are located in the eastern part of the Doyon division mining property. The stratigraphy in the area is well defined (Bousquet Formation) and host rocks are the same as those hosting gold-rich VMS mineralization at the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits.

In 2002, Cambior Inc.’s (Cambior) Exploration team initiated compilation work based mainly on geological models that identified the Bousquet Formation upper member as a favourable target at depth (e.g., Warrenmac lens discovery in 1986) where anomalous alteration patterns had been recognized. An important surface diamond drill exploration program of 8 580 m on the Doyon property was initiated in 2002 and was very successful. Drilling programs identified high-grade gold mineralization at depth, (now named the Westwood deposit), two kilometres east of Cambior’s Doyon gold mining operation.

Between 2003 and 2013, an underground exploration program was completed including 2.6 kilometres of drift development towards the east from the Doyon Mine. Since the beginning of exploration activities in the Westwood and Warrenmac areas in the 1930s, more than 829,000 metres of exploration, valuation and definition diamond drilling have contributed to resource and reserve estimation. A wealth of geological information has been compiled from the ongoing exploration and scientific activities.

The potential resource base of the Westwood Mine is quite important. However, the continuity of the resource can only be confirmed through additional drilling. There remains good potential to find additional resources, on both sides of the Bousquet fault. On the west side of the fault, mineralization remains open at depth and between the areas currently being drilled and the fault itself. On the east side, more mineralization could be discovered at depth.

Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood mineralized corridor. Consequently, there is an excellent potential for gold-rich VMS mineralization to occur on the property (e.g., Warrenmac, WW10, WW25, etc.). Moreover, the Zone 2 Extension veins are localized on the same stratigraphic level than the Doyon Mine Zone 2 veins.

1.4	Status of Development and Operations

Prior to 2004, all exploration drilling activities were performed from surface. In order to begin underground exploration, the following surface and underground activities have been completed since 2004:

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•	Development of an exploration drift (approximately 3 km long) towards the east starting from the Doyon Level 14 at elevation 4 120 m (2004-2008);

•	Deforestation of surface areas needed for the construction of the surface infrastructures: head frame, hoist room;

•	Frame, hoist room, service buildings, wastewater treatment basin and stockpile pads (2008);

•	Development of the Warrenmac ramp from surface (elevation 4 970m) down to Level 036 (elevation 4 568m) (2008-2010);

•	Construction of an exploration shaft head frame, a hoist room and service buildings (2008-2010);

•	Raise-boring and sinking of an exploration shaft initiated in 2008 and completed in 2013 (1 958 m deep by the end of 2013, 21 feet in diameter);

•	Raise-boring (20 feet in diameter) for a ventilation raise between surface and Level 084 (elevation 4 120m) (2009-2010);

•

Development of Level 036 (elevation 4 568m), Level 060 (elevation 4 354m), Level 084 (elevation 4 120m), Level 104 (elevation 3 920m), Level 132 (elevation 3 646m), Level 140 (loading station), Level 156 (elevation 3 412m), Level 180 (elevation 3 165m) and Level 192 (elevation 3 040m) and connecting ramps between levels;

•	Refurbishing of the original Doyon Mill between 2011 and 2013 in order to efficiently treat Westwood ore.

The first resource estimation was performed in the first semester of 2007 for IAMGOLD. This triggered a Scoping Study in order to evaluate the economic potential of the Westwood deposit.

Other resource estimates were performed in July 2008 (IAMGOLD, February 27, 2009), in June 2009 (IAMGOLD, December 2009), in October 2010 (IAMGOLD, April 1, 2011), in May 2011 (IAMGOLD, March 5, 2012), in May 2012 (internal revision, non-published report), in September 2012 (IAMGOLD, October 16, 2013), in September 2013 (IAMGOLD, March 15, 2014) in September 2014 (IAMGOLD, January 15, 2015), in October 2015 (IAMGOLD, January 15, 2016), and in April 2016 (internal revision, non-published report), is based on additional drilling information.

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October 6, 2016 was the cut-off date for diamond drill data being used in an eleventh resources and reserves estimate. This report presents the updated resources and reserves estimate, which is based on assay results returned from 2 565 diamond drill holes.

1.4.1	Database

A copy of the Westwood drill hole database was made on October 6, 2016. This copy was used to produce the resource and reserve estimates presented in this report. The database included 4 204 diamond drill holes (both surface and underground holes) for a total of 989 117 m (drilled and planned) of which 366 718 m (37%) were sent to the laboratory for a total of 278 097 samples from 3 830 drill holes. No muck or channel samples were used for this estimation.

1.4.2	Modelling

Diamond drill data is used for deposit modelling and in the calculation of ore and waste tonnage, grade distribution and resource and reserve estimates.

Modelling work is done using the GEOVIA-GEMS version 6.7.2 software packages (GEMS). The interpretation is modelled on horizontal plans using polylines (3D rings). The horizontal plans have spacing intervals of ten metres, 20 metres or more depending on the density of diamond drill data. A drill pattern of 20 metres by 20 metres will have 10 metre spacing, 40 metres by 40 metres drill pattern will have 20 metre spacing and a drill pattern of 40 metres by 40 metres or more will have horizontal plans created at the elevation of the diamond drill hole intersection. The polylines created on the horizontal plans are connected using tie lines to form a 3D model. Drill hole intercepts are verified that they are within the 3D model. All the 3D rings drawn on plan views are attached together with tie lines to create a full 3D skeleton of each mineralized lenses from which 3D solids are built and validated.

Extensions of the mineralized zones are restricted to a maximum of 50 m (E-W direction) and 100 m vertically from the drill hole information. Minimum width is set to 2.0 m (true width) even if the mineralization could be contained within five to 25 cm veins.

The Westwood deposit block model is updated at least once a year, as new information is obtained from underground development and diamond drilling work.

1.4.3	Statistical Analysis

Sample lengths vary from 0.5 to 1.5 m and average about 1.0 m. All drill hole assay values are grouped into composites of length equals to the mineralized zone width. Zone width is generally constant and ranges between 2 and 3 m.

Based on the log normal graphs, Zone 2 Extension assays were capped to a grade X thickness value of 150 g X m/ thickness for 1.0 m lengths, which translates to 100 g Au/t for 1.5 m lengths and 300 g Au/t for 0.5 m lengths. North Corridor assays were capped to a grade X thickness value of 60 g X m/ thickness for 1.0 m lengths, which translates into 40 g Au/t for 1.5 m lengths, 60 g Au/t for 1.0 m lengths and 120 g Au/t

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for 0.5 m lengths. The Westwood Corridor is mineralized over the entire width of the zone, compared to the previous horizons that consist of centimetre veins. Therefore, the assay grades were capped at 40 g Au/t in the Westwood Corridor, independent of the length of the assays. See Table 14-3 for values and lenses.

1.4.4	Block Modelling and Grade Interpolation

Block modelling is done using the GEMS software packages. One block model is constructed for the entire Westwood deposit. The geologists are responsible for updating the mineralized 3D models with the new intersections at the completion of every diamond drilling campaign. The Westwood block model is updated at least once a year, or each time a resource estimate is required.

Interpolations of grades in the block model are performed using the Inverse Distance Squared Technique (ID2) using the capped composite inside each mineralized zone (hard boundary).

1.5	Conclusions and Recommendations

1.5.1	General Statements

The Westwood Mine presents a great opportunity for the continuing development of an economic mine within a well-established mining camp with good infrastructure, a skilled and experienced pool of manpower, and a low political risk environment that supports mining. The deposit at depth still holds risk as insufficient drilling have been completed to date to provide a high level of confidence on the continuity of the gold mineralization. It is the opinion of the authors that sufficient work has been done to date to support the resource and reserve estimation presented in this report. The results to date are sufficiently attractive to continue drilling expenditures to expand and better define the resource and reserve base and further investigate the potential.

In the opinion of the authors, the data available to prepare this technical report is both credible and verifiable in the field. It is also the opinion of the authors that no material information relative to the Westwood Mine has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which in the opinion of the authors has not yet been gathered or is recommended to be collected as the mine moves forward.

The lead author’s statements and conclusions in this report are based upon the information from underground mapping and sampling and the exploration database used for the December 31, 2016 resource and reserve estimate. Drilling work is ongoing at the Westwood Mine and it is anticipated that new data and drilling results may change some interpretations, conclusions, and recommendations.

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1.5.2	Drilling Work

Significant additional drilling and underground development will be required to further delineate the mineralization, expand the resource base and adequately constrain the resource models and to upgrade inferred resource to the indicated and measured categories. The ultimate size of mineralized bodies at the Westwood Mine is yet to be defined, especially at depth.

Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna Mine and the rocks hosting the Westwood mineralized corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralization to occur on the Doyon division mining property. Moreover, the Zone 2 veins at Westwood are situated at the same stratigraphic level as the Doyon Main Zone #2 veins.

Exploration activities targeting areas of potential resource expansions that were originally planned have been deferred to a later undetermined date. No exploration work has been done since September 2013.

A total of 79 359 m were drilled in 2016 and 110 000 m of definition and valuation drilling have been planned for 2017. This new data will contribute to an increased understanding of the geology and structure as well as increase the data base to upgrade inferred resource to the indicated and measured categories.

1.5.3	Recommendation

Based on the review of the Westwood Mine for the purpose of this report, the lead author makes the following recommendations:

•	Continuation of the drilling program and drifting in accessible areas to refine our understanding of the mineralized veins;

•	Additional definition drilling to increase our ratio of indicated and measured resources vs inferred resources and also the definition of some probable and even proven reserves;

•	Variographic studies to determine the best orientation for search ellipses;

•	Reconciliation of the reserve estimate to mill production to evaluate the upper capping grades;

•	Density measurements will be taken on a regular basis for the deeper drill holes to determine if there is a difference with historical density used in the resource estimation on upper levels.

•

The majority of the currently identified ore lenses are located in ground classified as moderate to poor. Ground conditions limit the dimension of the stopes and increase forecasted dilution. Poor ground conditions could also decrease productivity. Continue to monitor the ground conditions with the ground control program in place to appropriately manage this risk.

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1.6	Reserves Analysis

In this report a portion of the indicated resources were converted into probable reserves and a portion of the measured resources upgraded into proven reserves at the end of December 2016. The mineral reserve was estimated using economic analyses for each zone according to the costs and parameters described in Sections 16, 17, 21 and 22. Mining dilution and mining recovery are included in the estimation; values for most blocks are 65% and 95% respectively. A mill recovery of 93% to 96% is also assumed.

The Westwood Mine mineral reserve estimate as of December 31, 2016, totals 3 685 000 t grading 8.8 g Au/t for 1 046 000 oz.

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2	INTRODUCTION

2.1	Terms of References

This technical report is prepared for IAMGOLD, sole owners of the Westwood Mine. The purpose of this report is to describe and declare the mineral resource and mineral reserve estimates at the Westwood Mine as at December 31, 2016.

This report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange manual and National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The Westwood Mine is 100% owned by IAMGOLD.

2.2	Definitions and Units

The metric (SI System) units of measure are used in this report. Analytical results are generally reported as parts per billion (ppb), parts per million (ppm), or grams per tonne (g/t) contained for gold (Au). Parts per million (ppm), or grams per tonne (g/t) for contained silver (Ag), and percentage for zinc (Zn) and copper (Cu). Monetary figures are expressed in Canadian dollars ($) unless otherwise specified.

Tables and Figures in this report are numbered consecutively and referenced to the major sections of the report (i.e.: Figures 10.1 through 10.6 for Figures in Section 10.0).

2.2.1	Units of Measurements

The following list of conversions is provided for the convenience of readers that are more familiar with the Imperial system.

Linear Measure

1 centimetre (cm)	= 0.394 inches
1 metre (m)	= 3.2808 feet
1 kilometre (km)	= 0.6214 miles

Area Measure

1 hectare	= 100 m by 100 m	= 2.47 acres
1 square kilometre	= 247.1 acres	= 0.3861 square miles

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Weight

1 metric tonne	= 2204.6 pounds	= 1.1023 short tons
1 kilogram (kg)	= 35.274 oz.= 2.205 pounds = 32.151 troy ounces

Analytical Values

Gram/tonne (g/t)	= 1.0 ppm = 0.0321507 oz
Troy oz/tonne	= 0.0291667 oz Troy/short ton
Oz Troy/tonne	= 31.1035 g/t
1.0 oz. Troy/short ton	= 34.2857 g

2.2.2	List of Abbreviation and Acronyms

Frequently used acronyms are listed below.

AA	Atomic absorption spectroscopy, an analytical procedure
CF Plot	Cumulative Frequency Plot; a graphical statistical display of a range of data values
CP Plot	Cumulative Probability Plot; a graphical statistical based on the probabilities
ICP	Inductively-coupled plasma emission spectroscopy, an analytical procedure
QA/QC	Quality Assurance/Quality Control procedures
g	Gram
g Au/t	Grams of gold per tonne
g Ag/t	Grams of silver per tonne
m	Metre
mg	Milligram
ml	Millilitre
oz/t	Ounces Troy per (metric) tonne
oz/T	Ounces Troy per (short) ton
ppb	Parts per billion
ppm	Parts per million
CFM	Cubic feet per minute, a measure of ventilation rates
t/m3	Tonnes per cubic metre
tpd	Tonnes per day, a measure of throughput
tpy	Tonnes per year, a measure of throughput

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2.3	Sources of Information and Data

The source of information for this technical report is based on geological reports, maps and miscellaneous reports listed in the Reference section. The authors reviewed the available data and conducted field investigations to confirm the data. The data sources include hard copy data and files and digital files located in the offices of IAMGOLD. In addition, drill core was examined at the Westwood Mine site.

Additional sources of information are data obtained from the Mineral Resources Reports produced between 2007 and 2016.

•	IAMGOLD Corporation – Preliminary Assessment, August 2007;

•	IAMGOLD Corporation – NI 43-101 Technical Report, February 27, 2009;

•	IAMGOLD Corporation – Revised Scoping Study NI 43-101 Technical Report, December 2009 (internal report);

•	IAMGOLD Corporation – NI 43-101 Technical Report, April 1, 2011 (internal report);

•	IAMGOLD Corporation – Mineral Resources Report, March 5, 2012;

•	IAMGOLD Corporation – NI 43-101 Technical Report, October 16, 2013;

•	IAMGOLD Corporation – NI 43-101 Technical Report, March 15, 2014;

•	IAMGOLD Corporation – NI 43-101 Technical Report, January 15, 2015;

•	IAMGOLD Corporation – NI 43-101 Technical Report, January 15, 2016.

These documents were prepared by, or under the supervision, of geologists and engineers who are Qualified Persons as defined in Canadian National Instrument 43-101. In this sense, the information should be considered as reliable.

Geotechnical information and recommendations were provided by consultants from Golder Associates, Montreal’s École Polytechnique and Knight Piésold, among others. Mine Engineering personnel reviewed all reports for inclusion in the mining plan. Report details are included in Section 27.

Metallurgical testing was performed by a number of external consultants, as detailed in Section 13. Current metallurgical processes are based in part on their findings and recommendations. Report details are included in Section 27.

In addition, the following material stored on the Westwood computer network has been used:

•	database containing the block model with different attributes (GEMS);

•	Drill hole database containing collar location, down-hole survey, assay, geology, lithogeochemistry and geotechnical data (GEMS);

•	Three-dimensional models of the interpreted mineralized lenses, topography and lithologies (GEMS);

•	Grade block models (GEMS);

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•	Quality control data;

•	Bulk density data (GEMS);

•	Cost parameters for calculation of economic cut-off grades;

•	Past resources estimates;

•	Description of the metallurgical process and operating statistics.

Other IAMGOLD personnel who also participated in the preparation of this technical report:

•	Paul-André Chartré, B.Sc. Geomatic Specialist, Westwood Mine;

•	Armand Savoie, M.Sc. Geo., Special Project Geologist, Westwood Mine;

•	David Yergeau, Ph.D., Geo., Geologist, Westwood Mine;

•	Moïses Da Cruz, Eng., Mining Engineer, Westwood Mine;

•	François Ferland, Eng., Senior Engineer, Westwood Mine;

•	Sylvain Lortie, Environment Superintendent, Westwood Mine;

•	Marie-France Bugnon, Geo., General Manager Exploration, IAMGOLD Corporation.

2.4	Field Involvement by Report Authors

Mr. Ronald G. Leber, Geo., Geology Superintendent, Westwood Mine, IAMGOLD, works onsite and is responsible for the Westwood geology department. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office. Mr. Leber is the lead author of this updated Technical Report and is a “Qualified Person” as defined by NI 43-101. He is responsible for Sections 1 to 12, 14 and 23 to 27 of this technical report.

Mrs. Emilie Williams, Eng., Assistant Engineering Superintendent, Westwood Mine, IAMGOLD, works on site and supervises the long-term planning and budget processes. Mrs. Williams is a “Qualified Person” as defined by NI 43-101. She is responsible for Sections 15, 16, 18, 19, 21 and 22 of this technical report.

Mr. Jérôme Girard, Eng., Manager Metallurgy, IAMGOLD, works outside the site but carries out visits on a regular basis, including four visits in 2016 (February 11-12, April 20-21, October 11 to 13, December 5 to 7). He participates in the Life of Mine and Budget technical reviews. He supports the characterization program (metallurgical testing) and process optimization program (recovery and cost). Mr. Girard is a “Qualified Person” as defined by NI 43-101 and is responsible for Sections 13 and 17 of this technical report.

Mr. Daniel Vallieres, Eng., Director Mine Engineering, IAMGOLD, works outside the site but carries out visits on a regular basis. He is involved in the project since 2007. He participates in the Life of Mine and Budget technical reviews. Mr. Vallieres is a “Qualified Person” as defined by NI 43-101 and is responsible for Sections 4.8, 4.9 and 20 of this technical report.

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3	RELIANCE ON OTHER EXPERTS

The authors have relied upon data provided by IAMGOLD Technical Services and Westwood personnel. Department managers validated information related to their departments (e.g. operating parameters and conditions), particularly in Sections 16 (Mining Methods) and 18 (Project Infrastructure). Figures were prepared by staff in the geology and engineering departments, supervised by the qualified persons.

The authors relied upon Mrs. Marie-France Bugnon, Geo., General Manager Exploration, IAMGOLD Corporation with respect to the land tenure and title (section 4.5 to 4.7, Appendix). The information contained in these sections was validated by Mrs. Bugnon and transmitted by email to the authors on January 10, 2017.

The authors relied upon Mr. Sylvain Lortie, Environment Superintendent, as well as Mr. Steven Woolfenden, Director Environment, IAMGOLD Corporation with respect to environment laws, liabilities, and permits (Sections 4.8, 4.9 and Section 20). The information contained in these sections was transmitted by email to the authors on January 16, 2017 and February 08, 2017.

The authors consider the information presented in this report to be considered reliable.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Westwood Mine is located in the province of Quebec, Canada at a latitude of 48° 15’ North and a longitude of 78° 30’ West (Figure 4-1). The mine is located in the municipality of Preissac, Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda and 80 km west of the town of Val d’Or.

Figure 4-1 Westwood Mine Location Map

4.2	Property Description

The Doyon division mining property extends over 8 km east-west by approximately 5 km north-south (Figure 4-2). It is bounded on the south and east by the Agnico-Eagle LaRonde Property. The Westwood

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Mining Lease covers an area of approximately 2 km2 (B.M. 1002, 196.23 ha) and it is located in the eastern part of the of the Doyon division mining property which covers an area of 28 km2 (2 875 ha).

The topography is relatively flat, at about 340 m above sea level, with hills generally less than 35 m in height. Glacial overburden thickness ranges from 0 to 35 m. The subvertical northeast striking Bousquet River Fault crosscuts the Westwood deposit into two parts with a 280 m sinistral movement.

Figure 4-2 Doyon/Westwood mining areas

4.3	Mining Titles

The Westwood property is part of the Doyon division mining property which consists of one mining lease for the Westwood Mine (B.M. 1002, registered in 2012), one mining lease for the past producing Doyon Mine (B.M. 695), two mining leases for the past producing Mouska Mine (B.M. 800 and 843) and 76 map designated cells for a total surface area of 2 877 29 ha (Figure 4-3). In 2014, the “Ministère de l’Énergie et des Ressources Naturelles” (MERN) completed a conversion process to replace all ground-staked mineral claims forming the Doyon and Mouska mines properties in designated cells to simplify the land tenure system. Three (3) tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over parts of the property. The titleholder name of all those claims and leases is IAMGOLD Corporation at 100% and all those claims are situated in Bousquet Township. Details are listed in the Appendix.

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Figure 4-3 Mining Titles – Doyon division mining property

Chassignolle Lake
Line I La Pause Township
Line X Bousquet Township
MOUSKA Mine
Mining Lease
0800
Mouska
Mine
Mic Mac
Mine
Mining Lease
0843
AUTHIER
Project
Westwood
Surface Lease
822126
Doyon Mine
DOYON
Mining Lease
0695
WESTWOOD
Mining Lease
1002
Bousquet River
IAMGOLD
DOYON DIV. MINING PROPERTY
Mining Claims
0
1.0 km

In 2008, a surface lease (no. 822126) was surveyed to define areas for the Westwood exploration shaft site, the Warrenmac ramp and access roads (Figure 4-3). Note that this lease is not included in the Appendix. A part of surface lease 822126 is still outside the B.M. 1002 (a part of the access road between the Doyon Mine and the Westwood Mine).

On April 16, 2010 an application was filed with the MERN to request a mining lease for the Westwood site development and referred as B.M. 1002. The Westwood mining lease was granted on April 23, 2012, for a total of 196.23 ha. It covers the lots 4301148, 4399767, 4606905, 4606906, 4606907 and 4606971 of the Quebec Cadastre, as well as non-registered land in the river bed of the Bousquet River, in the township of Bousquet, Registration Division of Rouyn-Noranda (Figure 4-3). Mining lease 1002 is valid for a period of 20 years, until April 22, 2032.

4.4	Legal Surveys

Doyon division mining property boundary was surveyed by J.-P. Deslauriers, A.G., in April 1978. This survey covers the south-eastern part of the actual Doyon division mining property starting from the western border of mining lease 0695 (Figure 4-3) to the eastern limit of the claims.

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The legal survey for the Westwood mining lease B.M. 1002 was performed in 2010 by J.-L. Corriveau, A.G. This mining lease is included inside the Doyon division mining property (Figure 4-3).

Others surveys were conducted over different blocks inside and around the Doyon division mining property including: 1979 (J.-P. Deslauriers, A.G. – Mouska area), 1982-83 (J.-L. Corriveau, A.G. – around BM 0695), 1990 (J.-L. Corriveau, A.G. – Mouska and West areas) and 1992 (J.-L. Corriveau, A.G. – Tailing ponds areas). All these surveys supported the MERN conversion of ground-staked mineral claims into map designated cells. Maps are available in the Westwood Mine office.

4.5	Requirements to Maintain the Claims in Good Standing

Fees for mining leases and tailing surface leases are due at the MERN yearly at their dates of anniversary which are spread from April to July. A mining lease is initially valid for 20 years and may be extended for additional periods of ten (10) years. The initial Doyon Mine’s B.M. 695 was extended for a second period of ten (10) years up to July 2, 2020, while the Westwood mining lease B.M. 1002 was granted on April 23, 2012 for a period of 20 years until April 22, 2032. The first Mouska mining lease (B.M. 800) is in the first extension of ten (10) years up to August 6, 2021 while the second Mouska mining lease (B.M. 843) is still in the original period of 20 years until April 5, 2018.

All other mineral claims are held in good standing. In Quebec, the rent of each mineral claim depends mainly on its holding time and location. For the Doyon division mineral claims, the rent per full size cell mineral claim is $55.25 per two-year period while mineral claims formed from a small fraction only of the cell is $28.25 per two-year period. Work requirements per mineral claim vary from $1,000 to $2,500 per two-year period in general depending of its size and any excess of work credits may be applied for subsequent renewals. To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the MERN as statutory work. This report should be registered within two years after the expenditures have been incurred.

In the renewal process, the excess of accumulated work credits on a claim can also be applied to renew claims located in a radius of 4.5 km. For the Doyon division mining property, the work credits totals over $11.0 M. As long as the regulation remains unchanged, the surplus will cover existing Doyon and Mouska mines claims for a minimum of 100 years.

The global requirement for the Doyon division property is about $131,000 of work credits and $3,119 of claim fees for every two years. All claims are currently in good standing until May 2017, when the standard renewal process will be continued.

4.6	Titles and Obligations/Agreements

The Doyon division mining property is held 100% by IAMGOLD Corporation. There are no agreements, joint venture partners, or third party obligation at the Westwood Mine.

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4.7	Royalties and Other Encumbrances

The Doyon division mining property and the Westwood Mine are not subject to any royalties or any other encumbrance.

4.8	Environmental Liabilities

From 1980 to 2009, the Doyon Mine produced 5.3 M ounces of gold from sulphide-bearing ores extracted using open-pit and underground infrastructures. Mining activity resulted in mill tailings, sulphide-bearing mine dumps, and mine water effluent. Rehabilitation work began in 2008 with the trucking of sulphide bearing waste back into the inactive open pit.

The Doyon Mine rehabilitation plan submitted to the MERN was revised in March 2010 and an updated closure plan estimate was submitted in January 2012. The closure plan for Doyon was approved in March 2012. Total expected closure costs are $107.4M (+15% contingencies added by the MERN for a total of $123.6M). At this time, $123.6M has been given to the MERN for financial guarantee. In September 2016, MERN was provided with an updated closure plan for both Doyon Mine and Westwood Mine with a combined cost estimate of $117M. These plan are currently in review by MERN and if approved, financial securities will be adjusted accordingly in 2017. Section 20.5 has additional information regarding mine closure plans.

4.9	Permits and Licences

Permitting for exploration activities in Québec is associated with the claim staking process. For more advanced exploration projects (bulk sample, development work) a surface lease or mining lease is required. As described in section 4.3, all claims and mining leases are in good standing (see Appendix).

It is expected that Westwood operations will continue to be within the parameters of the existing Doyon permits and approvals. As described in Section 20, project development is carried out in accordance with the requirements of Directive 019 (version March 2012) on the mining industry of the Québec Ministry of Sustainable Development, Environment, and Climatic Changes (MDDELCC). This directive is a commonly used tool for the analysis of mining projects requiring the issuance of a certificate of authorization under the Environment Quality Act (EQA). The final effluent is also under the federal regulations according to the federal Metal Mining Effluent Regulations.

A key permit was issued in March 2013 by the MDDELCC, a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by Doyon- Westwood when carrying out its activities. The depollution attestation compiles all the environmental requirements regarding effluent discharge, noise, waste management, etc., related to the operation of Doyon-Westwood.

On February 1, 2016 Doyon received a new authorization to custom mill ore from another company. From this authorization, in 2016, Doyon processed muck from Ressources Nottoway Inc. Promec Mine. Doyon

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also received authorization for custom milling of Gold Bullion Development Corporation ore. The authorization has been issued by the MDDELCC.

For the Westwood Mine, all necessary permits were obtained for infrastructure construction, including the access road, woodcutting, electric power line, communication line and water line. All are located inside the mining lease and the existing surface leases. Certificates of authorization were obtained for the following activities: Warrenmac ramp, exploration shaft, ventilation raises, waste pad and water pond, ore extraction, sceptic installation, well for potable water and use of the former Doyon open pit for the storage of Westwood tailings.

4.10	Other Significant Factors and Risks

To the extent known by the authors, there are no other significant factors and/or risks that may affect access, title, or the right or ability to perform work on the property.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRCTURE AND PHYSIOGRAPHY

5.1	Topography and Elevation

The Westwood Mine is located in glaciated terrain, underlain by volcanic rocks. The topography is relatively flat (less than 35 m differential elevation) and at about 340 m above sea level. Overburden varies from 0 to 35 m thick. Even with good drainage (multiple permanent and intermittent creeks), the clayey soil can be water-logged during the summer season.

5.2	Vegetation

Spruce, pine, fir, larch, poplar, birch and cedars are the main varieties of the mature forest covering the Westwood area. In November 2008, the required permits were secured and woodcutting was completed over the Westwood surface lease area. As the project is close to a Quebec National Park, local wild animals are observed on the property from time to time.

5.3	Accessibility

The property is located on Arthur Doyon Road, four kilometres east from the intersection of Mont-Brun Road and Arthur Doyon Road. There are presently two routes leading to this intersection:

•

From the south, the intersection is accessible via the paved Provincial road no. 117 which connects Rouyn-Noranda and Val-d’Or, then one kilometre towards the north via the secondary paved road leading to Mont-Brun and Aiguebelle National Park (Mont-Brun Road);

•

From the north, the intersection is accessible via the Mont-Brun Road, which connects to the paved Provincial road no. 117 and the paved Regional road no. 101 though the municipalities of Mont-Brun, Cléricy and D’Alembert.

5.4	Climate and Operating Seasons

The regional climate varies from dry-hot (up to 35°C) in summer time (end of June to September) to cold with snowfalls (down to -40°C) in winter (end of December to March). There is no rainy season but in the summer muddy trail conditions can slow surface exploration activities, as there is a need to avoid releasing suspended materials into the streams (environmental condition). However, access is available year-round. Climatic conditions have little effect on mine operations, although heating may be required in winter to keep ventilation infrastructures and ore bins free of ice.

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5.5	Local Resources and Infrastructure

The local workforce is skilled and experienced mine workers (miners and staff) are available. There are also many suppliers in the area.

The Westwood Mine is very attractive to potential employees due to its potential longevity, its accessible location and the competitive working conditions offered by IAMGOLD.

Reliable communications, fast network links and water supply facilities are readily available at the Doyon Mine Site. These were extended to the Westwood Mine in 2008. Twenty-five kilovolt (KV) power lines were also built to supply the Westwood exploration shaft and the ventilation raise.

The nearest railway line is located less than 10 km south of the mine. The nearest active airport is the Rouyn-Noranda airport located less than 25 km east of the mine.

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6	HISTORY

6.1	Ownership

Table 6-1 summarizes the different owners of the Doyon division mining property over time. Since 1977 ownership changes resulted from privatization, take over or acquisition. During this time the mining concession and property borders remained approximately the same, modification being limited to within the property limits when additional blocks were surveyed for tailings disposal (claims transformation). IAMGOLD Corporation has held 100% of property interest since November 2006.

Table 6-1 History of the Doyon and Westwood Mines

Date	Owners	Work
1910		First exploration activities reported on the Doyon (Westwood) property.
1930’s - 1940’s	Mooshla G.M. Company	Development work (shallow exploration shafts and drifts) over the Mooshla-A and Mooshla-B occurrences both located in the western part of the Doyon (Westwood) property (Production of Mooshla-A: 4 444 tonnes at 27.0 g/t Au).
	O’Leary Malartic G.M. Ltd.	Working on the Westwood occurrence in the eastern part of the Doyon (Westwood) property (surface work, shallow shaft and drifts)
1960’s		More intense prospecting work by the prospector Arthur Doyon on the Doyon Mine site.
1972-1977	Silverstack Mines Company Ltd (50%) SOQUEM (50%)	Exploration work between 1972 and 1975 on the Doyon occurrence.
1977-1986	Long Lac Mineral Exploration Ltd (50%) SOQUEM (50%)	A drilling survey of 120 diamond drill holes brought the Doyon deposit into production in February 1980.
In 1983, a surface exploration campaign led to the discovery of Doyon West Zones.
1986-1994	Long Lac Mineral Exploration Ltd (50%) Cambior Inc. (50%)	Exploration programs were then conducted on Doyon from underground and on the Warrenmac-Westwood areas from surface.
The Warrenmac sulphide-lens was delimited at that time.
In 1989, Doyon essentially became an underground mining operation.
1994-1998	Barrick Gold (50%) Cambior Inc (50%)	Surface diamond drilling campains on Warrenmac-Westwood occurrence.
These drill holes were located South and East of the Doyon open pit on both eastern and western sides of the Bousquet Fault.
January 1998 to November 2006	Cambior Inc. (100%)	Surface diamond drilling campains on Warrenmac-Westwood occurrence until 2001.
Geological compilation in 2002 by the Cambior’s Exploration team : the Bousquet Formation is targeted at depth where good patterns were recognized. The first drilling phase from surface (2002) led to the Westwood and North Corridor mineralisation discovery at depth, on the eastern side of the Bousquet Fault.
A five-year exploration program was started in 2002, targeting the favourable Warrenmac-Westwood corridor at depth, in the original scheme, project expenses for the entire program (Westwood and Mooshla) totalled $11.3 M to realize 50 000 metres of drilling and 2.6 kilometres of drift development excluding follow-up.
Since November 2006	lamgold Corporation (100%)	Acquired all of Cambior’s assets including the Doyon Mine and Westwood Mine (which was a project at that time).
Surface and underground diamond drilling campains on Westwood occurrence.
Construction of the Westwood Mine (2008-2013).
Closure of the Doyon Mine (end of 2009).
Official commercial production : July 1, 2014.

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6.2	Historical Project Exploration and Development

Table 6-2 summarizes previous exploration activities from 1938 to 2004 for the Westwood area.

Table 6-2 Historical (1938-2004) Exploration Drilling – Westwood Mineralization

Previous Exploration Drilling Warrenmac - Westwood area
Year	Surface/Underground Exploration	Area	Total holes	Total metres	Dimension	Companies
1938	Shaft	WW		76.2m		O’Leary Malartic G.M. Ltd
1938-95	From surface and underground	WW-Warrenmac Cadillac Group North Zone	47 holes 2 holes 5 holes	23 604 m 252 m 1 290 m

Siscoe Gold Mine (1930’s and 1940’s)

Silverstack Mines Company Ltd & SOQUEM (1972-1977) Long Lac Mineral Exploration Ltd & SOQUEM (1977-1986) Long Lac Mineral Exploration Ltd & Cambior (1986 -1994) Cambior & Barrick Gold Corp. (1994-1995)

1995	Surface	Schiste / WW	6 holes	6 430 m	BQ/NQ	Cambior & Barrick Gold Corp.
1996	Surface	Warrenmac	10 holes	3 283 m	BQ/NQ	Cambior & Barrick Gold Corp.
1999	Surface	Schiste / WW	2 holes	864 m	BQ/NQ	Cambior
2001	Surface	Schiste / WW	7 holes	5 661 m	BQ/NQ	Cambior
2002	Surface Underground	Schiste / WW Schiste / WW	6 holes 2 holes	5 855 m 1 989 m	AQ/BQ/NQ NQ	Cambior
2003	Underground	10-2/J-125	2 holes	2 707 m	NQ	Cambior
2004	Underground	14-01/J-125/WW	6 holes	5 240 m	NQ/BQ	Cambior

TOTAL			95 HOLES	57 251 m

In 2002, Cambior’s Exploration team initiated geological compilation work that led to target the favourable Bousquet Formation at depth where good alteration patterns were recognized. The first drilling phase from surface (2002) led to the Westwood and North corridors mineralization discovery at depth, on the eastern side of the Bousquet Fault. A five-year exploration program followed, targeting the favourable Westwood Corridor at depth. The original plan, (Westwood and Mooshla) was to complete 50 000 m of drilling and 2.6 km of drift development towards the east from the Doyon Mine, excluding follow-up.

Following Phase 1 success (see the years 2002-2004 in Table 6-2), the initial planning was re-adjusted in 2004 to 2.89 km of an exploration drift towards the east from the Doyon Mine, 6 400 m of surface drilling and 50 280 m of underground drilling. In addition to these, some INFINITEM geophysical surveys were conducted in selected holes and geochemical samples were taken on a regular basis to quantify alteration.

Table 6-3 summarizes the exploration activities for the Westwood area, during the second exploration phase on the Westwood occurrences (2004 – 2006).

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Table 6-3 Cambior Phase 2 Exploration Program (2004-2006) – Westwood Mineralization

Year	Drifting (m)	Surface drilling (holes/ wedges)	Surface drilling (m)	Underground drilling (holes / wedges)	Underground drilling (m)
Total 2004	Lateral	Exploration	4 233	Exploration	3 064
	752	1 h / 5 w		2 h
Total 2005	Lateral	Exploration	6 303	Exploration	9 727
	910	7 h		9 h
Total 2006	Lateral	Exploration	—	Exploration	16 972
	976	0 h		22 h
Total	Lateral	Valuation	—	1 037 h / 2 w	—
	2 638	8 h / 5 w
	Vertical	Exploration	10 536	214 h / 71 w	29 763
69 h / 24 w
	Shaft/Raise	Engineering	—	58 h / 4 w	—
5 h
Grand-Total 2004-2006	2 638	113 h / 32 w	10 536	1 309 h / 77 w	29 763

Finally, in November 2006, IAMGOLD took over Cambior and acquired all of its assets including the Doyon Mine and Westwood project. The first ingot of Westwood Mine was poured on March 27, 2013.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Westwood Mine is part of the DBL mining camp (Figure 7-1) which is located within the Southern Volcanic Zone of the Abitibi subprovince. The deposit is hosted within the Archean volcanic and intrusive rocks of the Bousquet Formation (2699-2696 Ma) which is one of the youngest assemblage of the Blake River Group (2703-2694 Ma). The DBL mining camp hosts several world class deposits (e.g., Doyon, Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna mines). It is the largest gold-copper-zinc-silver producing district in the Province of Quebec with a total production, current resources and reserves record of more than 164 M tonnes averaging 5.0 g Au/t for more than 26.2 M ounces.

Five deposit styles are recognized in the camp: 1) gold-rich VMS lenses, 2) VMS-related gold-rich vein stockworks and sulphide disseminations (Au±Cu-Zn), 3) intrusion-related gold- and copper-rich veins, 4) shear-hosted gold- and copper-rich veins and 5) syn-deformation auriferous quartz-pyrite-tourmaline veins (e.g., Mercier-Langevin et al., 2007 and Yergeau et al., 2015). After more than 30 years of exploration and mining activity, two mines are still in operation in the DBL mining camp (Westwood and LaRonde Penna). Recent scientific work (Mercier-Langevin et al., 2009; Wright-Holfeld et al., 2010; Yergeau, 2015; Yergeau et al., 2015) have confirmed geochemical similarities between the host rocks of the main VMS lenses at the LaRonde Penna Mine and the rocks hosting the Westwood mineralized corridor. Moreover, the Zone 2 Extension veins are localized at the same stratigraphic level as the Doyon Zone 2 veins.

7.2	Local and Property Geology

The Westwood Mine is located within the limits of the Doyon division mining property (Figure 7-1) which covers the Blake River Group (BRG) metavolcanic rocks and a part of the metasedimentary Cadillac (CG) and Kewagama (KG) groups located respectively to the south and to the north of the BRG. The BRG in this area is limited to a highly strained relatively thin band of metavolcanic and intrusive rocks that form a steeply dipping (70-80°), southward-facing homoclinal sequence. The stratigraphy generally strikes east-west (N100-110°) and is parallel to the main regional foliation.

The Mooshla Intrusive Complex (MIC), a polyphased synvolcanic pluton, is comagmatic with the Bousquet Formation and intrudes the volcanic rocks in the western part of the property.

Excluding the West Zone, which is hosted within the Mooshla intrusion, most of the former Doyon Mine production comes from felsic hypabyssal volcanic rocks (Zone 2), mafic to intermediate volcanic rocks (Central Zone) and the sericitic schist zone (Zone 1). Gold bearing VMS lenses and disseminated sulphide zones occurring in the eastern part of the Doyon division mining property are known as the Warrenmac and Westwood showings (now part of the Westwood Mine), respectively to the west and to the east of the NE-SW trending Bousquet Fault (BF).

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Figure 7-1 Regional/local geology / Westwood Mine location (plan & composite longitudinal views)

The deformation is heterogeneous and varies in intensity from moderate to strong throughout the DBL mining camp. The regional foliation is east-west with dips varying from sub-vertical to 70° towards the south. The stratigraphic units and most of the mineralized zones are strongly transposed in the regional foliation. The regional metamorphism grade is transitional from upper greenschist in the upper part of the deposit to lower amphibolite facies in the lower part of the deposit (> 1 500 m depth).

7.2.1	Lithology and Stratigraphy

The volcanic stratigraphy was originally divided into six units. Subsequent work subdivided the Bousquet Formation into distinguishable units based on textural and/or geochemical parameters (Figure 7-2). From north to south (base to top of the stratigraphic column) these units are:

Unit #1 (Hébécourt Formation): This unit consists of tholeiitic basalts with pillowed, brecciated and massive flow textures with local glomeroporphyritic horizons. Numerous gabbroic sills and rare narrow fine tuff beds are also noted.

In the DBL, the Hébécourt Formation, which represents the base of the BRG, is overlain by the Bousquet Formation which is subdivided as follows:

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Bousquet Formation lower member: Mafic to intermediate composition and tholeiitic to transitional affinity.

Unit #2.0: Overlying and intercalated with the Hébécourt Formation, unit #2 is mainly composed of tholeiitic quartz- and feldspar-phyric felsic rocks of intrusive origin (but initially interpreted as tuffs). The Bousquet 1 Mine’s Zone 6 is located in this unit.

Unit #3.0: This complex unit corresponds to tholeiitic to transitional and mafic to intermediate volcanic rocks displaying tuffaceous, breccia and flow textures that are interpreted as submarine high density flow deposits. Far to the east of the Bousquet Fault, the southern (upper) contact with overlying units is not obvious as unit #3 is in contact with similar rock types of unit #4.4. Unit #3 hosts minor parts of the Doyon Mine’s Zone 2 and Westwood Zone 2 Extension.

Units #4.2 and #4.3: These units represent hypabyssal intrusive felsic rocks that are genetically associated with the Bousquet Formation upper member. Unit #4.2 has a tholeiitic to transitional affinity and felsic to intermediate composition whereas unit #4.3 is transitional in affinity and dacitic to rhyolitic in composition. Units #4.2 and #4.3 host most of the Doyon Mine Zone 2 and most of Westwood Mine Zone 2 Extension ore zones. The upper part of unit #4.3 is affected by an intense sericitic alteration (i.e., sericitic schist) zone which pinches at depth and eastward from the Doyon Mine area. This alteration zone (hosting the Doyon Mine’s Zone 1) also affects other units (i.e., #4.2 and the base of #4.4).

Unit #4.4: This heterogeneous unit presenting a transitional affinity is essentially composed of mafic to intermediate tuffs, volcanic breccias and lavas. This unit hosts the Bousquet 1 Mine’s Zones 4 and 5 as well as parts of the Westwood Mine’s Zone 2 Extension.

Figure 7-2 DBL mining camp regional stratigraphic sequence

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Bousquet Formation upper member: Intermediate to felsic composition and transitional to calc-alkaline affinity.

Subunits #5.1a-(a) and 5.1a-(b): Those two subunits form the base of the Bousquet Formation upper member. They are mainly composed of basaltic to andesitic massive lavas and associated volcaniclastic rocks of transitional affinity. Those rocks contain centimetric amygdules filled with quartz and carbonate. They host the North Corridor ore zones as well as some ore zones of the Bousquet 1 Mine.

Subunit #5.1a-(d): This subunit forms local felsic effusive centers on top of unit 5.1a and is mainly composed of dacitic lapilli to blocky tuffs with feldspar phenocrysts, when poorly altered. This subunit has a transitional to calc-alkaline affinity and represents the footwall of the Westwood Corridor as well as Bousquet 1 and Bousquet 2-Dumagami main ore zones.

Unit #5.2a: This calc-alkaline to transitional rhyodacitic unit is located in the immediate hanging wall of the Westwood Corridor ore zones and is composed mainly of volcanic breccias and feldspar-phyric massive lobes and domes. It also represents the footwall unit of the LaRonde Penna Mine 20 North lens.

Unit #5.5: The uppermost unit of the Bousquet Formation is composed of calc-alkaline rhyodacitic to rhyolitic dome-breccia complexes that are poorly altered, generally feldspar-phyric, and rich in biotite porphyroblasts. It is in contact with the metasediments of the Cadillac Group (CG) to the south, with a level of semi-massive to massive barren pyrrhotite overlain by black shales which generally lies at the contact.

Subunits #5.3a and 5.3a-(b): The Bousquet Formation upper member is crosscut by several felsic to mafic sills, dykes and cryptodomes. Subunit 5.3a represents a series of metric rhyolitic quartz- and feldspar-phyric dykes and sills that intrudes the felsic volcanic rocks. These dykes and sills are mainly recognised in the vicinity of the Westwood Corridor and they locally act as impermeable cap rocks that helps focus the auriferous hydrothermal fluids (Yergeau et al., in prep.). Subunit 5.3a-(b) is a thick feldspar-phyric calc-alkaline rhyolitic cryptodome found in the upper and eastern parts of the Westwood Mine. It lies in the hanging wall of the Westwood Corridor and is thus poorly altered and not related to any ore zone.

Subunit #5.1a-(c) and unit #5.4: These andesitic to basaltic tholeiitic sills and dykes represent the latest stage of hypabyssal volcanism in the Westwood Mine. Initially encountered only on the LaRonde Penna and Bousquet 2-Dumagami properties, these are now also recognised on the Doyon division mining property. They are found in the different units of the Bousquet Formation upper member, but are mostly located in the immediate hanging wall and footwall of the Westwood and North corridors ore zones. Similar to subunits #5.3a and #5.3a-(b), they acted as cap rocks as well as reactive sinks for base metals and gold. At LaRonde Penna, this unit is spatially and genetically related to the Zone 20N and Zone 20S massive sulphide lenses.

The BRG southern contact is sub-concordant with the CG metaturbidites. The metric semi-massive to massive pyrrhotite level at the contact between the BRG and the CG is barren and possibly represent a hiatus between the BRG volcanic episode and the beginning of the Archean submarine sedimentation of the CG.

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Mooshla Intrusion: In the western part of the Doyon property, units #3.0, #4.2 and #4.3 are intruded by the polyphased synvolcanic Mooshla Intrusive Complex (MIC). The early stage of the MIC (Mouska stage) is composed of gabbros and diorites that are coeval with the Bousquet Formation lower member. The main zone of the past producing Mouska Mine is hosted in the Mouska stage. The late stage of the MIC (Doyon stage) is composed of diorites, tonalites, and trondhjemites that are coeval with the Bousquet Formation upper member. The Doyon Mine’s West Zone is hosted in the tonalites and trondhjemites at the apex of the Doyon stage, near the contact with the volcanic rocks. An apophysis of the MIC’s trondhjemite hosted in unit #3.0 plunges underneath the Westwood Mine in the western part of the deposit. No mineralized zones in the Westwood Mine area are currently associated with the MIC.

Figure 7-3 shows a geological plan view of Level 84 of the Westwood Mine while Figure 7-4 shows a south-north cross-sectional interpretation of the Westwood deposit.

Figure 7-3 Geological Map – Plan view of Level 084 (from Yergeau et al., in prep.)

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Figure 7-4 Subvertical South-North cross-section in the centre of the deposit (14380m E)

S
N
6000N
7000N
Westwood Ventilation Raises
Warrenmac Ramp
Warrenmac lens
Schist
Westwood Shaft
Westwood Ventilation Raise
U4-1 - U4.2 - U4.3
U2.0
U1.1
U6.2
U6.2
Bousquet Fault
U5.2
U5.1
U4.4
U3.3
Westwood lenses
4000Elev
Zone 2 lenses
SEDIMENTS
North Corridor lenses
Bousquet Fault
U1.1
U2.0
Doyon Fault
3000Elev
U6.2
U6.2
U5.2
U5.4
U4-1 - U4.2 - U4.3
U3.3
1GA
U1.1
IAMGOLD
MINE WESTWOOD
Section 14380E
Basalts
Porphyric volcanics and basalts
Mafic - altered lapilli volcanics
Felsic - altered volcanics
Sericitic Schist
Alaskite Doyon/Mooshla intrusion
Mafic volcanics
Intermediate-felsic - altered volcanics
Felsic - lapilli volcanics
Basalt - gabbro sill in unit 5.2
Basalt - gabbro sill in sediments
Graywackes and sandstones

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7.2.2	Structural and Metamorphic Geology

All lithologies of the DBL mining camp have been influenced by a north-south compression event, which resulted in a subvertical to steeply south dipping east-west penetrative schistosity. High-strain anastomosing east-west corridors are observed throughout the property, mainly at the geological contacts and within highly altered zones. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

A dominant east-west alteration zone is present on the Doyon division mining property and is marked by a sericitic schist made of highly deformed rocks occupying a 150 m wide corridor. The sericitic alteration affects partially or completely part of units #4.2, #4.3, and #4.4. The sericitic schist dips at about 65º towards the south. The intensity of sericitization and associated deformation appears to reduce with depth and to the east. It disappears 250 m eastward of the Bousquet Fault. It also becomes thinner and less pervasive at depth.

Late sub-vertical conjugated brittle faults (NE-SW and NW-SE) and joints occur throughout the Doyon division mining property. The most significant ones are the Doyon Fault (NE-SW orientation and ±50°SE dip) and the Bousquet Fault (NE-SW orientation and ±80°SE dip). The latter shows an apparent sinistral displacement of about 280 m that shifts Westwood mineralized zones. The vertical movement related to this fault is not well-documented but seems negligible based on field observations.

The DBL mining camp is metamorphosed to the upper greenschist/lower amphibolite facies. At Westwood, the upper part of the deposit is metamorphosed to the upper greenschist facies whereas in the lower part of the deposit (i.e., > 1 500 m depth) the rocks are metamorphosed to the lower amphibolite facies. This does not affect the geometry or grade of the mineralized corridors but changes the mineralogy of the host rocks (e.g., amphibole instead of chlorite, apparition of aluminosilicate minerals, etc.).

7.2.3	Alteration

The Westwood area covers three pervasively altered, east-west trending mineralized corridors that are stacked from north to south. Recent studies reveal that these three corridors share similarities in terms of alteration assemblages. The alteration minerals described in the Westwood deposit area are the result of an upper greenschist/lower amphibolite facies metamorphism of synvolcanic alterations.

Zone 2 Extension footwall and hanging wall proximal alteration is composed of a quartz-pyrite-sericite-albite±gypsum assemblage that overprints a chlorite-biotite-carbonate-amphibole±garnet-sericite background alteration. North Corridor proximal alteration is composed of quartz-sericite-pyrite±garnet-chlorite-biotite-calcite whereas the distal alteration assemblage is composed of chlorite-biotite-carbonate-amphibole±garnet-sericite. The footwall of the Westwood Corridor is marked by a distal chlorite-biotite-carbonate-amphibole±garnet-sericite alteration which is overprinted by a proximal quartz-sericite-pyrite alteration assemblage. The hanging wall of the Westwood Corridor is, in part, poorly altered because alteration is asymmetrical and located mainly in the footwall. An aluminous alteration

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assemblage composed of zinc-rich staurolite, magnetite, kyanite, and andalusite with quartz, sericite and pyrite is replacing the typical alteration assemblages cited above at depth (> 1 500 m) to the east of the Bousquet Fault within the Westwood and North corridors. This alteration assemblage is similar to the one found at depth in the LaRonde Penna, Bousquet 1, and Bousquet 2-Dumagami deposits. However, in the case of the Westwood deposit, it is thought to be solely related to the increased P-T conditions at depth, and not to a particularly acidic hydrothermal fluid. Multiple geochemical samples were collected during the drilling campaigns for further analysis and geochemical vectoring.

7.3	Mineralization

VMS-type mineralized zones of the DBL camp are mainly associated with units #5.1 and #5.2 of the Bousquet Formation upper member. These units host gold-rich VMS-type semi-massive to massive sulphide lenses as well as stringer zones such as the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits as well as the Westwood and North corridors. Intrusion-related mineralized zones composed of gold-sulphide veins are mostly hosted in units #4.2, #4.3 and #4.4 as well as in the apex portion of the MIC such as zones 1, 2, and West at the Doyon Mine and Zone 2 Extension at Westwood.

The Zone 2 Extension: mineralized zones consist of quartz-pyrite veins and veinlets with variable but usually minor amounts of chalcopyrite and rare sphalerite. They are generally less than 15 cm thick and are hosted in strongly sericitized wall rock containing 2 to 10% disseminated pyrite. The vein system is roughly oriented N85-105° with a dip varying between 60-70°S and is slightly discordant to the regional foliation and S0 planes (direction and dip). Remobilised free gold, at the origin of high-grade values, is frequently observed in these veins which are located within units #4.3 and #4.4 which are felsic and mafic volcanic respectively.

The mineralized corridor of the Zone 2 Extension was first intersected in late 2008 over a distance of 225 m and showed better continuity than expected (Figure 7-5 and Figure 7-6). Mapping confirmed that the mineralization is slightly oblique in both strike and dip relative to the stratigraphy. The mineralization distribution and the ore shoot patterns are becoming better understood with the increase in the quantity of diamond drill holes. The majority of ore shoots are parallel to the stretching lineation that plunges at ± 80O south-west on the main foliation plane but a minority of them are perpendicular to the stretching lineation.

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Figure 7-5 Zone 2 Extension block-test mining of the Z230 Vein

Figure 7-6 Zone 2 Extension close up of the Z230 Vein

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The North Corridor mineralization is characterized by quartz-pyrite veins and concentrations with locally abundant sphalerite-chalcopyrite±pyrrhotite-galena (Figure 7-7). The amount of sulphide is variable within centimetre- to decimetre-wide veins and veinlets. The system is generally parallel to the Zone 2 Extension with a dip ranging from 70-80°S and is also weakly discordant to the regional foliation. Occasional free gold is also present in the veins. Mafic to intermediate volcanic rocks (units #5.1a-(a) and #5.1a-(b)) host the North Corridor.

Figure 7-7 North Corridor semi-massive sulphide lens

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The Westwood Corridor consists of auriferous semi-massive to massive sulphide lenses, veins and disseminations containing variable but significant amounts of Cu, Zn and Ag. The mineralization is characterized by pyrite-sphalerite-chalcopyrite-pyrrhotite±galena veins, stringers and massive sulphides associated with variable amounts of quartz and rare visible gold. The sulphides are also enriched in the epithermal suite of elements (i.e., As, Sb, Bi, Pb, Se, Te, and Hg). These mineralized zones are a few centimetres to more than 50 cm thick in a disseminated pyrite halo and in some places reach thicknesses of up to 10 m. Local massive to semi-massive sulphide lenses ranging from 1 m to 14 m are also present within the corridor (Figure 7-8). This corridor is thought to be associated with a gold-rich VMS hydrothermal system. The corridor is generally parallel to the Zone 2 Extension and North Corridor with dip ranging from 70-80°S.

Gold distribution is variable throughout the Westwood Corridor, however significant association with sphalerite and/or chalcopyrite is frequently observed. The zinc and copper distribution remains misunderstood. High content in zinc is observed to the west of the Bousquet Fault (Warrenmac and WW10 lenses) whereas to the east of the fault, the upper levels are generally richer in zinc while the copper content increases at depth. Gold remobilisation into syn-deformation, spatially related to the mineralized zones, black quartz veins with chalcopyrite traces is common (Figure 7-8), but not systematically found along both sides of the massive sulphide lens.

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Figure 7-8 Warrenmac banded massive sulphide lens

Gold-bearing black quartz vein
Warrenmac massive sulphide lens
Pyrite - Sphalerite

Warrenmac lens: PS 36-01
Au-rich VMS and semimassive sulfides
0.5 m
Looking West

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7.4	Geochemistry

Geochemical data interpretation is underway. The main alteration styles are listed in Section 7.2.3. Regional data ratios established in the 2000’s are still very helpful to discriminate alteration trends and plunges as well as favourable stratigraphic corridors and metallic associations. The database was recently updated and studies are ongoing.

7.5	Geophysics

The Westwood area has been surveyed with most of the traditional geophysical prospecting methods including ground magnetic, aeromagnetic, very low frequency (VLF), Induced Polarization (IP) and pulse- electromagnetics (EM) in drill holes. Compilation maps were produced and are available on site.

The INFINITEM-method has been used in the past in selected deep holes to help locate major conductors within the favourable volcanic sequence. These holes are starting from 900 m below surface to a two kilometre depth and required huge loops to induce a sufficient electromagnetic field to detect conductors. Some weak in-hole and off-hole anomalies were detected and can be explained by pyrite concentrations and veins within known mineralized corridors.

In 2008, an INFINITEM test-survey was conducted in three short holes crossing and adjacent to the Warrenmac lens. The test was inconclusive due to the pyrite type encountered and the high sphalerite content.

After the survey of the Warrenmac lens, it was concluded that the application of this method was inadequate for the investigation at depth because of the weak sulphide conductivity and the high operating costs. There was no new geophysical survey performed in holes from 2009 to 2016 considering the results obtained in 2008.

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8	DEPOSIT TYPES

8.1	Deposit Types

The origin of the gold in the DBL mining camp has been extensively debated in the past and three models have been proposed: synvolcanic, multi-stage, and syn-deformation. Recent studies at the LaRonde Penna and Westwood deposits, and within the MIC, combined with the geological synthesis of the DBL mining camp, have provided further proof for the synvolcanic model for the introduction of the gold, with substantial remobilisation during regional deformation.

Five deposit styles are recognized in this camp:

•	gold-rich base metal massive sulphide lenses (LaRonde Penna, Bousquet 2-Dumagami and Westwood Corridor);

•	gold-rich vein stockworks and sulphide disseminations (Bousquet 1, North and Westwood corridors, and Ellison);

•	intrusion-related Au-Cu sulphide-rich vein systems (Doyon, Mooshla A, Zone 2 Extension);

•	shear-hosted Au-Cu-sulphide-rich veins (Mouska and MicMac);

•	syn-deformation auriferous quartz-pyrite-tourmaline veins (Mooshla B).

At the Westwood Mine, the Zone 2 Extension share similarities with the Doyon Mine intrusion-related veins system while the Westwood Corridor is related with the VMS lenses of the LaRonde Penna and Bousquet 2-Dumagami mines. The North Corridor mineralization shows hybrid characteristics between the two previous corridors and represent the base of the Westwood Corridor.

8.2	Investigation Concept

All mineralized structures of the Westwood Mine are generally parallel in all three mineralized corridors at N85-105° / 60-80°S which is slightly discordant to the regional stratigraphy and foliation in direction and dip (±15°). At present, known mineralized zones are hosted in units #4.2, #4.3, #4.4, #5.1a, and #5.4a. Generally, the holes are planned and drilled according to the localization of drilling bays with azimuths ranging from 45°-90° from the mineralized structures and the dips usually ranging between +45° and – 65°. Plunges of the mineralization are also considered to determine the targets. From 2010 to 2013 south to north exploration drill holes were drilled from the southern bays of Level 084 with dips reaching -85° to target the deepest extensions of the mineralized zones. From the end of 2011 to mid-2013, north to south exploration and valuation drill holes were also drilled from Level 104 (1 040 m deep), Level 132 (1 320 m deep) and Level 140 (1 400 m deep) with dips ranging between +45° and –45° to delineate the existing known mineralized lenses and to target unexplored areas located west, east and under the actual mineralized zones. From mid-2013 no exploration drilling has occurred on the property. From mid-2013 to present, drilling has concentrated on valuation and definition mostly in a north to south direction with

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dips ranging from +60° to -40° from Level 060, Level 084, Level 104, Level 132, Level 156 and in 2016 from Level 180.

Gold distribution is variable throughout the three mineralized corridors (Zone 2 Extension, North Corridor and Westwood Corridor) and visible gold is frequently present. Furthermore, significant gold values associated with sphalerite and/or chalcopyrite are also observed. The exploration and valuation drilling programs are thus based on identification and delimitation of the sulphide-bearing structures as well as the gold-bearing veins.

There is excellent potential for gold-rich VMS mineralization to occur on the property. Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna Mine and the rocks hosting the Westwood Corridor; particularly unit #5.1a, now recognized on the property (Figure 7-2), which is the footwall of the LaRonde Penna’s 20 North lens.

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9	EXPLORATION

Most of the exploration work performed on the property since the 1930’s is from diamond drilling programs (see Section 6 for the exploration history and ownership). Through the years, major exploration efforts were concentrated on the Doyon Mine site but since 2002, the focus has turned to the gold-rich VMS potential of the Blake River Group, especially in the Westwood area. The stratigraphy in the area is well defined (Bousquet Formation) and host-rocks are comparable to the ones hosting gold-rich VMS mineralization at the Bousquet 2-Dumagami and LaRonde Penna mines located a few kilometres east of the Westwood Mine.

Since 2002, surface infrastructures and underground development have continued to support exploration diamond drilling work. Highlights of activities completed or still in progress are:

•	Development of 2.6 km of an exploration drift towards the east (Westwood occurrence) starting from Level 14 of Doyon Mine, now named the Westwood main drift, Level 084, (Cambior and IAMGOLD);

•	Some Pulse-EM and INFINITEM geophysical surveys conducted in selected holes (IAMGOLD);

•	An increased power capacity to feed seven underground drills (IAMGOLD);

•

Development of a second exploration drift started from the Westwood main drift (Level 084) to reach the southern part of the project, crossing the three mineralized corridors and the Bousquet Fault, permitting better access for drilling (IAMGOLD);

•	Sinking of an exploration shaft, started in 2008 and reached 1 958 m below surface on January 25, 2013 (IAMGOLD);

•	Sinking of the Warrenmac ramp between 2008 and

•	Raise boring for ventilation (IAMGOLD); 2010 from surface to Level 036 (360 m below ground surface) (IAMGOLD);

•	Development of stations 036 started from Warrenmac ramp and stations 060, 084, 104, 132, 140, 156, 180 and 192 from Westwood Shaft (IAMGOLD);

•

Development of ramps between levels 036, 060, 084, 104, 132, 156, 180 and other access development (lateral, vertical, shaft, raise), including the Warrenmac ramp, the Westwood Shaft and levels 036, 060, 084, 104, 132, 140, 156 and 180 (IAMGOLD);

•	Surface building construction: head frame, production hoist, service hoist, hoist room, surface silo, paste backfill mill (IAMGOLD);

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•	Surface infrastructures construction: mine water pond with a capacity of 7 200 m3, a waste rock dump with a capacity of 45 000 m3 (IAMGOLD);

•	Two bulk samples on Level 084 (Z230 lens) to confirm grade and mining method (IAMGOLD);

•	Hydrostatic plug installed on Level 12 of Doyon Mine to flood half of the Doyon Mine (IAMGOLD);

•	Hydrostatic plug installed on Level 084 of the Westwood Mine to flood the entire Doyon Mine (2013-2014) (IAMGOLD);

•	Westwood Mine first gold ingot poured on March 27, 2013 (IAMGOLD);

•	Westwood Mine official commercial gold production started on July 1, 2014 (IAMGOLD).

Other exploration work on the Westwood Mine area include:

•	Exhaustive surface mapping of the Doyon division mining property by Mr. Armand Savoie, M.Sc.Geo., Special Project Geologist since the mid-1980’s (Cambior);

•	Underground mapping of parts of Westwood exploration drifts since 2004 by the Westwood geologists and technicians (Cambior and IAMGOLD);

•

From 2004 to 2015, geochemical samples were taken on a regular basis along drill holes to characterize alteration and rock composition. For most of the exploration holes (large spacing) samples corresponding to a 10-20 cm piece of core were taken at about every 30 m mainly in units 4.2 to 5.2. Samples were sent to ALS Chemex laboratory to be analysed for whole rock and some traces elements. Over the years, a geochemical database of about 5 330 samples, has been built up and frequently used by geologists to distinguish facies. From 2015 to present, core samples are analysed in the Westwood core shack using an X-ray fluorescence (XRF) gun to determine trace elements. (Cambior and IAMGOLD);

•	In 2008-2009, surface mapping of outcrops located in the vicinities of the Warrenmac ramp portal, Westwood Shaft and raise boring collars (IAMGOLD);

•	Stratigraphic interpretation of the Westwood Corridor ore zones by Geological Survey of Canada in 2009 (Geological Survey of Canada, CR 2009-3), (IAMGOLD).

•	Master’s degree on the alterations by A. Wright-Holfeld (Wright-Holfeld, 2011; IAMGOLD-GSC-INRS-ETE);

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•	A multidisciplinary Ph.D. thesis on the Westwood deposit by D. Yergeau (Yergeau, 2015; IAMGOLD-GSC-INRS-ETE).

•

Summer of 2011, outcropping of the surface extension of the Warrenmac lens was done. It corresponds essentially to the area outcropped in the early 1980’s. Mapping and sampling was done in the summer of 2012 (IAMGOLD).

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10	DRILLING

10.1	Previous Drilling Work

Exploration and diamond drilling work began in the 1930’s and 1940’s in the Westwood areas (see Section 6 for the exploration history and ownership).

An underground exploration program which initially included 2.6 km of drift development towards the east from the Doyon Mine was initiated by Cambior in 2004 and was continued by IAMGOLD until the third quarter of 2013. The program objectives were to explore the favourable stratigraphy at depth on both sides of the Bousquet Fault.

10.2	Recent and Current Drilling Programs

By the fall of 2006, as IAMGOLD acquired all mining assets from Cambior, two new mineralized corridors were intersected on the western side of the Bousquet Fault. A definition/valuation drilling program was then planned to target Zone 2 Extension and North Corridor mineralization (with a drilling pattern of 40 X 40 m).

By the end of 2007, the underground electrical capacity, on Level 084, was increased to support more equipment. Current power installation is sufficient to feed more than ten drills.

In 2008, nine electric drills (six from underground and three from surface) were running simultaneously most of the time on the project. The valuation drilling program on Zone 2 Extension confirmed the results and the opening of the vein on Level 084 showed a better continuity than expected. Also, a significant intercept was obtained at 2.5 km depth. Taking into account the time required and associated costs to drill at these depths, the IAMGOLD Board of Directors approved a ramp access to the Warrenmac Zone and the exploration shaft sinking to allow drilling at depth.

In 2009, exploration and valuation drilling carried on with eleven electric drills (eight from underground and three from surface). Since 2010, drilling has exclusively been done from underground development with seven to eleven electric drills. Underground drilling was performed from levels 036, 060, 084, 104, 132, 140, 156, 180 and 192 and from Warrenmac ramp. All underground drill holes on the Westwood occurrence were performed by Orbit Garant Drilling until the end of August 2013, by Boreal Drilling from September 2013 to August 2016 and by Machine Roger International from September 2016 to present. Table 10-1 summarizes the exploration activities and investments by IAMGOLD on the Westwood occurrence, during the exploration phase of the mine (2007 – 2012) leading to the first gold ingot poured in March 2013. Table 10-1 present exploration work up until the end of 2012, the last full year of exploration

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Table 10-1 IAMGOLD Exploration Work (2007-2012) – Westwood Mine

Year	Drifting (m)	Surface drilling (holes/wedges)	Surface drilling (m)	Underground drilling (holes/wedges)	Underground drilling (m)
Total 2007	Lateral 915	Exploration 3 h / 2 w	1 712	Exploration 26 h	26 038

2008	Lateral	Valuation	5 655	Valuation	22 443
	1 815	16 h		91 h
	Vertical	Exploration	17 513	Exploration	23 191
	—	46 h / 15 w		19 h / 22 w
	Raise	Engineering	1 248	Engineering	1 396
	21	4 h		5 h / 4 w

Total 2008	1 836	66 h / 15 w	24 416	115 h / 26 w	47 030

2009	Lateral	Valuation	9 491	Valuation	34 504
	3 680	24 h / 8 w		168 h / 2 w
	Vertical	Exploration	9 112	Exploration	28 400
	416	12 h / 2 w		24 h / 18 w
	Shaft/Raise	Engineering	—	Engineering	3 173
	1 117	0 h		15 h

Total 2009	5 213	36 h / 10 w	18 603	207 h / 20 w	66 077

2010	Lateral	Valuation	—	Valuation	44 367
	5 953	0 h		236 h
	Vertical	Exploration	—	Exploration	29 863
	708	0 h		20 h 15 w
	Shaft/Raise	Engineering	—	Engineering	1 187
	1 228	0 h		11 h

Total 2010	7 889	—	—	275 h / 15 w	75 417

2011	Lateral	Valuation	—	Valuation	45 928
	8 497	0 h		209 h
	Vertical	Exploration	—	Exploration	27 763
	1 143	0 h		25 h / 10 w
	Shaft/Raise	Engineering	165	Engineering	519
	526	1 h		13 h

Total 2011	10 166	—	—	135 h / 7 w	74 210

2012	Lateral	Valuation	—	Valuation	45 686
	12 289	0 h		333 h
	Vertical	Exploration	—	Exploration	36 792
	2 037	0 h		59 h / 6 w
	Shaft/Raise	Engineering	—	Engineering	1 816
	473	0 h		14 h

Total 2012	14 799	—	—	406 h / 6 w	84 294

Total	Lateral 33 149	Valuation 40 h / 8 w	15 146	1 037 h / 2 w	192 928
	Vertical 4 304	Exploration 69 h / 24 w	28 337	214 h / 71 w	172 047
	Shaft/Raise 3 365	Engineering 5 h	1 413	58 h / 4 w	8 091

Grand-Total 2007-2012	40 818	113 h / 32 w	44 896	1 309 h / 77 w	373 066

Table 10-2 summarizes all the drilling activities on the Westwood occurrence since the first drilling work reported in 1938. No exploration drilling has been done since September 2013, due to exploration budget reductions.

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Table 10-2 Drilling Work (1938-2016) – Westwood Occurrence

Year	Surface Drilling (m)			Underground Drilling (m)			Total per year (m)	Companies
	Exploration	Valuation & Definition	Engineering	Exploration	Valuation & Definition	Engineering
1938	76						76	O’Leary Malartic G.M. Ltd
Siscoe Gold Mine (1930’s and 1940’s)
Silverstack Mines Company Ltd & SOQUEM (1972-1977)
1938-95	25 146						25 146	Long Lac Mineral Exploration Ltd & SOQUEM (1977-1986)
Long Lac Mineral Exploration Ltd & Cambior (1986-1994)
Cambior & Barrick Gold Corp. (1994-1995)
1995	6 430						6 430	Cambior & Barrick Gold Corp.
1996	3 283						3 283	Cambior & Barrick Gold Corp.
1999	864						864	Cambior
2001	5 661						5 661	Cambior
2002	5 855			1 989			7 844	Cambior
2003				2 707			2 707	Cambior
2004				5 240			5 240	Cambior
2004	4 233			3 064			7 297	Cambior
2005	6 303			9 727			16 030	Cambior
2006				16 972			16 972	Cambior
2007	1 712			26 038			27 750	lamgold
2008	17 513	5 655	1248	23 191	22 443	1 396	71 446	lamgold
2009	9 112	9 491		28 400	34 504	3 173	84 680	lamgold
2010				29 863	44 367	1 187	75 417	lamgold
2011			165	27 763	45 928	519	74 375	lamgold
2012				36 792	45 686	1 816	84 294	lamgold
2013				8 031	72 373		80 404	lamgold
2014					73 112	700	73 812	lamgold
2015					75 356	1 917	77 273	lamgold
2016					79 359	2 653	82 012	lamgold

Sub-Total per Program (m)	86 188	15 146	1 413	219 777	493 128	13 361

Total per Program (m)	102 747			726 266

Grand Total (m)	829 013

10.3	Methodology

Figure 10-1 presents the workflow for diamond drilling programs. The methodology is presented in the next sub-sections as well as Sections 11 and 12 refer to this workflow.

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Figure 10-1 Workflow for diamond drilling programs

10.3.1	Planning

In the Westwood database, each drill hole has a unique sequential identification that is linked to the year it was drilled (e.g. R16900-15 for underground hole drilled in 2015). Exploration, definition and valuation holes are not differentiated.

Based on the drilling program planned under the supervision of the Geology Superintendent, the Westwood geologists typically design drill holes directly onto the relevant vertical sections using GEMS. Underground drill holes are identified by the prefix “R” while surface drill holes are identified by the prefix “S”. All planned and completed drill holes are stored in a unique GEMS GEOddhWW workspace. Planned drill holes are identified in GEMS GEOddhWW workspace in Boolean field “Planning”.

Information such as drill hole azimuth, dip, length and special comments are noted in the appropriate areas in GEMS GEOddhWW workspace. Most holes are planned and drilled with azimuths perpendicular to the deposit lithology, parallel to the project’s associated vertical sections (350 / 020o or 160 / 200o) and the dips usually range between + 45 and – 65o.

Prior to drilling, a plan is printed and sent to the contractor’s supervisors and drillers. The plan shows the hole locations, azimuth, dip and planned lengths as well as all the controls needed for drilling. A copy of the plan is kept in the Westwood geology department files.

The grid spacing for exploration drilling is 80 x 80 m and larger while the spacing for valuation drilling is 60 x 60 m to 40 x 40 m. The spacing for definition drilling is 20 x 20 m.

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10.3.2	Drilling

The contractor positions the diamond drill onto the collar and aligns the drill with the help of the front and back sights that were fixed in the walls by the Westwood surveyors prior to drilling. All drill holes are surveyed in the first 15 m using the single shot function of the Reflex tool to ensure that the planned orientation and dip of the hole is respected. The hole is stopped and a new hole is collared a few centimetres away if the deviation from the planned azimuth and/or dip is too great.

Three sizes of diamond drill core, NQ, BQ and ATW, are used on the project. The NQ is the size usually used for exploration drilling and for some valuation drilling work. NQ core helps to better control the deviation, to enhance the recovery in strongly sheared or fractured rock, to pass through major faults and to increase the quantity of material assayed per sample considering a free gold environment. When the maximum depth penetration is reached for NQ-size, drillers reduce to BQ-size. Also, the BQ is the size usually used for valuation and for some definition drilling work, while the ATW size is used only for shallow definition drilling (less than 50m).

The deviation is often difficult to control depending on the relation (direction/dip) between holes and the regional foliation. At sharp angles, holes tend to lift while at more open angles, the tendency is to deepen. In the case of deep holes, wedges (conventional and retractable) are often used to reach upper targets because it is easier to control the deviation. It is also the best way to duplicate intersections obtained from the parent holes

Control drilling was tested in 2010 in one hole to reach a precise target at ±50 m. Tech Directional Services was the contractor chosen to perform the test. The “Devico” technique used, permitted a stronger deviation in a desired direction using sophisticated technology. The result was partially positive since good deviation was obtained but the test stopped due to ground difficulties.

All diamond drill holes are surveyed by the Westwood surveyors for coordinates and direction and dip, at the collar. Collar coordinates are obtained in 3D from a total station Leica TCRP1205, Leica MS60 and Leica TS15 instruments after a group of holes have been completed. Down hole surveys are performed by the drilling staff at nominal 50 m intervals with Reflex tools depending on the availability of the instrument.

Overall, the core recovery is usually very good (>95%) but for the main fault zone and the sericitic schist alteration area, recovery may locally decrease to 50%. Even when the recovery is good, the RQD is generally poor within the main fault zone area.

Core is placed by the drillers into wooden core boxes, prior to being transported to the core shack. Core boxes are transported by piling the boxes on a flat car which is pulled by a train to the shaft station and then sent to the surface by the shaft cage and then to the core shack.

Upon completion, drill holes are identified with plastic bags containing their identification. The bags are inserted into the collar for future identification needs. Valuation and definition diamond drill holes are cemented in their entirety.

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10.3.3	Core Logging and Sampling

At the core shack, the core is washed to remove the drilling fluids and residues. The core recovery, RQD and the breakability, hardness, alteration and schistosity intensities are recorded by the IAMGOLD geologists with an aim of optimize the comprehension of rock mass deformation. The collection of data is completed on each exploration drill hole and on a selection of valuation and definition drill holes, particularly those in the sector of the Bousquet Fault and close to existing and future underground infrastructures.

The core logging is performed by geologists to describe in detail the lithology, alteration, sulphur content, texture, core recovery, structure and veining. The geologists are also responsible for the sample selection. The sample intervals are marked on the core by the geologists and the sample tags are placed at the end of the sample interval.

The Zone 2 Extension and North Corridor mineralization consists of quartz–sulphides veins and veinlets generally less than 15 cm wide. The Westwood Corridor mineralization consists of auriferous semi-massive to massive sulphide lenses ranging from a few centimetres up to 10 m wide (true width). The sample intervals are usually 1 to 1.5 m wide, and sometimes 0.5 m wide to separately analyse two or more closely mineralized structures.

The logging data (geotechnical and core data as well as sample ID) is recorded in an Access database (located on a local server) using a logging program developed by Dassault Systemes-GEOVIA and transferred daily into a SQL database (SQL server). This SQL database is also accessible by the geologists using GEMS (GEOddhWW workspace as discussed in section 10.3.1).

Drill holes are systemically photographed after logging and samples tags are inserted. All pictures are stored daily on a local server.

After logging is completed, the core shack technicians (samplers) saw the exploration core for sampling and send half of the core for assaying. The whole core for definition and valuation samples are sent to the laboratory. (See Section 11.1).

10.4	Drilling Results

The 2016 drilling program was based on valuation and definition work to validate the known structures in three mineralized corridors between Level 060 and Level 132 on the east side of the Bousquet Fault, between Level 104 and Level 132 on the west side of the Bousquet Fault and up holes from Level 156 and Level 180 on the west side of the Bousquet Fault. No exploration work was done in 2016. A total of 79 359 m of core was drilled in 2016. This new data will contribute to an increased understanding of the mine potential and will be used to upgrade inferred resource to the indicated and measured categories.

The 2016 drilling programs, from new access, increased our confidence in the mineralized zones in terms of continuity and grades. The internal 2008 scoping study was based on quality mining rather than volume; since June 2009 resource estimations have been performed over 2 m true width using new capping and cut-off grades (see section 14.0) to reduce dilution.

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Good potential exists to find more resources on both sides of the Bousquet fault especially at depth and to the west of the three mineralized corridors (Zone 2 Extension, North Corridor and Westwood Corridor). On the eastern side, new mineralization contours still require further definition and currently known zones remained open at depth.

The 2017 drilling program is based on valuation and definition work from existing and future drilling access platforms to validate the known structures in three mineralized corridors. No exploration work is expected in 2017. Approximately 110 000 m of valuation and definition drilling are planned for 2017.

Figure 10-2 and Figure 10-3 illustrate the new developments and new interpreted mineralized zones in plan view and section looking north-east respectively, along the Bousquet Fault.

Figure 10-2 Plan view of level 132 (±20m), actual development, 2016 drill holes and mineralized zones

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Figure 10-3 North-east view of mineralized lenses, main actual development and 2016 drill holes

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where they are received by mine geology core shack technicians.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance. The core shack is in an area restricted to the geology department personnel and entry is controlled via a digital key.

11.1	Core Shack

All core logging and sampling takes place in the core-shack and drill holes are photographed prior to sampling.

While logging, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with coloured lines/arrows. The geologist places a sample tag at the end of each sample interval that he wants to assay for gold and indicates on the tag if he/she requests assays for silver, copper, lead and zinc and/or a density test. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicates if the interval should be sawn in half, in case half the core is required for future reference or for acid generation and flotation tests. The rest of the core is discarded or kept for future reference depending on the density of drilling and the information required.

Following logging, technicians saw the core in half, if required for analysis, and put half of the core and its sample tag in a plastic sample bag, or the whole core and its sample tag in a plastic sample bag identified with the sample number on the bag as the sample tag. The sample bag is put in a box, listed and then delivered to the laboratory along with a submittal sheet (both paper and email submittals which indicate the type of analysis to be done on each sample).

11.2	Laboratories

Prior to December 1, 2013, assaying of core samples was performed almost exclusively on site by Westwood personnel. The on-site laboratory was located within the IAMGOLD’s Doyon Mine – Westwood Mine complex and was part of the ISO14001 certification of the Westwood Mine site. The on-site laboratory was closed at the end of November 2013. Analytical procedures at the former on-site laboratory are presented in the IAMGOLD Corporation – NI 43-101 Technical Report, dated March 15, 2014.

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Since December 1, 2013, assaying of core samples is performed exclusively by the independent Accurassay Laboratories, located in Rouyn-Noranda, Québec (40 km west of the property). This laboratory is certified for gold and base metals (Standards Council of Canada).

From time to time, samples are sent to Laboratoire Expert Inc. a laboratory located in Rouyn-Noranda, Québec when re-assays are required as per the QA/QC program. This laboratory is certified for gold, silver, copper, zinc, lead, nickel, cobalt, palladium and platinum, (PEA-LAM).

Upon receipt at both laboratories, samples are then validated against the submittal sheet so that laboratory technicians can verify that no sample is missing. The samples are then registered and stored as soon as possible.

11.2.1	Accurassay Laboratories

Official written procedures are made available at Accurassay Laboratories to ensure consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in a server database. The following is an overview of their procedures and is summarised in Figure 11-1.

11.2.1.1	Sample Preparation

Samples are first sorted in numeric order and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and when indicated for base metals analyses.

The samples are first crushed in a jaw crusher to  1⁄4 inch then crushed with a second jaw crusher to 85% passing through 10 mesh. All crushers are cleaned with compressed air between each sample. Samples are then split in a Jones Divider to produce a representative 500 or 1 000 g cut of the original sample. The remaining material is placed into a plastic bag (reject) and sent back to the client as requested. The divider is cleaned with compressed air between each sample.

The 500 or 1 000 g sample is pulverized using an automated Herzog pulveriser to 85% passing 200 mesh (pulp). The pulveriser is cleaned with compressed air between each sample and also with silica between each sample. The first sample of each batch is screened for percentage passing 200 mesh. If the test fails, the pulverisation time is increased and a second test is performed. Results are recorded on a QA/QC worksheet.

The pulp is finally homogenized before preparation of the cut material. The analysis is performed on a 30g cut for atomic absorption finish (FA-AA) and on a 50 g cut for gravimetric finish (FA-Gravi). The remaining material is placed into a paper bag (pulp) and sent back to the client as requested:

•

If the FA-AA returns high grade value (over 10 g Au/t, which corresponds to the AA spectrometer high detection limit) then a gravimetric determination (FA-Gravi) is performed on a new 50 g cut obtained from the original pulp;

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•

If there is free gold, the FA-Gravi method is automatically performed on two different cuts obtained from two distinct pulps of 50 grams each. Each cut is analysed twice, which gives four FA-Gravi assay results for the same sample.

As requested by the client, a density test is requested on some core samples prior to analysis for base metals (Ag-Cu-Zn-Pb) and gold. After pulverization, two grams of material is collected and metals are analyzed with AA method. The four elements (Ag-Cu-Zn-Pb) are measured on the same cut.

11.2.1.2	Analysis

All samples are analysed using the Fire Assay method (FA). A 30 g cut is mixed with 150 g of flux and 1 mg of nitrate solution. Fusion of the sample occurs in a furnace after 45 minutes at 1 050oC. When cooled, the 25-30 g lead sample containing the gold is separated, placed in a pre-fired cupel and placed in the furnace at 980oC. When the lead volatilizes, the remaining gold-silver prill is collected for atomic absorption finish or for gravimetric finish.

The samples submitted to the atomic absorption finish are first placed in test tubes and digested during 30 minutes in a HNO3 solution (1.0 ml). During a second reaction of 30 minutes, HCl (1.5 ml) and distilled water (to reach a volume of 10 ml) are added and silver chloride is formed. When all the silver has settled, another 3 ml of distilled water is added and the solution is read by atomic absorption. The minimum detection limit is 5 ppb. Pulps corresponding to samples showing high gold concentrations (higher than 10 000 ppb or 10 g/t, which corresponds to the high detection limit of the AA spectrometer) are re-analysed with the FA-Gravi method).

For samples submitted to the gravimetry finish, the gold-silver prills are first tapped with a hammer and are placed in a parting cup. The cup is filled with HNO3 and heated. When all the silver has settled, the gold prill is cleaned at least twice with hot distilled water, dried, cooled and weighed. The minimum detection limit is <1.0 g Au/t and there is no maximum detection limit.

The final grade used for resource estimation comes from FA-Gravi average assays when there are both FA-AA and FA-Gravi results for a single sample and from FA-AA average assays when there are only FA-AA results for a single sample.

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Figure 11-1 Accurassay Laboratory Workflow for sample preparation

IAMGOLD
MINE WESTWOOD

GEOLOGY-EXPLORATION SAMPLE PREPARATION WORKFLOW

RECEPTION
(Accurassay Lab)
CORE SAMPLE
(around 1-4 kg)
DRYING
(200°F)
PREPARATION
(Accurassay Lab)
CRUSHING
Jaw Crusher
85% passing 10 mesh
Possible Re-Assay from reject samples
Compressed Air Cleaning
after every sample
SPLITTING
JONES divider
500-1,000g kept for pulverization
Reject
temporary stored
for geology
Compressed Air Cleaning
after every sample
PULVERIZATION
Automated Herzog Pulverizer
85% passing 200 mesh
Synthetic Olivine and Compressed Air Cleaning
after every sample
HOMOGENIZATION
of the pulp
Possible Re-Assay from pulp samples
Adding 1 blank, 1 SRM
and 1-2 duplicate
to a batch of 24-25 samples
Pulp
temporary stored
for geology
ASSAY
(Accurassay Lab)
FIRE ASSAY
30g (finish AA) or 50g (finish Gravi)
Re-Assay by FA (Gravimetry finish)
of FA pulp (AA finish) if Au ≥ 10.0g/t
Gravimetry Finish
AA Finish
GRAVIMETRY
Balance
ATOMIC ABSORTION
Spectrometer

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11.2.2	Laboratoire Expert Inc. Laboratory

Official written procedures are made available at the Laboratoire Expert laboratory to ensure consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in a server database. The following is an overview of their procedures.

11.2.2.1	Sample Preparation

Samples are first sorted in numeric order and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and when indicated for base metals analyses.

The samples are first crushed in a jaw crusher to  1⁄4 inch then crushed with a second roll crusher to 90% passing through 10 mesh. All crushers are cleaned with compressed air between each sample. Before each sample batch, crushers are also cleaned with known waste material and compressed air. The first sample of each batch is screened for percentage passing 10 mesh and results are recorded on a QA/QC worksheet. Samples are split in a Jones Divider to produce a representative 300 g cut of the original sample. The remaining material is placed into a plastic bag (reject) and stored for the client or sent back to the client as requested. The divider is cleaned with compressed air between each sample.

The 300 g sample is pulverized using a ring pulverizer to 90% passing 200 mesh (pulp). The pulverizer is cleaned with compressed air between each sample and also with silica between each batch of samples. The first sample of each batch is screened for percentage passing 200 mesh and results are recorded on a QA/QC worksheet.

The pulp is then homogenized before preparation of the cut material. The analysis is performed on a 29.166 g cut.

11.2.2.2	Analysis

Samples are all analyzed using the Fire Assay method (FA). The 29.166 g cut is mixed with 130 g of flux and 1 mg of nitrate solution. Fusion of the sample occurs in a furnace after 45 minutes at 1 800oF. When cooled, the 25-30 g lead sample containing the gold is separated, placed in a pre-fired cupel and positioned in the furnace at 1 600oF. When the lead volatilizes, the remaining gold-silver prill (25-30 g) is collected for atomic absorption finish or for gravimetry finish.

The samples submitted to the atomic absorption finish are placed in test tubes and digested in a HNO3 solution (0.2 ml). HCl (0.3 ml) and distilled water (4.5 ml) are added and silver chloride is formed. When all the silver has settled, the solution is read by atomic absorption. The minimum detection limit is 5 ppb and samples showing high gold concentrations (higher than 1 000 ppb) are re-analyzed with gravimetry finish.

The samples submitted to the gravimetric finish are placed in a parting cup. The cup is filled with HNO3 and heated. When all the silver has settled, the gold prill is cleaned several times with hot distilled water, dried, cooled and weighed. The minimum detection limit is 0.03 g/t and there is no maximum detection

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limit. All samples showing high gold concentrations (higher than 10.00 g/t) are re-analyzed with gravimetry finish before final reporting.

11.3	Data Verification

Quality control procedures are done at two levels, the internal laboratory quality control procedures and the geological department quality control program in order to maintain the highest possible standard controls. All the following standards statistics were compiled using ROCKLABS Reference Material Excel template, available for download from their web site.

Here are some of the parameters used in the template:

•	gross outliers (results that are >20% away from the average) are not used for statistical purposes (automatically removed, based on the Grubb’s test verification);

•	The process limits (minimum and maximum) are set at ±3 standard deviations (calculated from the data);

•	Comments on the statistics are based on the followings Rocklabs tables:

Table 11-1 Relative coefficient (Robust) comments

Gold Concentration (g/t)	Good	Industry Typical	Poor-Improvement Needed

0.02-0.1	< 7%	7%-9%	>9%

0.1-0.2	< 6%	6%-8%	>8%

0.2-0.5	< 5%	5%-7%	>7%

0.5-1.0	< 4%	4%-6%	>6%

>1.0	< 3%	3%-5%	>5%

Table 11-2 Percentage of Grossly Outliers – Comments

Under 1%	Good

1 – 5%	Typical

5 - 7%	Room for improvement

>7%	Something is seriously wrong

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11.3.1	Laboratories Internal Quality Control Procedures

Both laboratories have their own written quality control procedures that are implemented at the respective laboratory. The following is an overview of each procedure.

11.3.1.1	Accurassay Laboratories

Each batch of 28 samples includes one (1) blank sample and one (1) standard reference materials for gold as well one (1) duplicate pulp sample every 10 samples. All melting pots that contained samples with gold contents higher than 200 ppb are discarded.

The remaining material is placed into a plastic bag (reject) or a paper bag (pulp) and kept by the laboratory for use in the QA/QC protocol (see section 11.3.2).

11.3.1.2	Lab Duplicate for Gold Content

During the December 2013 to December 29, 2016 period, a total of 7 900 lab duplicates created from pulps were inserted by Accurassay Laboratories inside the batches (one pulp duplicate every 10 samples):

•

A total of 7 743 lab duplicates were analysed for gold content with the AA finish method. They are all shown in the scatter plot in Figure 11-2. Correlation coefficients R2 is 0.987 while the slope is 1.0591x, demonstrating good correlation between assay and re-assay results.

A total of 157 lab duplicates were analysed for gold content with the gravimetry method. Only one of these has been discarded from the scatter plot in Figure 11-3, due to the high variation of this sample containing visible gold: the original assay results is 370 g Au/t while the re-assay results 35 g Au/t. Correlation coefficients R2 is 0.9937 while the slope is 1.0123x, demonstrating good correlation between assay and re-assay results.

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Figure 11-2 Accurassay Laboratories – Lab Duplicate for Gold content finish AA

Figure 11-3 Accurassay Laboratories – Lab Duplicate for Gold content finish Grav.

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11.3.1.3	Lab Duplicate for Silver Content

During the December 2013 to December 2016 period, a total of 686 lab duplicates created from pulps were inserted by the Accurassay Laboratories inside the batches and were assayed for silver. The following scatter plot compare the results from the original assay and the re-assay (Figure 11-4). Only one assay has been discarded from the scatter plot, due to the high variation of the sample: the original assay result is 5 595 ppm Ag while the re-assay result is 4 217.5 ppm Ag. The average grade of the original assays for silver is similar to the average re-assay values returned from the pulps.

Figure 11-4 Accurassay Laboratories – Lab Duplicate for Silver content

11.3.1.4	Lab Expert

Each batch of 28 samples includes one (1) blank sample and one (1) standard reference material for gold. Results of these tests are currently unavailable.

The melting pots are used as long as the assay results are not known. For the atomic absorption process, the melting pots that contained samples with gold contents higher than 200 ppb are discarded. For the gravimetric process, the melting pots that contained samples with gold contents higher than 3.00 g/t are also discarded.

The remaining material produced during the splitting process of the sample preparation is placed into a plastic bag (reject) and sent back to the client for use in the QA/QC protocol.

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11.3.2	Geological Department Quality Control Program

Since 2001, the Doyon Mine has established an analytical quality insurance program to control and assure the analytical accuracy and precision of assays. This program, revised in December 2013 for the Westwood Mine, is shown in Figure 11-5.

Figure 11-5 Workflow for geology – exploration QA/QC Program

The Westwood QA/QC program includes the systematic addition of blind samples sent to the laboratories in order to validate their accuracy and precision. Those blind samples are:

•	Certified Reference Material (CRM): (± 5 % of the samples, equals to 1 per lab batch):

CRM are used to verify the precision (standard deviation) and accuracy (difference between the average and the assigned value) of the assays. They consist of pulverized rock material in which gold content is certified by RockLabs base on result from different independent labs. A CRM is inserted in the analytical sequence at every 20 samples by the geologists in charge of the core logging. Three (3) type of CRM are used (low-grade (± 2-3 g/t Au), average grade (5-15 g/t Au), and high-grade (> 15 g/t Au).

•	Blank Samples: (± 5 % of the samples, equals to 1 per lab batch):

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A blank is inserted in the analytical sequence at every 20 samples by the geologists in charge of the core logging and after each suspected ore zone. Blanks are used to verify the contamination of the labs mainly during the sample preparation process. A blank sample is composed of diamond drilling core collected in lithology units which are known as barren material (gold value <0.2 g/t).

The Westwood QA/QC program also includes the systematic cross-validation of the primary laboratory results by a second external laboratory. This is done by submitting a whole batch of reject or pulp duplicates to the primary laboratory and then by submitting the same duplicates to the second laboratory:

•	Reject and Pulp Duplicates: (>5% of the ore zones samples where gold grade is over 1 g/t):

Reject (2.5%) and pulp (2.5%) duplicates are selected on a monthly basis. They are composed of the unused fraction of the pulverized rock sample left over from the assaying process which has been retagged. They are used to verify the reproducibility of the assay which is principally but not entirely link to the homogenization of the pulverized material. They are also used to see if we have an analytical skew between the results from the two laboratories. Blank samples and CRM are also included in the renumbered sequence of both laboratories.

11.3.2.1	Certified Standard Reference Material

From December 1, 2013 to December 12, 2016, Westwood Mine used 11 CRMs from Rocklabs Ltd and 4 in-house CRM that were created from a mix of other standards in order to have different grades, which were discarded in 2015 due to erroneous values (Table 11-3).

Table 11-3 Accurassay Laboratories – Standards Statistics – Geology Department

Westwood	RockLab	Number	Proportion	Outliers		Rocklab	Lab Average	Accuracy	Precision		Use (year)
Standard	Number	of Result	(%)	Nb	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments	From-To
Std15	SP37	295	6.87	5	1.7	18.14	17.28	-4.76	3.3	Industry Typical	2014-2015
Std16	SJ63	256	5.96	2	0.8	2.63	2.57	-2.53	4.2	Industry Typical	2013-2015
Std17	SN60	153	3.56	1	0.7	8.60	8.34	-2.96	3.8	Industry Typical	2013-2015
Std18	SL61	148	3.45	3	2.0	5.93	5.69	-4.05	4.1	Industry Typical	2013-2015
Std19	SN75	828	19.27	14	1.7	8.67	8.24	-5.02	3.0	Industry Typical	2014-2016
Std20	SL76	807	18.78	16	2.0	5.96	5.65	-5.12	3.2	Industry Typical	2014-2016
Std21	In-House	77	1.79	6	7.8	5.13	5.45	6.29	5.9	Poor	2014
Std22	In-House	70	1.63	3	4.3	15.94	16.57	3.98	4.7	Industry Typical	2014-2015
Std23	In-House	77	1.79	1	1.3	27.85	28.36	1.83	6.0	Poor	2014-2015
Std24	SJ80	647	15.06	13	2.0	2.66	2.50	-5.98	3.0	Industry Typical	2014-2016
Std25	In-House	38	0.88	1	2.6	2.50	2.48	-0.83	14.2	Poor	2014-2015
Std26	SP59	104	2.42	1	1.0	18.12	17.42	-3.85	2.9	Good	2015-2016
Std27	SK78	456	10.61	4	0.9	4.13	3.85	-6.93	3.5	Industry Typical	2015-2016
Std28	SQ71	233	5.42	2	0.9	30.81	28.93	-6.11	2.6	Good	2015-2016
Std29	SP73	107	2.49	2	1.9	18.17	17.21	-5.29	2.7	Good	2015-2016

Total		4296	100	74	1.7	11.68	11.37	4.37	4.5

Data up to December 12, 2016

Total Accuracy is the average of absolute values of Accuracy.

A total of 4 296 samples were submitted and 74 samples did not meet the objective of ± 3 standard deviations (calculated from the data) and were rejected as outliers (1.7%).

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Control charts for each CRM is prepared. The statistics of the Internal Reference Material sent in 2013-2016 to the Accurassay Laboratories show the followings:

•	Most results obtained show precision that is “Industry typical” to “Good”;

•	The average accuracy on the Rocklabs reference material used is about 5% lower than the expected reference value;

•

The in-house reference materials (Std21 to Std23 and Std25) show either or both poor results on accuracy and precision. Also, the average accuracy for these standards is about 3% higher than the expected reference value. These standard showed greater dispersions but this is due to the use of mixed standard materials to create new ones with intermediate gold values. Theses standard were probably not uniformly mixed and were discarded in early 2015.

Precision and accuracy calculations indicate that we are within 5% of the target value. The accuracy calculation shows a bias suggesting that the Accurassay Laboratories underestimates the target value (conservative estimate).

Westwood Mine plans to continue to use Rocklabs reference materials. However, the creation of intermediate value standards through mixing ceased in 2015.

11.3.2.2	Blanks

Blanks are inserted in order to check for possible contamination. During the December 2013 to December 2016 period, 4 173 “blank” samples were inserted in the sampling sequence. Samples showing visible gold are marked so that Accurassay Laboratories can perform an extra cleaning of their equipment after each sample. Figure 11-6 summarizes the assay results for the blank samples sent to the Accurassay Laboratories for this period.

Blanks are not barren of gold because they are composed of diamond drilling core collected in lithology units which are known as barren material (gold value <0.2 g Au/t). Samples were considered contaminated for an assay result higher than the threshold value of 0.20 g Au/t.

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Figure 11-6 Accurassay Laboratories – Blank Results – Geology Department

A total of 120 samples returned assays higher than the threshold value, which represents 2.9% of all the samples submitted to Accurassay Laboratories between December 2013 and December 2016.

These results demonstrate that minor contamination still exists in the analysis process. However, in general the level of contamination is considered relatively low compared to the cut-off grade of the resources (> 6 g Au/t) and have little or no impact on the overall estimation of the resources.

11.3.2.3	Renumbered Rejects

During the December 2013 to December 2016 period, 645 reject samples were renumbered and resubmitted to the Accurassay Laboratories. The following scatter plot (Figure 11-7) shows the correlation between the original and re-assay results. Correlation coefficients R2 is 0.8197 while the slope is 0.9564x, demonstrating good correlation between assay and re-assay results. These values are considered satisfactory. The coefficient of correlation is highly affected by high gold values. Those high variations are frequently associated with visible gold veins.

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Figure 11-7 Scatter Plot Original and re-assay rejects

11.3.2.4	Renumbered Pulps

During the December 2013 to December 2016 period, 248 pulp samples were renumbered and resubmitted to the Accurassay Laboratories. The following scatter plot (Figure 11-8) shows the correlation between the original and re-assay results. Correlation coefficients R2 is 0.8643 while the slope is 0.8512x, demonstrating good correlation between assay and re-assay results. These values are considered satisfactory.

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Figure 11-8 Scatter Plot Original and re-assay pulps

11.3.2.5	Comparison with External Laboratory

During the December 2013 to December 2016 period, 723 reject samples from the Westwood Mine were renumbered and resubmitted both to Accurassay and Lab Expert laboratories. These re-assays are not presently used in the resource estimation (we only use the original results from Accurassay).

The average grade of the reject re-assay from Accurassay Laboratories was 14.24 g Au/t compared with the Lab Expert average of 14.97 g Au/t, which is only 5.1% different from Accurassay laboratory. Correlation coefficients R2 is 0.9729 while the slope is 1.0632x, demonstrating good correlation between Accurassay results and Lab Expert results. These values are considered satisfactory (Figure 11-9).

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Figure 11-9 Scatter Plot for Both Laboratories re-assay rejects

During the July 2015 to December 2016 period, 178 pulp samples from the Westwood Mine were renumbered and resubmitted both to Accurassay and Lab Expert laboratories. Those re-assays are not presently used in the resource estimation (we only use the original results from Accurassay).

The average grade of the pulp re-assay from Accurassay Laboratories was 8.57 g Au/t compared with the Lab Expert average of 8.70 g Au/t, which is only 1.5 % different from Accurassay laboratory. Correlation coefficients R2 is 0.9817 while the slope is 0.9992x, demonstrating good correlation between Accurassay results and Lab Expert results. These values are considered satisfactory (Figure 11-10).

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Figure 11-10 Scatter Plot for Both Laboratories re-assay pulps

11.3.2.6	Sample Preservation and Storage

In general, only portions of the exploration drill core are preserved. They correspond to all units intersected after unit 3 which are units hosting the main mineralized zones (units 4.2 to 4.5, up to units 5.1, 5.2 and/or sediments). The drill cores are stored in core-racks on site, in a secured area. It is used for re-assays, checks, metallurgical tests or simply as “witness” samples. Note that from time to time, entire holes are saved for mechanical rock tests.

All pulps and rejects from all samples sent to the Accurassay Laboratories are stored at the laboratory for one month. At the end of the month, all pulps and rejects held at the lab are sent back to the Westwood Mine along with a list of samples. After selection of samples for the QA/QC program, remaining pulps and rejects are discarded.

11.4	Conclusion on Sample Preparation, Analysis and Security

In IAMGOLD’s opinion, the QA/QC program as designed and implemented at the Westwood Mine is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

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12	DATA VERIFICATION

The following sections present the data verification made by the qualified person to validate the data used in the technical report. Written procedures are in place for opening of core boxes, bagging of samples.

12.1	Assay Verification

The core samples are assayed at Accurassay Laboratories in Rouyn-Noranda and they constitute the basis for the resource and reserve estimation process. The laboratory personnel send by email the assay and re-assay results daily in text format to the Westwood geology department. The verification and validation of the daily assay results is performed by the geology department (database administrator/resource geologist). If an error is found during this process, a correction request is sent by email to the laboratory and the correction is applied and sent back to the geology department.

Once the verification and validation is done, the daily results are appended to the main assay laboratory table. The average calculations on gold and base metals results are done using an in house program. The calculation program also proceeds with a cross validation of the assay between the original assay file and the computed drill hole database to identify and flag duplicate sample identification numbers and to ensure there is no re-typing error in the data. The drill hole database on the SQL server is updated every day from this assay calculation process.

The database administrator then carries out the following assay verifications:

•	Weekly verification to ensure that each assay is associated with the proper drill hole and that no assay is missing (often resulting from sample number data entry errors from the laboratory);

•	Systematic verification of all the assays, mineralization descriptions and vein types used in the resource estimation.

12.2	Database Verification

All drill hole data (geology, geotechnical data, survey results, samples, etc.) is initially entered by geologists in a Microsoft Access database (located on a local server) using a logging program (Gems Logger) developed by GEMCOM SOFTWARE INTERNATIONAL INC. and transferred daily into a SQL database (SQL server). The Microsoft Access logging interface and GEMS have many validation tools which include cross-checks for overlapping and missing intervals, for duplicate sample IDs and for distance-length validations based on the drill hole total length. Additionally, the database administrators personally validate every import to verify that all data has been correctly imported and that no data is missing.

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The SQL server 2005 is a relational database management system in which all projects are separated into different databases. This software resides on a computer server under the responsibility of the Information Technology (IT) department and all users are connected by the network to any data stored in the databases. Only the database administrators (2) and IT personnel are allowed to work directly on the station which hosts the SQL server (by remote connection). A database maintenance plan ensures that a backup of each database is made on a daily basis to prevent permanent data loss. Moreover, SQL server allows the database administrator to set different permission levels for users, as a function of their profile group (geology, planning, engineering) or individually.

12.1	Discussion of Data Verification

Following the different data verification methods presented above, the data is considered suitable for mineral resource estimation.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing was performed prior to commissioning the Westwood project. Testing was done on the three mineralized corridors; Zone 2, North Corridor and Westwood Corridor. The results were used to confirm the absence of obstacles to the project feasibility, to develop the process flowsheet of the plant and to estimate metallurgical operating parameters and costs.

No additional metallurgical test work has been performed on drill core since then. Following plant start-up, the metallurgical test work programs have focused on plant performance optimization.

Documents reviewed

URSTM, Essais métallurgiques sur le minerai de Westwood, Août 2007;

URSTM, Essais métallurgiques sur le minerai de Westwood, Septembre 2007;

SGS, An investigation to confirm the metallurgical and environmental characteristics of the Warrenmac zone, October 17 2008;

SGS, The recovery of copper, zinc, silver and gold from the Westwood deposit, August 18, 2009;

IAMGOLD, Doyon laboratory test results, 2008.

13.1	Ore Sampling and Characterization

The first two corridors of interest are the Zone 2 and the North Corridor. Both are composed of quartz-pyrite veins or veinlets with variable quantities of chalcopyrite and/or sphalerite. The bands are thin and the envelope contains from 2 to 10% disseminated pyrite. The third corridor is the Westwood Corridor and includes the Warrenmac lens. The Westwood Corridor mineralization is similar to the other corridors but the bands are richer in chalcopyrite and sphalerite. The envelope contains more than 15% pyrite and the Warrenmac lens can be considered as a massive sulphide with its most significant vein containing nearly 30% pyrite. Inductively Coupled Plasma Optical Emission Spectroscopy (ICP-OES) and Whole Rock Analysis (WRA) were used to characterize the Westwood ore.

13.1.1	North Corridor and Zone 2 Extension

In 2007, five master composite samples prepared from 66 core samples coming from Zone 2 and North Corridor were tested by Unité de recherche et de service en technologie minérale (URSTM). ICP analysis was performed on the five composites. The results are shown in Table 13-1.

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Table 13-1 Head Analysis Results

Éléments LDM	Al	As	Au	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d

M-A-Z-2 (U4085)	7.10	0.000	5.67	0.066	0.000	0.000	1.36	0.000	0.004	0.040	0.050	12.00
M-B-Z-2 (U4086)	6.36	0.000	6.34	0.048	0.000	0.000	2.58	0.000	0.004	0.035	0.077	10.30
M-C-Z-2 (U4087)	6.76	0.000	8.40	0.057	0.000	0.000	2.59	0.000	0.005	0.047	0.018	10.40
M-D-CN (U4088)	7.58	0.000	5.72	0.048	0.000	0.000	3.20	0.000	0.003	0.025	0.077	8.63
M-E-CN (U4089)	7.61	0.001	3.18	0.053	0.000	0.000	3.05	0.000	0.003	0.034	0.016	6.36

Éléments LDM	Mg	Mn	Mo	Ni	Pb	Stot	Sb	Se	Sn	Ti	Zn
	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d

M-A-Z-2 (U4085)	1.39	0.111	0.000	0.012	0.004	10.4	0.002	0.000	0.000	0.269	0.011
M-B-Z-2 (U4086)	1.71	0.115	0.001	0.011	0.006	7.19	0.002	0.000	0.000	0.411	0.021
M-C-Z-2 (U4087)	0.673	0.026	0.001	0.012	0.002	10.1	0.002	0.000	0.000	0.196	0.049
M-D-CN (U4088)	1.87	0.135	0.000	0.008	0.002	4.66	0.003	0.000	0.000	0.445	0.034
M-E-CN (U4089)	1.68	0.072	0.000	0.012	0.001	4.63	0.002	0.000	0.000	0.237	0.023

In July 2008, twelve samples from Z230 and Z260 areas were sent to the Doyon metallurgy laboratory for cyanidation testing.

13.1.2	Westwood Corridor

Metallurgical testing was also performed on master composite samples from the Westwood Corridor, specifically the Warrenmac and WW25 lenses. One composite sample from Warrenmac, which contained high copper and zinc grades, was tested by SGS Lakefield (Ontario) in 2008. Head sample was analysed for Cu, Fe, Zn, Pb, Au, Ag, ICP-MS, and WRA. The head assay and the WRA analysis are presented in Table 13-2.

Table 13-2 Warrenmac Lens Head assay and WRA

XRF Analysis
Cu	%	0.38
Fe	%	28.9
Zn	%	6.49
Pb	%	0.18
Ag	g/t	99.2
Au	g/t	14 1
S	%	34.5
S2-%		30.8

ICP Analysis
As	g/t	54
Ba	g/t	67
Be	g/t	0.04
Bi	g/t	120
Cd	g/t	130
Co	g/t	36
Li	g/t	<5
Mo	g/t	3
Na	g/t	1,400
Ni	g/t	41
Sb	g/t	<10
Se	g/t	<10
Sn	g/t	5
Sr	g/t	10
TI	g/t	3.7
U	g/t	0.4
Y	g/t	2.2

WRA Analysis
SiO2%	22.9
AI2O3%	2.97
Fe2O3%	40
MgO %	0.13
CaO %	0.16
K2O %	0.59
TiO2%	0.14
P2O5%	0.02
MnO %	0.05
Cr2O3%	0.01
V2O5%	<0.01
LOI %	22.3
Sum %	91.6

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One composite sample from the WW25 lens was also tested. Head sample was analysed for Cu, Fe, Zn, Pb, Au, Ag, ICP-MS, and WRA. The head assay and the WRA analysis are presented in Table 13-3.

Table 13-3 Head analysis results of WW25 Lens

Assays
all assays In %, expect Au, Ag, and Te in g/t
Cu	Fe	Zn	Pb	S	Ag	Au	Te
0.14	17.9	4.04	0.22	21.2	28.5	2.72	<50

ICP Analysis
all results in g/t
As	Ba	Be	Bi	Cd	Co	Li	Mo
<30	390	0.34	<20	94	31	<20	39

Ni	Sb	Se	Sn	Sr	Tl	U	Y
49	<10	<30	<20	22	<30	<20	7.6

Whole Rock Analysis
all results in %
SiO2	AI2O3	Fe2O3	MgO	CaO	Na2O	K2O
36.0	11.4	24.9	1.06	0.91	1.06	2.76

TiO2	P2O5	MnO	Cr2O3	V2O5	LOI	Sum
0.66	0.07	0.13	0.02	0.01	15.8	94.8

13.2	Metallurgical Testwork

13.2.1	Grindability Tests

Bond Ball Mill Work Index (BWi) analysis was performed on three mineralized corridor composite samples. Bond Abrasion index (Ai) analysis was also performed on material from WW25 mineralization. Results are presented in Table 13-4 and Figure 13-1.

Table 13-4 BWi and Ai Test Summary

Sample name	BWi
	(kWh/t)	Ai
M-B-Z-2	12.3	-
M-E-CN	10.2	-
Westwood WW25	9.8	0.196

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Figure 13-1 BWI Histogram

When compared against SGS database, BWi results show that the material from the Westwood Corridor (WW25) is classified as soft while the others areas are considered to have an average hardness.

13.2.2	Gravity Recovery

A sample from the Westwood bulk sample was processed at COREM using the protocol of Gravity Recoverable Gold (GRG) test. The sample contained 59.2% GRG, with more than 30% of the material coarser than 106 micron. The test showed that the Westwood sample (Z230) could be treated for GRG recovery from the grinding circuit by gravity separation. The presence of coarse gold clearly favours gravity recovery as the most effective way to remove coarse GRG from the circulating load of the grinding circuit, as shown in Figure 13-2.

Figure 13-2 Comparison Westwood GRG Recovery with Typical GRG Responses

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13.2.3	Flotation Tests

The Westwood Corridor contains enough copper and zinc to consider flotation recovery. Flotation tests were conducted on ore from the Warrenmac and WW25 lenses by SGS Lakefield in Ontario.

Batch Cu-Zn flotation tests were performed on Warrenmac ore using previously developed processes. It showed good concentrate grade results. Cu-Zn flotation locked cycle tests were conducted in order to give a better representation of an operation with a recirculation to the flotation. Locked cycle testing projected a copper concentrate grading 26% Cu at 86% recovery, and a zinc concentrate grading 58% Zn at 89% recovery. In the copper concentrate, gold recovery was 71% and silver recovery was 56%.

Batch flotation tests were also performed on the WW25 samples. The best retained parameters were then used to perform a locked cycle test. The Zn circuit produced a marketable Zn concentrate grading of 55% Zn at a recovery of 91%. The Cu/Pb concentrate contained 65-70% Cu and Pb units; albeit at a relatively low grade due to the iron sulphide contamination. In addition, 85% of the Au and 63% of the Ag also reported to this concentrate.

13.2.4	Leaching Tests

Leaching tests were performed at different laboratories on the three mineralized corridors.

13.2.4.1	Zone 2 Extension and North Corridor

The five samples from Zone 2 and the North Corridor tested at URSTM were submitted to cyanide leaching with and without carbon. Table 13-5 show the results from this testing program.

Table 13-5 Comparison of CIL vs Kinetic Tests results

		Au			Consumption	Consumption
		Head (cal)	Tail	% rec.	NaCN (kg/t))	CaO (kg/t)
M-A-Z-2	Test CIL (repeat) Analyses Lab Expert	6.25	0.19	97	0.31	10.90
	Results of the 1st serie kinetic tests Analyses mine Doyon	8.48	0.55	93.5	0.36	5.54
M-B-Z-2	Test CIL (repeat) Analyses Lab Expert	6.34	0.52	91.8	0.50	11.00
	Results of the 1st serie kinetic tests Analyses mine Doyon	8.48	0.55	93.5	0.60	6.90
M-C-Z-2	Test CIL (repeat) Analyses Lab Expert	8.4	0.5	94	0.50	11.10
	Results of the 1st serie kinetic tests Analyses mine Doyon	12.37	0.96	92.2	0.43	9.85
M-D-CN	Test CIL (repeat) Analyses Lab Expert	5.72	0.35	93.9	1.00	7.00
	Results of the 1st serie kinetic tests Analyses mine Doyon	5.72	0.55	90.4	1.04	6.38
M-E-CN	Test CIL (repeat) Analyses Lab Expert	3.18	0.27	91.5	0.40	11.90
	Results of the 1st serie kinetic tests Analyses mine Doyon	5.29	0.27	93.5	0.38	9.60
Average CIL tests		5.98	0.37	93.6	0.54	10.38
Average Kinetic tests		8.07	0.58	92.6	0.56	7.65

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Twelve samples from Zone 2 and North Corridor were submitted to leach testing at Doyon metallurgy laboratory. Table 13-6 show the results from this testing program. Sample 9 to 11 are not shown due to contamination during the gravity recovery process.

Table 13-6 Leaching Tests – Doyon Laboratory

Test No.	Au			Ag			Consumption NaCN (kg/t))	Consumption CaO (kg/t)
	Head	Tail	% rec.	Head	Tail	% rec.
1	22.03	3.92	82.20	4.40	0.2	95.4	0.298	1.823
2	5.19	0.69	86.70	2.20	0.4	81.8	0.341	1.866
3	4.48	0.33	92.60	3.80	0.2	94.7	0.688	1.561
4	12.34	0.62	95.00	9.90	1.3	86.8	0.294	1.607
5	10.23	0.54	94.70	8.50	0.6	92.9	0.221	1.596
6	7.84	0.69	91.20	3.30	0.3	90.9	0.535	1.459
7	3.88	0.38	90.20	1.30	0.6	53.7	0.635	1.425
8	0.98	0.17	82.60	1.20	0.4	66.6	0.339	1.744
12	6.38	0.24	96.20	4.60	0.8	82.6	0.485	1.552
Average	8.1	0.8	90.2	4.4	0.5	82.8	0.426	1.626

These results indicate that leaching with carbon (CIL) increase the gold recovery. The obtained recoveries vary from 90% to 97% Au depending on the zone. The consumption of reagents appears reasonable for Zone 2 and the North Corridor.

13.2.4.2	Westwood Corridor

The combined zinc rougher tails from the flotation locked cycle test of the Warrenmac lens was submitted for cyanide leach testing (48 hours). Overall, 86% gold and 81% silver were recovered from the combination leaching and flotation, as summarized in Table 13-7.

Table 13-7 Cumulative Au an Ag Recoveries – Cyanidation and Flotation

	Flotation (LCT)			Leaching (CN2)			% rec. Total
	Head	Tail	% rec.	Head (calc)	Tail	% rec.
Au (g/t)	9.18	3.29	70.8	2.8	0.5	82.1	85.7
Ag (g/t)	75.09	27.5	44.6	29.2	4.5	84.6	81
Cu (%)	0.23	0.034	85.7				85.7
Zn (%)	4.08	0.216	88.5				88.5

Two leaching tests were performed on samples from a Westwood WW25 composite. The first leach test was completed using the combined zinc tailings from locked cycle test and the second on a sample ground to a P80 of approximately 74 micron, not subjected to prior flotation. The results of those two tests are summarized in Table 13-8.

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Table 13-8 Cyanidation Tests Results

Tests	Leaching of whole ore		Leaching of Zn tailings
	Au	Ag	Au	Ag
Flotation
Head (g/t)			3.17	26.6
residue (g/t0			0.33	5.67
% in Cu conc.			84.7	62.9
% in Zn conc.			5.3	17.0

Leaching
Head (g/t)	3.08	28.5	0.33	5.67
Residue (g/t)	0.24	6.8	0.15	2.1
% rec	92.2	76.2	55.9	63.0

Total rec. (%)	92.2	76.2	90.3	75.6

Gold and silver recoveries from the whole ore leaching were acceptable at 92.2% and 76.2%, respectively.

Although the recoveries of Au and Ag from the combined Zn tails were lower than in the leach circuit, the overall extraction into the Cu concentrate and the pregnant solution was 90.3% and 75.5%, respectively, and therefore comparable with the entire ore test results. An additional 5.3% Au and 16.8% Ag were recovered into the Zn concentrate of the locked cycle test. However, they are usually not credited by the smelter, therefore, they are considered as a loss of recovery. The quality of the Cu concentrate was 9% Cu and 85% gold released at this stage. Unlikely to be a marketable product, it would require further upgrading.

13.2.5	Cyanide Destruction

Cyanide destruction with SO2/Air process was performed during the processing of the bulk sample at the Doyon Mill. Approximately 50% of the residue with a percentage solid of 40% was sent to the cyanide destruction plant for a short test to validate the proposed circuit for the project. Initial concentrations ranged from 190 to 235 ppm cyanide. A retention time of approximately two hours resulted in a decrease of cyanide concentrations to near 2 ppm. Due to the limited test length it was not possible to optimise the process and maintain the final result below 2 ppm.

13.2.6	Environment Characterization

To determine the acid generation potential from Westwood ore, static tests were performed using the classic determination methods; Acid Base Accounting (ABA) and Net Acid Generation (NAG) testing.

13.2.6.1	Zone 2 Extension

Bulk sample (Z230 lens) processed in July 2009 was tested to determine the acid generation potential. The bulk sample (Z230 lens) obtained a final pH of 2.15, confirming that the ore is acid generating.

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13.2.6.2	Warrenmac and WW25 Lenses

Leach residue samples from Warrenmac and WW25 lenses were also tested and indicated that the ore is acid generating with virtually no acid neutralization potential for this corridor.

13.3	Bulk sample plant results

In July 2009, an 8 366 tm bulk sample mined from Z230 was processed at the Doyon Mill. Table 13-9 shows the results for Zone 2 bulk sample processing. Also, Bond Ball Mill Work Index (BWi) and Bond Abrasion index (Ai) analysis were performed on three subsamples from the bulk sample with an average BWi of 12.6kWh/t and Ai of 0.164g.

Table 13-9 Results of Bulk Sample Processing (Z230 Lens)

from July 6 to 10 2009	Tonnes tm	Head (g/t)		Discharge liquid (g/t)		Discharge solid (g/t)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag

Bulk sample	8.366	5.81	3.96	0.027	0.6	0.266	1.03	94.98	51.2

Comments:

•	Average particule size of 79.8% passing 200 mesh

•	Gravity seperation non fonctional because the set up wasn’t inadequate for the Westwood ore. The % solid was too high, it requited changes to the current circuit.

The Doyon Mill achieved a better recovery (+3%) than the laboratory results. This difference comes from the occurrence of gold telluride in the Doyon kinetic. The bulk sample processing in the Doyon Mill validated test parameters for gold. Cyanide and lime consumptions were about 1.4 kg/t and 4 kg/t, respectively.

13.4	Applicability of Test Work

As previously described, metallurgical testing was performed on samples from three distinct mineralized corridors. A great majority of the mineral reserves are located in these corridors, as are the inferred, indicated and measured mineral resources. In the opinion of the authors, the samples tested are representative of the different types of mineralization. However, a limited number of samples were used to create the composite samples. Therefore, the coverage is limited and no variability analysis could be done. Metallurgical testing should be extended to the uncovered areas where it is planned to convert mineral resources into mineral reserves. A sampling program has been developed by the Westwood team and testing will start in 2017.

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13.5	Deleterious Elements

13.5.1	Zinc

Although certain areas of the deposit are amenable to Cu-Zn flotation, this option was not retained after economic analysis. As a result, zinc will not be recovered and will have the following consequences:

•	Decreased gold recovery, to approximately 91% for high-sulphide ore (Westwood Corridor lenses);

•	Increased consumption of cyanide and lead nitrate to maintain gold recovery at acceptable levels.

This analysis may be revised as further information about zinc grades becomes available.

13.6	Gold recovery

Westwood / Warrenmac ore started to be treated at the mill in April 2013. To date, ore from the three mineralized corridors (Zone 2, North Corridor and Westwood Corridor) were successfully processed at the plant. Monthly gold recovery varied from 90.2% to 96.7% with lower recoveries obtained when processing Warrenmac ore with higher sulphide content. Warrenmac ore is depleted.

In light of the metallurgical testing results and the plant data, gold recovery is expected to range between 93% and 96% depending on the mix of ore type fed to the plant.

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14	MINERAL RESOURCE ESTIMATE

The resource estimation, including the modelling of the 3D geology, mineralized envelopes and block model resource estimation, was performed using GEMS.

14.1	Database

First, a validation is conducted by the resource geologists in the drill hole database tables. The information needed to perform the resource estimation is then transferred into a separate workspace that is assigned specifically for the purpose of the resource estimation. Tables in this workspace are archived by year for further reference.

A copy of the Westwood drill hole database was made on October 6, 2016 to produce the resource and reserve estimates presented in this report, which includes the resource estimation of August 2016 and the mined material as of December 31, 2016. The database included 4 204 diamond drill holes (both surface and underground holes) for a total of 989 117 m (drilled and planned), of which 366 718 m (37%) for a total of 278 097 samples from 3 830 drill holes where sent to the laboratory. No muck or channel samples were used for this estimation.

14.2	Modelling of the Mineralized Lenses

Geology, alteration corridors and major structures are verified before, and are taken into consideration during the modelling process. The interpretation is modelled on horizontal plans using polylines (3D rings). A drill pattern of 20 m x 20 m will have 10 m spacing, 40 m x 40 m drill pattern will have 20 m spacing and a drill pattern of more than 40 m x 40 m will have horizontal plans created at the elevation of the diamond drill hole intersection. The polylines created on the horizontal plans are connected using tie lines to form a 3D model. Drill hole intercepts are verified that they are within the 3D model.

Generally, mineralized lenses are drawn from assay results higher than 3 g Au/t on a minimum true width of 2 m. Intercepts of less than 3 g Au/t are sometimes included in the model. Modelling mineralized envelopes down to 3 g Au/t gives more latitude to use different cut-off grades for the resource and reserve reporting using the same 3D envelopes and block model, based on the economic criteria defined by the engineering team. 3D model direction, dip and plunge are verified against other lenses in the same corridor. In summary:

•	some 3D mineralized lenses are composed only of low grade intersections (3 – 6 g Au/t);

•	some 3D ore mineralized lenses are composed of both low grade intersections (3 – 6 g Au/t) and high grade intersections (> 6 g Au/t);

•	some 3D ore mineralized lenses are composed only of high grade intersections (> 6g Au/t).

Therefore, the Westwood ore body is composed of several 3D mineralized lenses separate from each other by very low grade to waste material (< 3 g Au/t). The different mineralized lenses could come

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from the same geological structure or from different geological structures. It is also important to note that some very low grade intersections (<3 g Au/t) were included into some ore zone envelopes for the purpose of geological continuity, but they are considered as pillars by the engineering team when the reserve material is identified.

Extension of the mineralized zones was restricted to the lowest value between the mid-distance with the nearest drill hole and a maximum of 50 m (E-W direction) and 100 m vertically from the last drill hole information. Ore zone envelopes were built using all available drill holes between Sections 13400E and 15900E, representing 2.5 km in an east-west direction.

Table 14-1 summarizes the different mineralized envelopes associated with the three corridors of mineralization.

Table 14-1 Mineralized Envelopes – December 31, 2016

Mineralized Lenses
Corridor	Number of lenses	Number of intersects	Mineralized envelopes
Zone 2 Extension	83	2 402 (1 595 DDH)

(Z)

200,211,214A,215A,216B,217A-B,218A-B,219,220,221,

222,223,224,225A-B,226A-C-D,228A-B-C-E,

229A-B,230A-B-C-D-E-F,231,232A-B,233,234A,236,

237,239,241,242,243A-B,244,245,247,250,251,252,253,

255,256,258,259A-B,260A-C,261,262,263,264,265,

266A-C-D-E-F, 267,268,270B-D-E,271,272,275,

278A-B-C,279,280A,282,284

North Corridor	26	326 (267 DDH)	(CN) 15,21,23,25A-C-D-E-F,26,27,29A-D,31,32 34,36A-B,40A-B,41,45B-C-D-E-F,304B
Westwood Corridor	38	1 148 (920 DDH)	(WW) 08,10A-C-D-E-F-G-H,15A-B,17D,18,20A-B-C, 21,23A,24,25A-B-C-D-F,27A-B-C-D,28, 29A-C,30,31A-C,32,35,37-A,38,47

Total	147	3 876 (2 565 DDH)	Note: One DDH may cut many zones.

It should be noted that out of the 3 830 drill holes in the database, for which samples were collected, 2 565 diamond drill holes intersecting mineralization were used for the current resource and reserve estimate. A drill hole typically intersects more than one ore zone and frequently more than one mineralized corridor.

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14.3	Grade Capping and Drill Hole Compositing

14.3.1	Statistical Analysis

14.3.1.1	Variography

A variographic study was performed on Doyon Zone 2 mineralized materials in the 1980’s (Jutras, 1988). The goal of this study was to use Kriging as an interpolation method for the resource estimate and to compare the interpolation results to the mining data. Due to the strong gold content variability (strong pure nugget effects), to the drilling pattern which is too widely spaced (more than 15 m) and to the narrow mineralized zones, the variographic study has been unable to provide the necessary pairs of data that would be required to produce reliable semi-variograms, especially for short ranges. The Kriging interpolation method has also been very difficult to apply for the same reasons.

No variographic study has been performed on Westwood mineralized materials. However, the Westwood Zone 2 Extension mineralization is the same as the Doyon Zone 2 mineralization. For this reason, the Kriging method has not been used for the Westwood grade estimation.

14.3.1.2	Sampling Length

A total of 17 531 assays from the 2 565 diamond drill holes intersecting mineralization were used for the December 31, 2016 resource estimation; of these 9 716 were higher or equal to 1 g Au/t.

Based on the sampling length, the distribution of assays is the following:

•	1% of samples are 0.5 m long

•	75% of samples are 1.0 m long

•	19% of samples are 1.5 m long.

14.3.1.3	Statistics of Assays

Drill hole assay intervals intersecting interpreted domains were coded in the database and used to generate statistics for each of the mineralized domains. These domains include groups of similar lenses based on lithological, structural and mineral characteristics. A lens was included in a domain if the number of intersects was sufficient (minimum 30 intersects) for statistical analysis.

Table 14-2 presents the gold raw assays statistics associated with each mineralized corridor, which was used to assess the statistical characteristics of the datasets and to help in the selection of a high grade assay cut-off.

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Table 14-2 Uncapped Gold Assay Statistics (g Au/t)

Zones		Nb. of Samples	Min	Max	Mean	Median	Std. Deviation	Coeff. of variation
Corridor	Lens

Westwood	(VMS) WW10-D, WW17-D, WW25-D	901	0.01	1 254.92	11.28	1.56	69.55	6.17
	(Vein) All Lenses *	4 449	0.01	1 763.5	5.37	1.75	30.34	5.65

North Corridor	(Diss) CN25-F	403	0.02	16.02	1.57	1.24	1.48	0.94
	(Diss) CN31	697	0.02	198.02	2.76	1.27	10.41	3.77
	(Vein) All Lenses *	791	0.01	416.2	7.02	0.82	25.80	3.68

Zone 2 Ext	Z224, Z264	1 282	0.01	342.28	3.14	0.23	13.34	4.25
	Z265, Z266-ADE, Z270-F, Z276	828	0.01	226.39	9.07	1.38	22.83	2.52
	Z230-F, Z260-A, Z268, Z271, Z282, Z284	1 522	0.01	2 709.90	20.29	0.79	105.88	5.22
	Z230-AC, Z232, Z233, Z234	2 565	0.01	1 826.57	14.03	1.55	68.94	4.91
	Z219, Z226-AD, Z239, Z241, Z242, Z243-AB, Z244	1 146	0.01	3 772.05	21.63	0.67	131.64	6.09
	Z211, Z215-A, Z223, Z225-A, Z236, Z245, Z247, Z255, Z275	946	0.01	82.09	5.28	1.28	10.74	2.03
	Z253, Z263	268	0.01	226.52	9.23	0.74	28.16	3.05
	All Lenses *	1 973	0.01	760.71	8.09	0.83	32.21	3.98

*	The lenses listed separately for each corridor are not included in the All Lens assay statistics.

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14.3.2	Grade Capping

The grade capping values shown in Table 14-3 were determined based on histogram and probability plot statistics, the continuity of assay distribution and Westwood Mine geologists’ experience. The grade capping values were applied to raw assay values, prior to compositing.

Table 14-3 Grade Capping values (g Au/t) – December 31, 2016

Zones		Grade Capping g Au/t
Corridor	Lens

Westwood	All Lens	40	**

North Corridor	CN25-F	6	**
	CN31	8	**
	All Lens	60	*

	Z224, Z264	50	*
Zone 2 Ext	Z253, Z263	70	*
	Z219, Z226-A&D, Z230-A&C&F, Z232, Z233, Z234, Z239, Z241, Z242, Z243-A&B, Z244, Z260-A, Z268, Z271, Z282, Z284	150	*
	All Lens	99	*

*

The mineralized structures within the Zone 2 Extension and the North Corridor are generally less than 15 centimetres thick. Only this structure is gold-bearing and the rest of the sample is waste, which brings a variable percentage of dilution depending of the length of the sample. For this reason, the grade capping value is variable depending on the sample length to compensate for dilution. The grade capping is applied on the metal factor (Metal factor = Grade*Thickness) and then calculated for capped grade (Capped_Grade = Capped_Metal factor / thickness).

**	The Westwood Corridor and CN25-F and CN31 are generally mineralized throughout the entire thickness. Therefore the same capping value is used for all sample length.

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14.3.3	Drill Hole Compositing

Once the original assay values were capped, the assays were composited along the hole. Because most mineralized veins represent less than 10% (5-15 cm wide) of the minimum ore lens width (2 m) and those lenses have mostly the same width, one composite per drill hole per rocktype (veins) was used for the estimation purpose (single composite estimation). With this method, even though each drill hole intersection is of different length (based on the angle between the drill hole and the ore lens), each drill hole intersection has the same weight. These final composites were used for block model grade estimation.

Table 14-4 and Table 14-5 present the statistics for the uncapped and capped gold composites. The resource and reserve estimation has been performed with the capped gold composites.

Table 14-4 Statistics of the Uncapped Gold Composites (g Au/t)

Zone	Nb. of Composites	Avg Length (m)	Min	Max	Mean	Median	Std. Deviation	Coeff of variation.

Zone 2 Ext.	2 402	3.57	0.01	884.09	13.47	4.93	37.01	2.75

North Corridor	326	6.76	0.01	276.37	6.23	2.40	19.36	3.11

Westwood Corridor (veins)	996	3.86	0.01	344.54	6.40	3.50	15.21	2.38

Westwood Corridor (VMS)	152	5.17	0.06	251.80	10.27	2.75	29.21	2.85

Table 14-5 Statistics of Capped Gold Composites used for grade estimation (g Au/t)

Zone	Nb. of Samples	Avg Length (m)	Min	Max	Mean	Median	Std. Deviation	Coeff of variation.

Zone 2 Ext.	2 402	3.57	0.01	95.83	9.93	4.93	13.33	1.34

North Corridor	326	6.76	0.01	66.21	4.44	2.13	6.59	1.48

Westwood Corridor (veins)	996	3.86	0.01	30.46	5.07	3.5	4.70	0.93

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Westwood Corridor (VMS)	152	5.17	0.06	22.18	4.09	2.75	4.09	1.00

14.4	Specific Gravity

From the start of the project up to the December 31, 2016 resource estimate 2 957 density tests were performed at the former internal Doyon laboratory, of which 621 were located in mineralized lenses. The density tests were performed by the immersion method. The average value for Zone 2 Extension is 3.04 t/m³ (77 samples) and 2.90 t/m³ for the North Corridor (20 samples). These average values are slightly higher than expected, due to the tendency to take density samples in the more sulphide rich veins. To be conservative, a density of 2.85t/m³ is used to estimate the tonnage of the Zone 2 Extension and North Corridor lenses. This seems reasonable since mineralization is associated with the same kind of veins that was mined at the Doyon Mine where 2.85t/m³ was used as the average density, with good reconciliation results with mining and milling.

A total of 524 density measurements were taken from the Westwood Corridor; 163 samples from the vein type mineralization and 361 samples from the sulphide rich zones. The averages of those tests are 3.14t/m³ for the vein type and 3.68t/m³ for the sulphide lenses. Because there are only a few drill holes in each lens and these holes are to widely spaced in narrow vein type mineralization, a conservative density of 2.9t/m³ was used to estimate the tonnage of the vein type and semi massive mineralization. For the massive type of mineralization, an average value of 3.6t/m³ was used.

14.5	Block Modelling

The block modelling was performed using GEMS. All the 3D mineralized structures (147) are included in the same block model. Due to the fact that most of the mineralized envelopes are thin (around 2m), a percent block model was used. Mineralized contacts were considered as hard boundaries to avoid smearing gold grades from one mineralized zone to another.

After each 3D vein interpretation was completed, the block model was partially updated. At the end of the process, the entire block model was recreated as a way of verifying that the parameters used are unchanged. The parameters of this block model are shown in Table 14-6.

Table 14-6 Block Model parameters

Block Model Parameters - ID2 Model
Parameters	East	North	Elevation
Coordinates	13500 - 15900	5850 - 6700	2350 – 5000
Block Size	5	2	2
Number of blocks	480	425	1 325
Rotation	0	0	0

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Within the Block Model project, a series of models were incorporated to record the different attributes assigned and calculated during the block model development. The attributes of the Block Model project are listed in Table 14-7.

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Table 14-7 Block Model Attributes

Block Model Attributes – Dec. 2016
Attributes	Description
Rocktype	Domain Coding
Density	Specific Gravity
Percent	Percentage of block inside mineralized bodies
Material	Coding for material inside the Bousquet fault corridor
AU-CAP15	ID2 Model – g Au/t capped + treatment of high gold value
AU-CAP	ID2 Model – g Au/t capped
CATEG	Coding for type of resources, reserves
Forage	Number of drill hole used to interpolate bloc
Mined	Coding for mined material

14.6	Grade Estimation Methodology

The Westwood grade estimation was performed using the Inverse Distance Squared Technique (ID2) using GEMS. The grade estimates for gold were generated using the capped composite inside each mineralized zone (one composite per drill hole per mineralized zone). Only composites within a solid could be used to estimate the grade of the mineralized zone (hard boundary) to avoid smearing gold grade between mineralized lenses and waste.

The resource estimates were prepared using a sample search approach within an ellipse. Anisotropic search ellipses were aligned parallel to the mineralized zones along their direction, dip and plunge. Search ellipse profiles used in the grade estimate are shown in Table 14-8.

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Table 14-8 Search Ellipse Parameters

Search Ellipses Parameters
Location	Sector	Radius (m)	Direction	Dip	Plunge
West of Bousquet Fault	Zone 2 Extension	X= 20-150 Y= 10-50 Z= 40-250	67[o] – 116[o]	48[o] S– 85[o] N	55[o] West to 55[o] East
	North Corridor		83[o] – 110[o]	67[o] – 85[o] S	74[o] West to 90[o]
	Westwood Corridor		78[o]– 114[o]	67[o] – 85[o] S	60[o] West to 90[o]

East of Bousquet Fault	Zone 2 Extension	X= 20-200 Y= 10-50 Z= 40-300	85[o] – 105[o]	70[o] -85[o] S	75[o] West to 90°
	North Corridor		64[o] – 103[o]	68[o] S– 90[o]	70[o] West to 88[o] East
	Westwood Corridor		66[o] – 95[o]	67[o] – 85[o] S	67[o] West to 82[o] East

The grades were estimated by only one (1) interpolation pass, using a minimum of one (1) and a maximum of five (5) composites to estimate individual blocks. Size of the ellipses are adjusted so that the majority of blocks are interpolated using a minimum of two (2) composites.

In some zones, the distance between drill holes did not allow for two composites to be used to calculate individual blocks. Table 14-9 shows the lens, tonnes, grade and ounces that were calculated using only one composite. It represents only 2% of the total inferred tonnes and ounces, and 0.04% of the total indicated + measured tonnes and ounces.

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Table 14-9 Resources using only One Drill Hole

Lens	Category	Block Interpolated With One Intersect
		Tonnes (000’s)	Gold (g/t)	Gold (Oz) (000’s)
CN304-B	Inferred	7	9.46	2
CN45-D	Inferred	6	10.29	2
WW10-A	Mesured	1	14.09	0
WW10-E	Inferred	17	7.63	4
WW10-H	Inferred	14	15	7
WW21	Inferred	1	18.54	1
WW27-A	Inferred	0	8.49	0
WW27-C	Inferred	0	14.87	0
WW28	Inferred	13	6.04	3
WW31-A	Inferred	29	7.61	7
WW37-A	Inferred	0	25.21	0
Z218-A	Inferred	0	20.87	0
Z218-B	Inferred	5	20.18	3
Z226-D	Inferred	0	6.53	0
Z247	Inferred	1	12.2	0
Z250	Inferred	24	15	11
Z261	Inferred	1	9.03	0

Total indicated+Measured		1	14.11	0

Total Infered		120	10.82	42

14.7	Treatment of High Gold Values

As stated earlier, the average estimates of some of the lenses are based on few drill holes. In these cases, even though the values of the assay of these drill holes were already cut by a grade capping value (see section 14.3), it is possible that the estimate for a specific lens could result in higher gold values than would be expected in reality during the mining phase.

As a safety factor and based on what is known from the drilling and mining history at Doyon and Westwood mines, all blocks categorised as inferred in the block model and exceeding 15 g Au/t were capped at 15 g Au/t when the grade of the total inferred lens exceeded 15 g Au/t at a low cut-off of 6 g Au/t.

No such capping has been done on indicated or measured material, since the level of confidence in the continuity of mineralization is high for these zones.

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14.8	Resource Classification

Mineral resources are classified using the following criteria:

•	Quality and reliability of drilling and sampling data

•	Distance between sample points

•	Confidence in the geological interpretation

•	Continuity of the geologic structure and the grade within this structure

•	Reasonable prospects for eventual economic extraction

The drilling technique (diamond drill), the location of the sampling points (based on survey of collars and down hole surveys), the geological logging, the sampling method, and the quality of the assay data (including QA/QC) meet industry standards and are considered to be of good quality.

Under the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014) an inferred resource is defined as:

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Also, an indicated resource is defined as:

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (mining, processing, metallurgical, infrastructure, economic marketing, legal, environmental, social and governmental factors) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Finally, a measured resource is defined as:

A Measured Mineral resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors (mining, processing, metallurgical,

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infrastructure, economic marketing, legal, environmental, social and governmental factors) to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

Resource classification is done manually by the Westwood geologists and resource managers without applying any mathematical or numerical algorithm. By default, all the mineralized lenses are classified as inferred resources until the criteria described in Table 14-10 are validated by the geologists and the resource managers.

Table 14-10 Criteria to upgrade inferred material to indicated/measured categories

Criteria	Inferred material can be transfer into
	Indicated Category	Measured Category
Sufficient geological continuity	Based on QP experience	Based on QP experience
Sufficient grade continuity	Based on QP experience	Based on QP experience
Drilling pattern	20m x 20m or closer	20m x 20m or closer
Need a mining excavation to confirm the mineralisation	No	Yes

Based on these definitions and criteria, two-thirds of the resources at the Westwood Mine are classified as inferred. The drilling density is not sufficient for a higher level of confidence for the continuity of most of the identified zones and for modelled structures located below Level 132-00 west of the Bousquet Fault and below Level 104-00 east of the Bousquet Fault.

Above Level 132-00 West and Level 104-00 East, the majority of the lenses are drilled at 20 m x 20 m to 30 m x 30 m grid and show good continuity. Most of these lenses or part of these lenses are classified as indicated or measured resources (see section 14.9), while some of these lenses or part of these lenses are classified as reserves (see section 15).

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of it will be upgraded to an indicated or measured mineral resource with continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Blocks are identified as inferred, indicated and measured resources in the GEMS database in a CATEG block model. Polygons are used to update the block model with the appropriate material classification.

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14.9	Resource Estimates

14.9.1	Calculation of Economic Cut-Off Grade

Mineral Resources must have reasonable prospects for eventual economic extraction (CIM, 2014). A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The following economic parameters, based on the 2016 Life-of-Mine update, were used to estimate Mineral Resources:

•	Gold price: 1,200 USD/oz. Au

•	Exchange rate: 1.00 USD = 1.25 CAD

•	Nominal annual throughput: 900 000 tonnes/year

•	Dilution: 60-65%

•	Mining Recovery: 90-95%

•	Milling Recovery: 93-96%

•	Mining costs: $186.12/t of ore

•	Milling costs: $21.64/t of ore

•	Administration costs: $24.19/t of ore

•	Other costs (including silver credits): $5.68/t of ore

•	Capital investment costs: $70.43/t of ore

A general cut-off grade of 6.0 g Au/t has historically been used for resource evaluation (IAMGOLD Corporation – Revised Scoping Study NI 43-101 Technical Report, December 2009). This grade is based on the optimization of the long-term mining plan and serves as a seed value for mine design and analysis. Resource estimates and cut-off grades are then revised as needed to meet economic targets. Incremental ore is generally not included in long-term Mineral Resource estimates but may be added as mine designs are refined.

14.9.2	Mineral Resource Reporting

Table 14-11 presents the official resource estimation at the Westwood Mine. This table also compares the December 31, 2015 resource estimation to the current December 31, 2016 resource estimation. Both estimates are based on a cut-off grade of 6 g Au/t before recovery, over a minimum true width of 2 metres, and are grouped by mineralized corridors. No mining dilution is included in these estimates.

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The resources presented in Table 14-11 are inclusive of the Mineral Reserves presented in Section 15, without any engineering parameters (dilution, mining recovery, etc.) applied. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 14-11 Westwood Resource Estimation (December 31, 2016)

		Dec. 31, 2015 (Minimal True Width 2m) (Cut-off grade of 6 g Au/t)			Dec. 31, 2016 (Minimal True Width 2m) [Cut-off grade of 6 g Au/t)
Category	Mineralised Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Measured	Zone 2 Extension	324 000	14.8	154 000	449 000	15.3	221 000
	North Corridor
	Westwood	142 000	7.8	36 000	203 000	7.6	50 000
	Warrenmac

SUB-TOTAL MEASURES RESOURCES		466 000	12.7	190 000	652 000	12.9	271 000

Indicated	Zone 2 Extension	1 019 000	12.9	422 000	1 576 000	15.4	778 000
	North Corridor	33 000	13.1	14 000	51 000	8.6	14 000
	Westwood	398 000	8.8	113 000	452 000	8.5	123 000
	Warrenmac

SUB-TOTAL INDICATED RESOURCES		1 450 000	11.8	549 000	2 079 000	13.7	915 000

TOTAL INDICATED + MEASURED RESOURCES		1 916 000	12.0	739 000	2 731 000	13.5	1 186 000

Inferred	West of Bousquet Fault - Zone 2 Ext.	2 890 000	13.1	1 213 000	2 005 000	12.3	796 000
	East of Bousquet Fault - Zone 2 Ext.	133 000	10.2	43 000	1 019 000	11.6	379 000
	West of Bousquet Fault - North Corridor	118 000	12.9	49 000	112 000	12.4	45 000
	East of Bousquet Fault - North Corridor	1 844 000	10.9	647 000	680 000	9.7	213 000
	West of Bousquet Fault - Westwood	611 000	9.6	188 000	538 000	9.3	161 000
	East of Bousquet Fault - Westwood	1 950 000	9.7	607 000	1 989 000	9.8	629 000
	West of Bousquet Fault - Warrenmac

TOTAL INFERRED RESOURCES		7 546 000	11.3	2 747 000	6 343 000	10.9	2 223 000

1.	CIM definitions were followed for Mineral Resources Classification
2.	All blocks categorised as inferred and exceeding 15g Au/t were capped at 15g Au/t when the grade of the total inferred lens exceeded 15g Au/t
3.	A minimum width of 2 metres was used
4.	Measured and indicated resources are inclusive of proven and probable reserves (no dilution)
5.	See Section 14.9.1 for the economic parameters used

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that can materially affect the mineral resource estimates.

14.9.3	Mineral Resource Evolution

At Westwood, an important delineation and definition diamond drill program, including development in the mineralization, is ongoing. As shown in Figure 14-1 and Figure 14-2, the 2016 drilling and modelling campaign, added to mining and high-grade capping review, has resulted in a loss (524 000 ounces) in inferred resources and a gain (447 000 ounces) in indicated/measured resources, for a global loss (77 000 ounces) when compared to the 2015 total resources. IAMGOLD is confident that this work will provide enough information on geological and grade continuity to be able to upgrade the classification of other parts of the resources from inferred to indicated and measured in 2017.

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Figure 14-1 Westwood Resources Evolution from 2006 to 2016

Figure 14-2 Mineral Resource Waterfall Graph – December 2015 vs December 2016

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14.9.4	Base Metals

The Westwood Corridor and North Corridor contains massive to semi-massive sulphides lenses and polymetallic sulphide veins. These semi-massive to massive sulphide lenses and veins contain silver, copper and zinc concentrations, as well as sometimes traces of lead. Their recovery is not possible with the current milling process. Only gold and silver are currently recoverable. The Warrenmac lens was a massive sulphide lens containing base metals; it was mined out entirely between Fall 2012 and Spring 2014. Base metal recovery could be considered if grades or economic assumptions change.

14.9.5	Resources inside the Bousquet Fault Corridor

The Westwood Engineering team estimates that mineralization could be mined up to a limit of 5 metres on either side of the Bousquet Fault. However, the mineralized material located inside this 5 metre corridor was not removed from the resource statement for the following reasons:

•	Parts of mineralized zones (WW22, WW20-C and Z271 lenses) inside this corridor were mined out in 2013-2014 without any ground support problem;

•	The Bousquet Fault has been crossed eight times so far by drifts on main levels without any ground support problem.

Ten (10) other lenses also have part of their tonnage inside the Bousquet Fault corridor (Z230-D, Z275, CN25-E, WW10-C, WW10-E, WW15-B, WW18, WW20-A, WW20-B, WW20-C). These lenses are not included in the following table since all the tonnage is under the cut-off grade of 6 g Au/t.

Table 14-12 shows the resources located inside the Bousquet Fault corridor using a cut-off grade of 6 g Au/t. They represent 2.7% of inferred resources and 2.2% of indicated + measured resources.

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Table 14-12 Resources inside the Bousquet Fault Corridor

Lens	Inside Bousquet Fault (±5m-corridor)
	Category	Tonnes (000’s)	Gold (g/t)	Gold (oz) (000’s)
Z200	INFERRED	7	13.20	3
Z211	INDICATED	0	7.10	0
Z223	INFERRED	11	9.70	3
Z230-B	INFERRED	23	7.90	6
Z237	INFERRED	17	11.00	6
Z258	INDICATED	0	8.30	0
Z268	INFERRED	0	6.40	0
	INDICATED	0	6.60	0
Z271	INDICATED	0	7.80	0
	MESURED	0	9.30	0
CN15	INFERRED	0	6.30	0
CN40-A	INFERRED	1	6.10	0
WW15-A	INFERRED	87	10.30	29
WW17-D	INDICATED	58	8.40	16
WW25-D	INFERRED	9	10.10	3
WW25-F	INFERRED	3	6.20	1
WW38	INFERRED	0	6.20	0
	INDICATED	1	7.30	0
WW47	INFERRED	13	11.00	5

Total indicated+Measured		59	8.56	16

Total Infered		171	10.06	55

1.	CIM definitions were followed for Mineral Resources Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding
4.	(Cut-off = 6 g Au/t and inferred lenses capped at 15g Au/t)

14.10	Validation of Results

14.10.1	Reconciliation of Reserve vs Mill Feed

Reconciliation of the Reserve Estimate (2014-2016) versus Mill feed shows that the mill produced 30% more gold than the Reserve Estimate (Table 14.13). The mill produced 199 616 ounces of gold versus 153 789 ounces of reserve with a head grade of 7.9 g Au/t vs 6.9 g Au/t. The block model has underestimated the mill feed grade by 1.0 g Au/t. There were also 12% more tonnes sent to the mill compared to the block model.

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Table 14-13 Reconciliation of reserve vs mill feed

YEAR	RESERVE			MILL FEED			DIFFERENCE
	Tonnes	Grade (gAu/t)	Ounces	Tonnes	Grade (gAu/t)	Ounces	Ounces(%)
2014	195 135	8.3	51 816	270 077	9.0	78 573	152
2015	227 801	6.9	50 424	269 276	6.6	57 335	114
2016	267 450	6.0	51 549	244 549	8.1	63 708	124

TOTAL	690 386	6.9	153 789	783 902	7.9	199 616	130

14.10.2	Composites vs. Block Grades

A common way to validate grade estimation is to compare the average grade of the samples used in the estimate with the estimated grade of the blocks interpolated. If the drilling pattern is regular (no clustering of the data) and there is no distortion in the grade distribution, the two populations should show similar mean values. Table 14-14 details the average gold grades of individual capped composites and the blocks interpolated (in the verification model) for each mineralized zone with no low cut-off applied.

These results demonstrate that the block grades are generally close to the composite grades for the Westwood vein-type and the Zone 2 Extension mineralized bodies, which are more intensively drilled than other mineralized zones. In contrast, the Westwood VMS Corridor and North Corridor estimate for the block model grade is respectively 24% and 25% lower when compared to the average composite data, probably due to a lack of data and a wider spaced drilling pattern than for other zones.

Table 14-14 Composite vs. Block Model (lenses not capped at 15 g Au/t)

Average Composite Grade vs. Block Grade – (g Au/t)
Zone	Composite average Grade (all composite)	Block Grade estimate (all blocks)	Block vs. Composite
Zone 2 Extension	9.93	9.8	-1%
North Corridor	4.44	3.3	-25%
Westwood Veins	5.07	4.8	-5%
Westwood VMS	4.09	3.1	-24%
All zones	7.99	5.9	-26%

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14.10.3	Volume of the Wireframes vs. Volume of the Block Model

As shown in Table 14-15, the reported volumes are similar between the wireframes and the block models. The differences are negligible.

Table 14-15 Volume Comparison

Comparison between the Wireframes Volumes and the Block Models (all grade)
Zone	Wireframes Volume (m³)	Block Model Volume (m³)	Block Models vs. Wireframes
Zone 2 Extension	2 961 115	2 960 073	99.96%
North Corridor	2 300 617	2 302 396	100.08%
Westwood	4 338 945	4 338 159	99.98%

Total	9 600 677	9 600 628	100.00%

14.11	Evaluation of Geological Risks

Overall, the Westwood inferred resource estimate has a low risk with respect to data quality. However, the density of data in most of the area is not sufficient to have a good level of confidence in the tonnage and grade estimates for this type of mineralization, especially for local estimates. Locally, indicated and measured resources can be delineated near the existing underground openings. Significantly more information is required to increase the confidence level and to delineate more indicated and measured resources.

At this stage of the mine, approximately two thirds of the resources are in the inferred category, and can be identified because of the assumed, but not verified, geological continuity of the zones. The quantity and grade can be estimated on the basis of geological evidence and limited sampling data due to the large drill hole spacing (Table 14-16).

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Table 14-16 Risk Matrix

Westwood Resource Risk Factors

• Risk area	• Risk Rating	• Comments

Drilling technique	Low	100 % Diamond drilling

Logging	Low	Geology of the Area well understood.

Drill sample recovery	Low	Core recovery excellent, almost 100%

Sub-sampling technique	Low	Sample intervals appropriate. Half core used for assays except where the drilling grid is less than 80 x 80 m where all the core is sent to the lab.

Quality of global assay data	Low	When using number of data, average of first and second assay are about the same.

Quality of individual assay data	Low to High	Low on global and high on local scale (due to visible gold).

Location of data points	Low	Drill collar surveyed. All holes also have down-hole surveys every 50 m (Reflex)

Density	Medium

Similar rock type than Doyon Mine for Zone 2 Extension and North Corridor (more density measurements required to confirm), Medium for Westwood Corridor where we have semi-massive to massive sulphide lens.

Compositing	Low	Composites weighted by zone width. Zone width generally constant between 2 m to 3 m.

Geological interpretation	Low to Medium	Good confidence in the direction and dip of the zones which are more or less parallel to the foliation, like zone 1 and 2 in the volcanic rocks at Doyon Mine.

Geological continuity	Low to High	Risk is high for continuity and influence of individual drill holes where the drilling grid is more than 40 x 40 m. Continuity is only assumed but not verified.

Tonnage estimation	Low to High	Dependent of the continuity of the zones and associated to the drilling grid.

Grade estimation	Low to Medium for global estimate. High for local estimate

If we apply a 20% dilution and apply a correction for the decrease in the minimum mining width (3 m to 2 m), the grade is similar to the historical underground production at Doyon. Top cut assays is conservative. For zones with medium to high density of drill holes, the grade estimation seems good, but risk is high for zones with low density of drill holes.

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15	MINERAL RESERVE ESTIMATES

15.1	Reserve Definition

The CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014), provides the following definition of Mineral Reserve:

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified).”

The definitions also state that:

“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.”

The following sections summarize the mining factors used to determine the portion of the Mineral Resource that can be classified as Mineral Reserves.

15.2	Financial Parameters

The current reserve estimate is based on a gold price of 1,200 USD/oz. with an exchange rate of 1.25 CAD/USD, parameters slightly different from those used for planning. Silver credits of 26 CAD/oz. were assumed.

15.3	Engineering Methods and Parameters

Each mining block that was converted from resources to reserves has been evaluated with an economic analysis by the engineering department. Parameters used in the economic analysis include:

•	Infrastructure required to access the mining block;

•	Appropriate mining method/parameters (e.g. dilution, recovery);

•	Appropriate revenue and cost factors.

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Economic analyses are generally performed on a full-cost basis, including administration/support cost, depreciation, and capital expenses. The current five-year plan served as primary reference for these analyses. Due to the nature of the Westwood deposit, mining parameters and cost analyses are highly variable. Critical elements include block dimensions, mining method selected, distance from infrastructure, dip of the ore, etc. Further details are provided in Sections 16, 17 and 21.

Mining blocks with positive economic analyses were classified as reserves. The engineering and the geology teams highlighted the economic blocks as reserves using polygons and clipping boundaries in the GEMS software. Tonnage and grades of all reserve blocks were afterwards calculated using the GEMS Volumetric Report Reserves module.

A number of mining blocks were affected by the seismic events of May 2015 (see Chapter 16). New infrastructure was developed in 2016 to regain access to these ore zones. Mining is expected to resume in 2017 in all affected zones, according to the revised mining sequence. Minor adjustments were made to account for the losses incurred as a result of the incident.

The calculated average cut off-grade for reserves is 5.4 g/t Au (diluted). However, due to significant variations in cost structure for different areas of the mine, local cut-offs vary. Reserve conversion requires a positive economic analysis (specific to mining sequence) and is not directly linked to this cut-off grade.

15.4	Reserve Estimates

Based on these definitions, a portion of the indicated resources was converted into probable reserves and a portion of the measured resources into proven reserves as of December 31, 2016. The Westwood Mine Mineral Reserve as of December 31, 2016 is presented in Table 15-2. This table also compares the December 31, 2015 reserve estimation to the December 31, 2016 reserve estimation. Both estimates are based on a minimum true width of 2 metres and are grouped by mineralized corridors.

The 2015 mining dilution averaged 61% (applied on tonnage) while the 2016 mining dilution average is 53%. The mining recovery factor of 95% is applied in both cases. Dilution forecasts are based on expected mining widths. For blocks at minimum mining width (2 meters), dilution is typically 65%, leading to an expected stope width of 3.3 m. For thicker ore lenses, dilution rates are decreased to maintain average overbreak, as shown in Table 15-1. The weighted average for the 2016 Mineral Reserves is 64%. Estimates may be modified for specific blocks according to local conditions or mining history.

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Table 15-1 Dilution Rate Estimates

Mining Width (m)	Dilution
2	65%
3	50%
4	40%
5	30%
6	25%

These cut-off grade and dilution parameters were calculated using the mining method parameters presented in Section 16 and the costs presented in Section 21.

15.5	Reconciliation to Previous Estimation

•	As shown in Figure 15-1 and Table 15-2, a net gain of 494 000 ounces was realised during 2016, taking into account the “in situ” ounces produced at the mill during the same period:

•	398 000 ounces were converted to reserves in 2016 as a result of drilling and modelling;

•	81 000 ounces were added to the reserves in 2016 as a result of capping adjustment;

•	25 000 ounces were added to reserves in 2016 as result of low-grade material included in minable shapes or dilution estimates;

•	15 000 ounces were removed from the reserves due to the proximity of the Bousquet fault;

•	46 000 ounces of reserves were milled in 2016.

Excluding the 2016 production and resource near the Bousquet Fault, 463 000 ounces (177%) were added to mineral reserves during 2016.

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Table 15-2 Proven and Probable Mineral Reserves (December 31, 2016)

	31 Dec. 2015 (É paisseur minimale de 2 m) * (Prix de l’or de 1200$ US, taux de change 1.15)			31 Dec. 2016 - (É paisseur mininimale de 2 m) * (Prix de l’or de 1200$ US, taux de change 1.25)
Catégorie	Tonnes	Teneur	Onces	Tonnes	Teneur	Onces
Prouvées empilement + chutes	8 000	6,0	2 000	33 000	4,4	5 000

Prouvées Zones 2	514 000	8,7	144 000	672 000	9,7	209 000
Prouvées Corridor Nord
Prouvées Westwood	222 000	4,7	34 000	266 000	4,7	40 000
Prouvées Warrenmac

SOUS TOTAL PROUVÉES	744 000	7,5	180 000	971 000	8,1	254 000

Probables Zones 2	1 273 000	8,3	340 000	2 217 000	9,9	708 000
Probables Corridor Nord	26 000	10,0	8 000	71 000	5,4	12 000
Probables Westwood	419 000	5,2	70 000	426 000	5,3	72 000
Probables Warrenmac

SOUS TOTAL PROBABLES	1 718 000	7,6	418 000	2 714 000	9,1	792 000

TOTAL RÉSERVES	2 462 000	7,6	598 000	3 685 000	8,8	1 046 000

Usinage (Enlevé de la réserve) ****				204 000	7,0	46 000
Total reporté au 31 Novembre 2016				3 889 000	8,7	1 092 000
(+)Renouvellement /(-)perte				1 427 000	10,8	494 000

1.	CIM definitions were followed for Mineral Reserve Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding

Figure 15-1 Mineral Reserve Waterfall

Verified and approved by Emilie Williams, Eng. (OIQ no. 129851), Assistant Engineering Superintendent - Westwood Mine, Qualified Person as defined by the Canadian National Instrument 43-

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16	MINING METHODS

16.1	Design Criteria

16.1.1	Production Requirements

The Westwood Mine was designed to achieve an annual production rate of 850 000-900 000 tonnes. Achieving this production rate requires simultaneous production from at least three distinct mining blocks. Due to diamond drilling requirements, the mining plan that achieves full production will include inferred resources. Production is expected to ramp up to full production by 2020, supported by an increasing proportion of Mineral Reserves as delineation and definition drilling work advances.

The current mineral reserve is 3.69 M tonnes ore (diluted at approximately 65%) for 1 046 000 ounces of contained gold (after 95% of mining recovery). The majority of the current reserves are located in narrow veins; a minimum geological width of 2.0 metres has been used. The mining equipment selected results in a minimum mining width of 3.1 metres.

Mine operations are scheduled on two (2) 10-hour shifts per day, 7 days per week (development and production).

Infrastructure currently allows mining to a depth of 2,000 metres, although mineralization continues at depth. Mining of resources below the current infrastructure plan would require comprehensive study and is not included in this report. Other constraints included in the selection of the mining plan include variable dip of the ore lenses, ventilation requirements, and uncertainty regarding location or continuity of resources.

16.1.2	Geotechnical Considerations

Geotechnical considerations have led to the most significant changes in the Westwood mining plan since the initial scoping study. Poor ground conditions at depth, more variability in the rock mass as well as less ore lenses continuity have all resulted in changes to the mining plan. Golder Associates, researchers from École Polytechnique (Montreal) and other consultants have been involved since the beginning of the project to assist in assessment of the rock mass, mine design, support requirements and risk analysis. An extensive analysis of seismic risk was performed in 2015 following the year’s significant seismic events. This investigation included the participation of external experts from Knight Piésold Inc., Mine Design Engineering and ESG Solutions, and was later reviewed by additional external experts. The Ground Control Program, updated annually, provides guidance on all aspects of ground control at the mine. Additional reviews are scheduled for 2017.

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16.1.2.1	Stress State

In-situ stresses were measured in 2008 on Level 840 by R. Corthésy of Montreal’s École Polytechnique. Results were lower than expected and may have been affected by the proximity of the Bousquet Fault. After comparison with regional values and historical values measured at Doyon, values of the stress tensors were adjusted (Golder, 2009) for numerical modelling and analysis for Westwood. These were further updated in 2013 (Paudel & Brummer, 2014). And in 2015 (MDEng, 2015). Table 16-1 summarizes the studies. The 2016 analyses were unable to determine the orientation of the stress tensor precisely, but the orientation of the principal stress is believed to be between 0 and 055°N. The new analyses are in progress.

Table 16-1 In situ Stresses for Numerical Modelling

Stress	Magnitude (K x s3, in MPa/m)	Orientation (°) (Trend/Plunge)

s1	1,5 x s3 + 9.7	N/045 °

s2	1,3 x s3	N/135 °

s3	0,0253 x depth (m)	Vertical/90°

	Arjang (1996) Abitibi Model		Corthésy (2008) Westwood Measurements		MDEng (2015) Calibrated Numerical Modelling
	Magnitude	Orientation	Magnitude	Orientation	Magnitude

s1	12 + 0.0366 z	N232/05	25.2 (5.5 x s3)	N003/05	2.5 x s3
s2	6.1 + 0.0253 z	N343/15	14.5 (3.2 x s3)	N273/09	1.7 xs3
s3	1.2 + 0.0190 z	N140/80	4.6 (0.0055 z)	N122/79	0.029 z

16.1.2.2	Rock Mass Classification

A detailed characterization of the geomechanical properties of the rock mass was begun in 2009. The characterization was based on rock quality assessments of diamond drill core samples, laboratory testing

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and geotechnical mapping. Information has been refined and updated with information from the latest drilling campaigns and the experience gained from development and the test stopes.

As summarized in Table 16-2, seven different rock units have been identified; laboratory tests were performed by R. Simon (2009) of Montreal’s École Polytechnique on each to determine in situ characteristics. Parameters vary significantly between the different rock units, from a very competent basalt unit (U1) to a poor quality felsic volcanic unit (U4).

Table 16-2 Intact Rock Parameters

Geological unit	Density (g/cm3)	UCS (MPa)	T0 (MPa)	E (GPa)	v	BIM	mi

U1	3.01	257	26	99	0.27	1.13	19

U2	2.70	140	17	67	0.19	1.15	12

U3	2.90	154	21	81	0.30	1.11	10

U4	2.83	104	15	49	0.20	1.04	10

U5	2.87	169	19	69	0.24	1.17	13

U5A	2.80	125	18	63	0.20	1.21	11

U6	2.72	177	17	66	0.22	1.16	15

Geotechnical mapping, mainly on Level 840, identified four main joint families (see Table 16-3). Results of the mapping were combined with intact rock characteristics to determine Rock Mass Ratings (RMR) for each unit and estimate modelling parameters, as shown in Table 16-4.

Table 16-3 Joint Families

Structure type	Families	Orientation	Space (m)	Jr	Ja	Description

Foliation	S1	096/74	0,01 – 1	1	2 – 4	Dominant structure

Joint	J2a	354/82	0,5	1	1 – 2	Main type of conjugate joint
	J2b	166/80

Joint	J3	347/14	1	1,5	1,5 – 2	Subhorizontal

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Joint	J4a	044/78	> 1	1	1,5 – 2	Minor type of conjugate joint

Table 16-4 Rock Mass Ratings

Geological unit	Data number	RMR’ 76
		Mean	Standard deviation

U1	2 499	61	8

U2	6 559	60	9

U3	19 331	62	8

U4	9 335	54	12

U5	35 756	57	10

U5A	12 294	51	12

U6	10 609	62	9

16.1.2.3	Seismic History

The Westwood Mine has experienced several significant seismic events to date, including a series of events in the central infrastructure corridor of the 104-mining block. These infrastructure events are summarized in Table 16-5 .

Table 16-5 Major Seismic Events in 104 Central Infrastructure Corridor

Date	Time	Location (* estimated)	Local Moment Magnitude	Regional Magnitude (MR)	NRCan Magnitude (MN)

2013-08-31	17:38 17:39	104-08* 104-08*	N/A N/A	1.4 2.4	2.2 3.0

2015-01-22	12:55 12:55	104-06* 104-06*	1.6 1.4	2.1 2.0	2.8 2.7

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2015-05-26	03:28 03:38	104-06 104-03	2.1 1.8	2.7 2.3	3.2 2.7

2015-05-27	20:11	104-10	1.9	2.0	2.4

These seismic events results in damage to openings and a temporary loss of access to a portion of the Mineral Reserves. Bypass drifts were excavated in 2016 and rehabilitation performed to regain access to the ore lenses. Production is expected to resume in 2017. While mining parameters and timing of production have been affected by the events, no material changes to the Mineral Reserves are required.

16.1.2.4	Impact on Mine Design

Geotechnical considerations will have a significant impact on the production plan of the Westwood Mine. Numerical modelling and analysis was performed by mine staff and external consultants to identify risks associated with mining sequence, infrastructure location, and support requirements. Analyses, particularly in the area of the Bousquet Fault, were compared with experience at the Doyon Mine and the mining of the schist zones. Following the 2015 seismic events, design guidelines were completely revised and the Geomechanical Risk Management Program advanced. This program will continue to be updated in 2017.

The poor quality of rock mass affects both development and stope design. Significant anisotropy also complicates the mine design, as certain units may be stable when perpendicular to the regional schistosity and unstable or prone to convergence when parallel to the schistosity. Even in the same rock unit, different support patterns may be required. These factors significantly increase the complexity of mine design, require additional resources and increase the risk. Stope dimensions are limited by expected dilution while development configurations are limited by the induced stress state and other components of seismic hazard. Mining methods will continue to be refined as mining experience is obtained. Ground support patterns as well as dilution and recovery rates are included in the mining plan according to current and expected performance, and will be updated as required.

Resources in the Bousquet Fault area are not included in the current mining plan due to the high risk: a five-metre pillar on each side of the fault was added in this area. Previous reserves have been reclassified as resources until a mining plan is developed. A 50-metre pillar is located around all major infrastructures.

A seismic monitoring system and an array of conventional instruments have been installed throughout the mine to monitor ground conditions. The seismic array was expanded in October 2015 and the increase in coverage on lower levels will be continued in 2018.

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16.1.3	Underground Infrastructure Design

Underground access is by a 6.4 metre diameter circular shaft with a current length of 1,958 metres. Main levels (shaft access) are spaced approximately 240 metres apart; the majority of underground infrastructure, including maintenance facilities, warehouses and stockrooms, and electrical stations is located on these levels. Level 840, Level 1320, and Level 1800 include track drifts designed for ore handling by trolley as well as crushing and loading infrastructure. Other tramming levels will be added at depth. Unless otherwise specified, an average density of 2.85 tm/m³ was used for in-situ material and a density of 1.8 tm/m³ used for broken material. Waste rock density is 2.8 tm/m³.

Thermal constraints may be a concern during development of the ventilation infrastructure on Level 1800, but are expected to be acceptable during mining. An air conditioning system from surface and a heat control measures are planned for expansion at depth.

The project is not expected to be influenced significantly by ground water.

Figure 16-1 shows a general longitudinal section of the mine.

The Warrenmac ramp was developed from surface to access the ore zones, and is connected to the Westwood ramp network. Sub-levels used for mining are spaced approximately 30 metres. A series of ore and waste passes are placed throughout the mine.

The main ventilation raise (6-metre diameter) extends from Level 600 to Level 840 with secondary raises throughout the mine. Approximately 800 000 cubic feet per minute (CFM) are currently available for mining operations. Extensions to infrastructure are planned throughout the mine life as the mining areas deepen.

A paste backfill network is planned from surface to all mining levels. The network will be twinned from surface to Level 360, where it will split into an east and a west network to reach all mining areas. The main network was designed with 6”-diameter piping. A maximum fill rate of 70 tonnes per hour is used. Paste distribution is through gravity placement; 90% of mining areas for 2017 will have access to the network.

A hydrostatic plug was finalized in 2014 on Level 840. This corresponds to Doyon’s Level 14, which was used for Westwood exploration and development. The hydrostatic plug separates the two mines and allows disposal of Westwood tailings in the Doyon pit (see Section 20). The Doyon shaft has since been decommissioned.

16.1.4	Other Considerations

Unless otherwise specified, an average density of 2.85 tm/m³ was used for in-situ material and a density of 1.8 tm/m³ used for broken material. Waste rock density is 2.8 tm/m³.

Thermal constraints may be a concern during development of the ventilation infrastructure on Level 1800, but are expected to be acceptable during mining. An air conditioning system from surface and a heat control measures are planned for expansion at depth.

The project is not expected to be influenced significantly by ground water.

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Figure 16-1 General view of the long term mining plan

Secteur 1
Secteur 2
132-00
Secteur 3
Secteur 4
180-00
Secteur 5
Existing Development
Planned Waste Development
Planned Ore Development
Ore zones
Sectors limits

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16.2	Mining Methods

16.2.1	Previous Approaches

A number of changes have been made to the Westwood mining plan since the first preliminary assessment completed in 2007. Original plans were based entirely on long-hole mining, with a minimum mining width of three metres. Cut & fill mining was added to the plan beginning in 2009, in large part due to poor ground conditions and forecasted dilution rates. Due to convergence in East-West drifts and seismic risk, the current mining plan has reverted to longhole mining. Of the total mining plan, ore development historically represents around 20% of tonnage while extraction represents 80% of annual tonnage.

16.2.2	Development

16.2.2.1	Mining Method

Development is classified as either deferred (infrastructure) development, including ramps, cross-cuts and ore passes, or current development. Most lateral development is mechanized, with jumbos, rockbolters, scissor-lifts and 2.7 m3 LHD units. Dimensions for waste drifts are generally 3.8 m high and 3.7 m wide. Drift dimensions in the ore lenses may vary locally according to the dip of the vein and the mining method selected; planned drifts dimensions are 3.8 m wide and 3.7 m high for long hole drifts. Trolley drifts will be developed with wheeled long-tom teams: other than Level 840 (originally an exploration drift), dimensions are 3.4 m high and 3.1 m wide.

Arched backs will be required to assist with stability. Ground support varies significantly by type and orientation of the excavation: typical support may include mechanical rock bolts, resin rebar, friction bolts as well as mesh screen and straps.

Vertical development is mainly related to infrastructure development, including ventilation raises and ore/waste passes. Dimensions are typically 2.4 x 2.4 m, although the main ventilation raise will be 6 metres in diameter. Raise development is performed by contractors, including IAMROCK (internal contractor); Alimak and conventional raise methods are currently used. Raiseboring will be tested in 2017. Slot openings for long hole stopes will be drilled with V-30 heads (0.76 m diameter) on ITH production drills.

16.2.2.2	Operating Parameters and Requirements

Development performances are based on current performance at the Westwood Mine. The following performances were used in the mine plan:

•	Jumbo (deferred and stope prep) development: 8.1 m/day/team;

•	Track drift and conventional development: 3.6 m/day/team;

•	Alimak raises: 3.6 m/day/team;

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•	Conventional raises: 1.8 m/day/team;

•	Cables and 2”: 120 m/day/drill;

•	Long Hole 4”: 120 m/day/drill (including casing);

•	V-30 (slot) raises: 12 m/day/drill.

The production plan requires an average of eight teams for lateral development, four teams for vertical development, and seven drills for long hole drilling (including cable bolting and slot raise development).

16.2.3	Long hole Mining

16.2.3.1	Mining Method

Long hole mining is the primary mining method used in the current mining panel. Long hole stopes are approximately 30 m high and 13 m in length. The minimum mining width is 2 m. Depending on the thickness of the ore and geomechanical constraints, stope accesses may be either longitudinal, transverse, or hybrid (“BLADE” method). Sills of 4 m are developed above and below each mining block (minimum width of 3.1 m). Typical mining sequences for the different access configurations are shown in the following figures.

Stopes will generally be drilled down from the upper level with 100-mm diameter holes. A drill pattern of 1.8 by 1.8 m is planned. ITH drills with V-30 heads will be used to open the slot raises. Stopes will be blasted with emulsion explosives and electronic detonators. LHD units with remote capability will muck out the stope. Paste backfill will be poured in all stopes. A cure of 10 days is required before mining any adjacent stope. Most stopes will require cable bolts. Figure 16-2 to Figure 16-4 shows the mining methods.

Figure 16-2 Long hole Mining Method – Longitudinal

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Figure 16-3 Long hole Mining Method – Transverse

Figure 16-4 Long hole Mining Method – Hybrid (BLADE)

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16.2.4	Other Mining Methods

Other mining methods have been included in previous mining plans. Cut-and-fill mining as well as captive sub-level (Alimak) mining are the most promising methods under evaluation.

16.2.5	Ore Handling

Ore will be mucked using the LHD units to the nearest ore pass, generally located at less than 300 m. 13-tonne haul trucks will be used for longer distances. Electrical trolleys with 10-tonne cars will be used to transport material from the various ore passes to the loading infrastructure for hoisting (capacity of 100 tonnes per trip, up to 3,000 tonnes per day). Two 20-tonne skips will be used for skipping material. Overall hoisting capacity depends on the loading pockets used (1400 or 1920 metres depth). On surface, 30-tonne trucks will transport ore the 2.5 km from the Westwood shaft to the mill.

16.2.6	Mining Equipment

The underground mobile equipment fleet required for operation is summarized in Table 16-6.

Table 16-6 Mobile Equipment Fleet

Equipment Type	# of Units
Jumbo drill	12
Bolter	10
Scissor lift	25
Load-Haul-Dump Units	24
Haul Trucks	16
Production / Cable drill	8
Development Long Tom drill	5
ManCarrier (tractor/Jeep)	50
Locomotive	18
Muck Machine / Cavo	14
Excavator	7
Grader	1
Transporter	5
Shotcrete/concrete	5

Total	200

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17	RECOVERY METHODS

17.1	Design Criteria

The design criteria for the processing facilities have been developed specifically for the Westwood Mine using a number of sources, including:

•	The mine production plan;

•	The existing Doyon Mill;

•	The results of the metallurgical test work conducted between 2007 and 2009;

•	Experience gained by IAMGOLD at other operations.

The design is based on the following criteria:

• Annual production (tonnes/year)	850 000

• Weeks of operation yearly (weeks/year)	52

• Availability of the mill (%)	96

• Tonnage of operation (tonnes/day)	2 425

Preliminary assessments for the Westwood Mine indicated a potential for economic recovery of the zinc, as well as gold, from the higher-grade zinc ore lenses. This potential was not confirmed by subsequent drilling, and studies failed to justify the additional capital expenditure for the recovery of zinc by flotation. The current operating plan includes processing of the higher-grade zinc ore by cyanidation only, which will not give zinc credits but provide acceptable gold recovery. The mill design will be revised if additional zinc resources are identified.

The mill refurbishment completed in early 2013 includes gold cyanidation and tailings cyanide destruction circuit upgrades. Since commissioning of the plant, throughput optimisation work enabled an increase in capacity to 900 000 tonnes/year.

17.2	Mill Recovery Process

17.2.1	General

Ore from the Westwood Mine is processed on site. The original Doyon Mill, constructed in the 1970s, was completely refurbished between 2011 and 2013 in order to efficiently treat Westwood ore. The existing grinding, leaching, adsorption and stripping circuits were upgraded to replace obsolete equipment. Cyanide destruction capacity was also increased to treat the generated tailings.

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17.2.2	Flow Sheet

The process flowsheet is based on the previous Doyon Mill, but includes all upgrades and modifications from the refurbishment as shown in Figure 17-1 to Figure 17-3.

Figure 17-1 Grinding, Leaching, Adsorption and Stripping circuit

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Figure 17-2 Cyanide destruction and Paste backfill circuits

Figure 17-3 Water and Tailings Management

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17.2.2.1	Ore Handling and Crushing

Underground ore is hoisted to surface and hauled by truck to the processing facility located 2.5 km from the mine shaft. The ore is discharged at the crusher house. Crushing is carried out in a single stage jaw crusher (1.07 m x 1.22 m). The ore is conveyed to the mill ore bins using a belt conveyor system.

17.2.2.2	Grinding and Gravity

Grinding of the Westwood ore is done using a 2,700 HP semi-autogenous grinding (SAG) mill in closed circuit with primary hydrocyclones. The overflow of primary hydrocyclones feeds a 1,000 HP ball mill in closed circuit with its secondary hydrocyclones. A portion of the underflow (secondary hydrocyclones) feeds the gravity separation circuit composed of a Knelson concentrator (30’’) and a shaking table. The tail of the gravity circuit returns to the grinding circuit and the gravity gold concentrate goes to the refinery. The targeted grind size is 80% passing 74 microns (200 mesh).

17.2.2.3	Cu-Zn Flotation

As previously mentioned, construction of a flotation circuit was not included in the operating plan. However, part of the copper flotation circuit, initially built to process Mouska ore, still remains available. However, refurbishment and modification would be required.

17.2.2.4	Leaching and adsorption

The actual leaching circuit has 70 hours of retention time at the nominal processing rate of 2 425 tpd. Leach residue is sent to cyanide destruction. At the nominal processing rate, retention time for each step of the leach and adsorption process is detailed as follows: primary leach tanks (6.8 hours), carbon-in-leach (CIL) tanks (9.5 hours), secondary leach tanks (35.8 hours) and carbon-in-pulp (CIP) tanks (17.4 hours).

17.2.2.5	Cyanide Destruction

The tailings are treated with SO2/Air cyanide destruction process. Before cyanide destruction, the leach residue can be stored in a buffer tank. In normal operations, the buffer tank is maintained at its lowest level. If the cyanide destruction encounters problems, the pulp can be accumulated (capacity of 6 hours) in this surge tank to minimize operational downtime. Following the storage tank, tailings are pumped and divided into two equal parts to feed the two cyanide destruction tanks.

17.2.2.6	Paste Backfill

Two lines of two kilometres in length are installed between the mill and the paste backfill plant. One pipe is used to feed the paste backfill plant with the tailings and the other one returns the water filtrate to the

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mill. The design allows for the pipes to be drained by gravity in case of breakage or power failure. An access road to accommodate a vehicle to facilitate the inspection and maintenance of the piping network is available.

Two paste backfill circuits were installed to provide more flexibility in the preparation and distribution of the paste into the stopes (ability to fill two stopes at the same time with different recipes).

17.2.2.7	Gold Recovery

The gold desorption circuit is composed of an acid wash vessel and high pressure Zadra stripping reactors. The stripping is done by continuously circulating a hot (low concentration) sodium cyanide and caustic soda solution through the carbon stripping columns.

The electrowinning circuit is comprised of two (2) parallel electrowinning cells. It produces a gold sludge which is filtered, dried and smelted into doré bars as a final product.

Carbon eluted from its gold is reactivated through a regeneration kiln before being reintroduced into the CIL/CIP tanks. Besides this process, fresh carbon can be added into the recovery process after being submitted to the carbon attrition system to remove carbon fines.

17.2.2.8	Tailing Disposal

Tailings not used for paste backfill are pumped to the Doyon open pit for disposal. As environmental criteria were met, this option was retained rather than proceeding with an expansion of the tailings ponds. Further details are included in Section 20.

17.2.3	Requirements

17.2.3.1	Energy

Power for processing operations is available through the electrical network on site (see Section 18) and supplied by Hydro-Quebec. Power consumption for the mill (including operation of the paste backfill plant) represents approximately 10% of the total milling cost. The current contract and installation provide sufficient electricity for the mill operations.

17.2.3.2	Water

Process water for the mill can be drawn from the Bousquet River when necessary; most water comes from the tailings management facility and/or the Doyon reclamation water management system with an objective to minimize water pumping from the river. An average of 4.0 to 4.5 million cubic metres of water are treated annually in the high-density sludge (HDS) plant before being released into the environment.

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17.2.3.3	Process Materials

Process materials represent nearly 60% of the overall processing cost. Some of the most significant consumables include cyanide, quick lime, slag (paste backfill production) and grinding media. Forecasted annual consumption is shown in Table 17-1. No significant availability concerns are forecasted for these reagents.

Table 17-1 Annual Reagent Consumption

Reagent	Consumption (kg)
Grinding Media	1 190 000
Quick Lime (Environment)	6 400 000
Quick Lime (Mill)	3 230 000
Cyanide	850 000
Oxygen	1 445 000
Caustic soda	170 000
SO2	1 700 000
Slag (Paste Backfill)	3 366 000
Cement (Paste Backfill)	2 200 000

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18	PROJECT INFRASTRUCTURE

18.1	General

The Westwood Mine was developed using Doyon infrastructure and accesses. Due to the close proximity of the mines, a portion of the Doyon infrastructure will be used and maintained for the life of the Westwood Mine, while other portions will be restored according to the Doyon closure plan. Infrastructure will thus be concentrated around either the Westwood shaft or the former Doyon Mill, refurbished for Westwood processing. Access to regional infrastructure (roads, power, etc.) will remain through the Doyon site. The surface plan is shown in Figure 18-1.

Figure 18-1 Surface Plan – General

18.1.1	Mine Access Road

From the existing Doyon main gate, a two-kilometer access road has been built to provide access to the mine site. This road has been built with gravel and appropriate fill materiel and is approximately ten metres wide. Guards and beams have and will continue to be put in place to provide a high level of security as haul trucks will circulate in this zone as well as light vehicles. Signalling will be a priority to provide clear indication of parking and road particularities. Culverts are installed and ditching has been done to provide adequate drainage.

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18.1.2	Municipal Work

Potable water is supplied from a 250-m water well. Potable water treatment is limited to pH adjustment and chlorination before water distribution to the mine buildings.

The fire protection system included fire pumps, water distribution network, fire hydrants and hose cabinets. Reclaimed underground process water located in the surface polishing pond will serve as the fire water reservoir.

A sewage disposal system including septic tanks and seepage field are designed for the new mining facilities. Further modifications to the system will be required if new administration building is constructed.

18.1.3	Electric Supply

Hydro-Québec power lines provide 120 kV to the Doyon division mining property. The 120 kV is stepped down by two transformers to 25 kV. Each transformer has a nominal capacity of 20 MVA. Current electrical requirements are approximately 21 000 kW, of which 13 000 kW are allocated to underground operations, 3 500 kW for milling, and the remainder for surface operations. The Westwood mining infrastructure is fed by a 1-km long 25 kV electrical line from the Doyon 120 kV main substation.

The current Hydro-Quebec contract allows for a maximum power consumption of 30 000 kW. The peak consumption for the project is estimated at 32000 kW; renegotiation of the contract or implementation of reduction strategies will be required before that time.

18.1.4	Natural Gas

Gas Metropolitan supplies natural gas used for heating the fresh air supply in winter. The main gas line was extended approximately three kilometers to the Westwood Shaft area.

18.1.5	Mine Service Building

Mine and administrative services are currently located on the Doyon site. The main building (including annexes) houses the following departments:

•	General Management;

•	Health and Safety;

•	Human Resources and Training;

•	Technical Services (Engineering and Geology);

•	Mine Operations and Supervisors;

•	Mechanical and Electrical Maintenance Managers;

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•	Dry facilities;

•	Mine Rescue.

Accounting and IT offices are currently located in the administrative building at the entrance to the Doyon site. The main surface warehouse is located near the maintenance shop.

18.2	Mine Infrastructure (Westwood Shaft Area)

Surface mine infrastructure is concentrated around the Westwood shaft. As illustrated in Figure 18-2, this area includes:

•	The Warrenmac ramp portal;

•	Hoist room and headframe;

•	Compressor room;

•	Ventilation shaft and primary fans;

•	Maintenance shop;

•	Fuel bay.

Figure 18-2 Surface Plan – Westwood Shaft Site

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18.2.1	Warrenmac Ramp Portal

The Warrenmac ramp allows access to the upper ore zones; the ramp portal is located near the Westwood Shaft. Mobile equipment can also be mobilized by ramp instead of dismantled for transportation by shaft.

18.2.2	Hoist Building

The hoist building comprises four main areas: auxiliary hoist, production and service hoists, electrical room and emergency generators. Both auxiliary and service/production hoists sections have bridge cranes (15 and 55 tonnes, respectively) to allow maintenance.

The auxiliary hoist is a 3.7 by 2.1 m single drum refurbished hoist with a payload of 1 100 kg. It serves primarily to transport personnel and as an emergency exit.

The production hoist is a 6.4 by 2.4 m double-drum hoist with a payload of 20 000 kg supplied by Davy Markham with a DC electrical drive provided by ABB. It is used to hoist ore with two 20-tonne skips.

The service hoist is a 5.8 by 2.4 m double-drum hoist with a capacity of 10 000 kg provided by Davy Markham with DC electrical drive provided by ABB. It is used to transport workers and material underground. During shaft sinking it was fitted with a cage-skip configuration to permit skipping waste as well as transport of personnel.

A 25-kV secondary substation is located near the hoist room. A 1 500-kW diesel generator is located in the hoist room in case of electrical failure. The generator has the capacity to operate the auxiliary hoist, provide emergency lighting, pumping and other essential services.

18.2.3	Headframe Building

The 85-m tall headframe provides the structure for the production, service and auxiliary hoists. Sheaves are installed for all hoists. Bridge crane and trolley hoists permit maintenance and movement of material. Main ventilators will be installed to provide fresh air to the installation underground. The ore-bin and loading building as well as the compressor building are annexed to the headframe. The proximity of the compressor building could eventually permit recovery of the heat generated in the mine ventilation system during cool periods of the year.

18.2.4	Ore Handling

The skip unloading station includes scroll plates installed in the headframe as well as chutes that direct the contents of the skips to the ore or to the waste bin. The ore bin has a capacity of 2 000 tonnes, while the waste bin has a capacity of 450 tonnes. A chute is installed beneath each bin to load trucks for transport of material to the mill.

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18.2.5	Compressors

Compressed air for underground operations is provided by seven high-efficiency screw compressors, each with a capacity of 57 m3/min at 760 kPa for a total capacity of 400 m3/min. This set-up includes pressure tanks. Power is drawn from the electrical substation joined to the hoisting room.

18.2.6	Ventilation System

The permanent ventilation system provides fresh air by the production shaft and an intake raise connected to the surface for 23 000 m3/min. The exhaust air exits through a raise network leading to the surface and the main ramp portal. A 30-million BTU heating system will heat the air sent into the shaft with an added 40-million BTU heating for air provided by vent raises.

18.2.7	Fuel Storage

A fuel storage area is provided close to the head frame installation. Two fuel tanks provide a capacity of 60 000 litres of diesel fuel. The tanks are connected to the underground fuel distribution network and are available for fuelling mobile equipment on surface. Containment measures are installed according to environmental regulations.

18.2.8	Environmental Infrastructures

Development of the project required construction of a waste rock dump and a mine water pond, as described in Section 20.

18.3	Milling and Doyon Site Infrastructures

Development of the project required construction of a waste rock dump and a mine water pond, as described in Section 20.

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Figure 18-3 Surface Plan – Doyon Site

18.3.1	Mill

Following the preliminary economic assessment in 2008, it was decided to maintain the mill in place on the Doyon Site rather than transfer it closer to the Westwood Shaft. A significant overhaul of the infrastructure was performed in 2012-2013, in particular to the control and automation systems. Other obsolete equipment was replaced and existing infrastructure repaired and refurbished. Mill infrastructure is described in Section 17.

18.3.2	Environmental Infrastructure

Environmental infrastructure on the Doyon site includes tailings and water management facilities. Environmental infrastructure is described in Section 20

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19	MARKET STUDIES AND CONTRACTS

The company does not have a hedging program. Gold production from the Westwood Mine is shipped from the mine site to the Metalor refinery in Massachusetts (USA) and sold at spot price. The refining contract and sales schedules are managed by IAMGOLD’s corporate and include production from other operations.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Studies

The Westwood Mine environmental management systems are integrated with the now closed Doyon Mine site infrastructure. A number of ongoing monitoring program and previous environmental studies have identified environmental impacts and allowed IAMGOLD to determine the most effective methods of mitigating effects and restoring the sites following the completion of mining activities.

Major environmental studies include:

•

Westwood and Doyon Mine Reclamation Plans (2016 Update). This study included a full review from first principles and an assessment of closure alternatives for both the Westwood Mine and the closed Doyon Mine. At the end of the study, separate mine reclamation plans were submitted to the province of Quebec for review and approval. These plans were supplemented by a number of additional technical studies, which includes hydrogeological, geochemical, closure trade-off studies, dam stability and liquefaction assessment, and water quality modeling. At this time, the updated plans are in review by MERN, and IAMGOLD anticipates approval in the first half of 2017.

•

Hydrogeological Study, Spring 2009. The study verified the permeability of the rock on the Doyon site at various levels to examine the possibility of using the pit for the management of Westwood tailings material in accordance with Directive 019 of the MDDELCC. The conclusions of this study demonstrate that the Doyon pit could be used for the management of the tailings from Westwood. This option is included in this report.

•

Evaluation of Acid-Rock Drainage (ARD) Potential. The ARD potential of the material has been investigated through geochemical testing and associated assessment of the waste and ore that will be generated by the mining activities at Westwood. The results of the testing indicate that some mine waste will likely be acid generating. The potential for acid generation is verified frequently to properly sort and manage the waste such that Non-acid generating is available for construction needs.

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20.2	Waste and Tailings Disposal

Water and tailings management are important components of the design of the Westwood Mine, described in the following sections.

20.2.1	Tailings Disposal

As the existing Doyon tailings facilities are nearing capacity, disposal of the Westwood tailings requires additional facilities. As mentioned, the most appropriate method is to use the Doyon open pit for disposal. The capacity of the pit is estimated at 9.3 million cubic metres of tailings and water, exceeding the required capacity of the project. Figure 20-1 shows a cross-section of the pit illustrating its use for tailings disposal.

Figure 20-1 Doyon Pit Schematic View

20.2.2	Westwood Waste Rock Dump

The waste rock dump was constructed according to the requirements of Directive 019, which was recently established by the MDDELCC. The capacity of the dump is 45 000 m3. A high-density polyethylene (HDPE) liner was placed at the bottom of the dump to limit infiltration of water into the ground, and thus,

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minimise the potential for contamination of groundwater in the area. Groundwater wells and surface water collection ditches were installed around the dump to monitor surface and groundwater quality.

Some waste rock is also disposed of in the former Doyon open pit.

20.2.3	Mine Water Pond

The Westwood mine water pond was also built in compliance with Directive 019 of the MDDELCC. The capacity of the water pond is 7 200 m3. Wells were installed around the pond to monitor the groundwater quality.

20.2.4	Effluent Management System

Effluent is discharged from the Westwood Mine following active treatment in a High Density Sludge plant that was initially designed and operated by the Doyon Mine. All water collected at the mine site is pumped to the water management system for treatment, as required, followed by discharge to the Bousquet River. The final effluent discharged is regulated by Directive 019 passed in 2012 by the provincial government and also by the federal Fisheries Act, Section 36, Metal Mining Effluent Regulations managed by Environment Canada and Climate Change (which includes conducting environmental effects monitoring studies and toxicity testing). The combined effluent (i.e. Doyon Mine runoff and Westwood Mine operations) is monitored to ensure that all applicable environmental criteria are consistently met prior to discharge to the river.

20.2.5	Acid Rock Drainage (ARD)

Collection ditches are in place around the site to collect surface runoff and seepage from current and past operations infrastructure. Water collected in the ditches is pumped to the mine water pond and then excess water is sent to the High Density Sludge Treatment Plant and passive treatment ponds prior to final discharge.

20.2.6	Environmental Management during Operations

The following environmental management measurements have been implemented for the project:

•

The Westwood Mine implements the Mining Association of Canada’s Towards Sustainability Mining Program. This process is audited internally on an annual basis and every three years by an external auditor;

•	The IAMGOLD Health and Safety Management System is in place;

•	An emergency plan and response team are in place;

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•	No cyanide storage or use are foreseen at the project site;

•	Westwood ore rejects may be used to facilitate the closure of the Doyon tailings ponds (desulphurization);

•	All material disposal areas, buildings and other infrastructure will be rehabilitated in a manner that will blend in with the surrounding landscape;

•	Should any contamination (hydrocarbon or other) be identified, samples will be taken and the contaminated material will be eliminated in the appropriate manner.

Topsoil from the construction areas will be stockpiled and used for rehabilitation of disturbed areas at closure.

20.3	Project Permitting

The permitting process is simplified because the Westwood Mine is operated as an addition to the Doyon division mining property, and as such, it maintains existing environmental compliance programs. The Westwood Mine complies with applicable Federal and Provincial regulations.

Several certificates of authorizations are necessary and must be obtained from the MDDELCC in accordance with Article 22 of the Law on the quality of the environment, as well as authorizations for ore extraction, ore processing, tailings management, etc. In September 2008, the project received authorization to proceed with the mining of a bulk sample from the MERN. In July 2008, the project obtained the authorization from the MDDELCC for the construction and utilization of an exploration shaft, a ventilation raise, a mine water pond and a waste rock dump. Additional certificates of authorization were received in 2012 to allow deposition of tailings in the Doyon pit and for the potable water system.

The Mining Act, and the regulations under it, includes provisions that require mining companies to rehabilitate the areas affected by their activities. The provisions cover extraction activities, exploration activities that require earthworks, and mine tailings sites. By law, companies are required to file a site rehabilitation plan and provide financial guarantees. An Act to amend the Mining Act (Bill 70) was adopted in December 2013.

Companies carrying out mining activities under the Mining Act must submit a rehabilitation plan to the MERN. Following consultation with the MDDELCC, the MERN may approve the plan and its implementation schedule. The MERN may, if necessary, request additional research or studies before approving the plan.

The closure plan must be submitted to the department before work can begin. The closure plan must be revised every five years, but in certain cases the MERN may require more frequent revisions. As an example; a change in the nature of mining activities, the use of a new technology, or if the operator requests to make a change to the plan can all result in the plan being updated more frequently. The revised plan must be submitted to the MERN for approval.

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A company that expects to use or that is already using an area must provide the MERN with a financial guarantee once its rehabilitation plan has been approved. In September 2016, an updated Westwood and Doyon closure plan was submitted to the MERN. Westwood is waiting for a response from MERN.

On July 23, 2013, the Quebec government approved amendments to the Regulation on mineral substances other than petroleum, natural gas and brine (“Règlement modifiant le Règlement sur les substances minérales autres que le pétrole, le gaz naturel et la saumure”). These amendments set new regulations regarding the financial guarantee required for the restoration of mining sites:

•

Increased financial guarantee. Under the previous Regulation, the financial guarantee that had to be provided to secure the mine restoration plan was set at 70% of the anticipated costs for the restoration of accumulation areas only. The amendments increase the guarantee requirement to 100% of the anticipated rehabilitation cost of the entire mine site.

•	Basis for calculating the guarantee amount. The amount of the guarantee will be based on the anticipated closure costs of the entire mine site and not only accumulation areas.

•

The amendments propose that the financial guarantee is to be paid in three annual payments. The first payment would represent 50% of the total amount of the guarantee and is to be provided within 90 days of the approval of the restoration plan by the MERN. The two subsequent payments would represent 25% of the total amount of the guarantee, and are to be provided on the first and second anniversary of the approval of the plan.

•

With respect to the restoration plans that were approved prior to the date the amendments came into force (August 2013), the proposed amendments specify that the payment of the guarantee (100% of the anticipated rehabilitation cost of the entire mine site) be made over a three-year period. The first payment covering 50% of the cost is to be made within one year of the date that the amendments became effective. The second payment covering 25% of the costs is to be made on the first anniversary of the first payment and the third payment covering the final 25% of the costs is to be made on the second anniversary of the first payment.

When the restoration work has been completed under the approved plan, and the site no longer presents a risk of acid rock drainage and is secure, the Ministry will issue a certificate to indicate that the company is released from its obligations. The same release is granted if a third party agrees to assume the restoration obligations.

Currently, IAMGOLD has a financial guarantee of $2,691,411 for Westwood and $123,564,778 for Doyon. These amounts were reviewed in 2014 based on the new regulations and Bill 70, the new

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Quebec Mining Act approved in December 2013. These allocations will be updated once the 2016 plans are approved by MERN.

A key permit was issued in March 2013 by the MDDELCC (provincial environment ministry), a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by Westwood mine operations when carrying out its activities. The depollution attestation prescribed the environmental requirements regarding effluent discharge, noise, waste management, etc., related to the operation of Westwood mine operations.

20.4	Social and Community Impact

No significant issues are expected regarding the social acceptability of the Westwood Mine. As the project infrastructure is located on or near the past Doyon Mine site, which was in operation since 1980. As such community and social impacts are likely positive or unchanged. No new property was required during development of the Westwood Mine as the location of surface infrastructures was held by IAMGOLD. The Westwood Mine is located in an area with a long mining history, where citizens are well informed about the advantages and impacts of mining. Benefits of the 29-year operation of the Doyon Mine, including payments of municipal and school taxes, mineral rights to the provincial government, purchases and contracts with local businesses, as well as approximately 750 local jobs will continue through the projected 20-year mine life of Westwood Mine.

IAMGOLD - Abitibi holds an annual site visit and meeting with all of its local stakeholders, including representatives from the Rouyn-Noranda and Preissac municipalities, government ministries and elected officials (federal and provincial), environmental groups, and community organizations. This event allows stakeholders to voice concerns about the impact of the proposed mining plan.

IAMGOLD states that its core purpose is to enrich the lives of its stakeholders. To this end, IAMGOLD – Abitibi and the Westwood Mine invest thousands of dollars every year in local partnerships (duration between one and five years) and make significant contributions to charitable organizations. As well, a number of employees also contribute to professional, community and cultural committees and organizations. The company’s contribution to the community has been rewarded by the Rouyn-Noranda Chamber of Commerce (Business of the Year 2012, Sustainable Development 2013, Social Engagement 2014, Social Engagement 2014 and Social Engagement 2015).

20.5	Mine Closure Plan

The 2016 mine closure study and filed reports considered the integration of the Westwood operations with the closed Doyon Mine infrastructure based on current and future use. As an outcome of this approach, some mine components originally operated and attributed to the Doyon mine were transferred into the Westwood Plan. The most recent estimate of total closure costs for the Westwood Mine is approximately $36.6 M USD, with the current Asset Retirement Obligation estimated to be $ 14.7 M USD.

Activities included in the Doyon and Westwood Mines closure plans include:

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•	Underground closure;

•	Closing and securing surface accesses;

•	Demolition and rehabilitation of plant sites & infrastructure;

•	Closure of the tailings area;

•	Rehabilitation of waste dump;

•	Rehabilitation of mine water pond;

•	ARD management and rehabilitation of areas contaminated with acid-generating rock;

•	General re-vegetation;

•	Environmental compliance and monitoring.

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21	CAPITAL AND OPERATING COSTS

21.1	Capital Expenditures

Capital expenditures for the Westwood Mine include sustaining capital required for the extraction of the reserves only. The sustaining capital includes the capital required to develop and sustain the mine through production. Capital expenditures relating to new projects, improvements or expansions will be treated on a case by case basis and are excluded from this report.

A summary of capital expenditures is shown in Table 21-1.

Table 21-1 Summary of Capital Expenditures

Expenditures (Sustaining)		$/t
Diamond Drilling	Exploration	—
	Valuation	5.35

	Total	5.35

Surface	Infrastructure	—
Underground	Shaft	—
	Deferred Development	34.46
	Infrastructure	4.89
	Construction	4.70

	Total	44.05

Mobile Equipment	Underground	2.57
Transfers		18.46
Credits

Total		70.43

21.1.1	Exploration / Valuation / Definition Drilling

The exploration campaign to date has focussed on identifying mineral resources to a depth of 2 400 m, the maximum depth that can be mined with the infrastructure currently planned. Particularly in recent years, most of the drilling has targeted resources above 1 800 m in depth. In 2017, valuation drilling will resume below 1 800 m; 10 000 m of diamond drilling are planned in this horizon. However, the majority of the diamond drilling work will be dedicated to infill, valuation and definition drilling above 1 800 m.

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21.1.2	Surface Construction

No surface construction costs are required.

21.1.3	Underground Infrastructure

Underground infrastructure costs include shaft sinking, lateral (e.g. ramps, cross-cuts, and drift) and vertical (e.g. ore passes, waste passes, and ventilation raises) development. Excavation and construction of underground infrastructure such as loading stations, garages, electrical substations and stockrooms are also included. Costs of fixed equipment such as electrical distribution and ventilation are also included. Infrastructure development requirements are summarized in Table 21-2.

Table 21-2 Deferred Development (m)

Deferred Development (m)		2017	2018	2019	2020	2021	2022	Total
Lateral	Drift (m)	3 329	2 725	4 156	4 702	5 399	1 365	21 676
	Track (m)	755	618	942	1 066	1 224	309	4 913
	Ramp (m)	1 509	1 235	1 884	2 132	2 448	619	9 827
	Contractor Dev. - Trackless							—

	Total Lateral	5 594	4 578	6 982	7 899	9 071	2 293	36 416

Vertical	Conventional Raise (m)	283	232	353	400	459	116	1 843
	Alimak Raise (m)	1 528	331	505	571	656	166	3 756
	Raise Bore (m)	818	670	1 021	1 155	1 327	335	5 326

	Total Vertical	2 629	1 232	1 879	2 126	2 441	617	10 924

Total Deferred Development (m)		8 223	5 811	8 861	10 025	11 512	2 909	47 340

Unit cost estimates are based on the current development plans, labour agreement, contracts with suppliers, and the performance targets previously described. The unit costs for each type of development as well as the capital forecast are summarized in Table 21-3.

Table 21-3 Deferred Development Costs

Deferred Development (000$)		Unit Cost ($/m)
Lateral	Drift	2 250
	Track Drift	2 640
	Ramp	2 250
Vertical	Conventional Raise	3 900
	Alimak Raise	3 900
	Raise Bore	4 000

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21.1.4	Other Capital Costs

Throughout the mine life, a proportion of service costs will be capitalized. The transfer is based on the proportion of expenses related to capital diamond drilling and development as compared to the proportion attributed to operations. As mine, mechanical, electrical and technical services are required to support the capital development; a portion of the incurred costs will be capitalized. The transfer represents an average of 8% of allowable service costs.

21.2	Operating Costs

Operating costs for the Westwood Mine are forecast at $186/t or $693/oz. Table 21-4 summarizes the costs by operating sector. The different activities are further detailed in the following sections.

Table 21-4 Operating Cost Summary

		$/t	$/oz
Mining	Definition Drilling	3.38	13
	Stope Preparation	19.75	74
	Extraction	45.04	168
	Services	39.47	147
	Mech. / Electr. Services	14.85	55
	Technical services	22.08	32
	Transfer/Other	(1.44)	(5)

	Total Mining	143.13	533

Milling	Mill Operations	21.52	80
	Environment	2.96	11

	Total Milling	24.48	91

Administration	G&A	24.03	90
	Other	(5.52)	(21)

	Total Admin.	13.51	69

Total Operating Cost		186.11	693

Labour is the most significant component of the operating costs, representing approximately 50% of the total. Labour rates are determined according the current labour agreement, IAMGOLD standards, and the regional labour market. An allowance of 50% of base salary has been included for fringe benefits.

21.2.1	Mining

Mining costs at the Westwood Mine are the most significant component of the operating costs, and include all underground mining activities as well as the direct services required to support the operation.

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•	Definition drilling includes the drilling and assays required for the definition phases of the reserves. A spacing of 15 m x 20 m is generally used for definition drilling.

•

Stope preparation includes all the work required to develop reserves, including horizontal and vertical development related to stopes, as described in Section 16. Stope preparation unit costs are summarized in Section 21.2.1.1.

•

Extraction includes all the operations required to extract the ore from the stopes, including production drilling, blasting, mucking, hauling, and backfilling. Unit costs used to calculate extraction costs are summarized in Section 21.2.1.2.

•

Service costs include underground and maintenance departments. Mine services includes supervision, shaft services, and supply maintenance. Mechanical maintenance costs include costs related to maintaining the fleet of mobile equipment and the mine infrastructure. Electrical costs include maintenance costs as well as electrical power consumption for underground operations.

Technical Services costs include labour and departmental costs for the Engineering and the Geology departments. A portion of these costs are assigned to diamond drilling (definition).

21.2.1.1	Development and Stope Preparation

Unit costs for stope preparation are summarized in Table 21.5. Costs were developed with current labour and material costs for the performance targets previously described as well as based on actual development rates.

Table 21-5 Unit Costs ($/m) – Stope Preparation Cost Summary

Activity	Labour [1]	Material	Maintenance	Total
Ore Development	1 025	942	283	2 250
Waste Development - Trackless, Ramp	1 025	942	283	2 250
Waste Development - Trackless (Contractor)	1 025	942	283	2 250
Waste Development - Track Drift	1 025	942	283	2 250
Slot Raise (V-30)		1 050		1 050
Conventional Raise	3 059	695	146	3 900
Alimak Raise	3 059	695	146	3 900
Raise Bore	3 835	165		4 000

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21.2.1.2	Extraction

Unit costs for extraction are summarized in Table 21-6. Costs were developed with current labour and material costs for the performance targets previously described as well as based on actual development rates.

Table 21-6 Unit Costs ($/m) – Extraction Cost Summary

Activity	Labour	Material	Maintenance	Total
Drilling 4”	9.00	2.60	1.40	13.00
Blasting 4”	2.53	2.07		4.60
Cable Bolting	30.00	14.00	22.75	66.75
Mucking	3.81		2.08	5.89
Truck Haulage	7.13		4.73	11.86
Tramming	1.22		0.36	1.58
Paste Fill	3.11	12.04	0.71	15.86

21.2.2	Milling

Mill activities include costs related to mill operations, trucking of ore from the Westwood shaft to the mill, and environmental costs related to operations.

21.2.2.1	Mill Operations

Milling costs are based on the design and operating criteria previously mentioned (Sections 13 and 17). No base metal flotation was included in the forecast.

The mill unit costs are summarized in Table 21-7, and include labour, maintenance, power consumption, reagent/consumable costs, tailings and water management costs. Costs of operating the paste backfill plant are redistributed to mine extraction costs.

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Table 21-7 Milling Unit Cost

		$/t
Variable Costs	Mill liners	0.79
	Reagents grinding	2.23
	Reagents cyanidation	5.49
	Reagents cyanide destruction	2.08
	Reagents desulphurization	—
	Power mill	3.36

	Sub-total	13.95

Fixed Costs	Mill Operations	5.06
	Material	2.13
	other	0.51

	Total Milling	7.69

Total Milling Cost		21.64

21.2.2.2	Transport

Ore will be trucked two kilometres from the Westwood Shaft to the mill by a contractor. The current cost averages approximately $2.30/t.

21.2.2.3	Environment

Westwood Direct environmental costs include departmental operations, waste management, testing, and compliance costs. Doyon closure costs are not included in the Westwood operating costs. Tailings and water management costs are included in the milling costs.

21.3	Other Costs

21.3.1	Taxation, Mining duties and Royalties

Mining duties are paid in Quebec based on the appropriate statutory rates, which range from 16% to 28 % under the Quebec Mining Tax Act of 2014. Taxes are estimated at an average rate of 13.9%, as used in the 2016 Life-of-Mine study. Property taxes were part of general administrative costs in that study. This practice is consistent with the methodology currently used at the Westwood Mine.

In 2008, IAMGOLD acquired the royalty on the Doyon / Westwood property from Barrick Gold Corporation for US$13M. This acquisition permits production from Westwood to be free of any royalty obligations.

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21.3.2	Administration

Administration costs include General Management, Health and Safety, Human Resources (including Training), Administration (accounting) and IT. Costs include labour, departmental operating costs and general costs such as insurance, communications and association costs.

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22	ECONOMIC ANALYSIS

This section is not required as the property is currently in production and there is no material expansion of current production.

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23	ADJACENT PROPERTIES

The stratigraphy of the Cadillac area can be summarized in as follows (from north to south):

1)	The Hébécourt Formation: mafic volcanic rocks, host of the Mic Mac Mine and part of the Mouska Mine;

2)	The prolific Blake River Group: intermediate to felsic volcanic to volcaniclastic rocks, host of world class gold and base metal deposits;

3)	The Cadillac sedimentary group, site of low grade small tonnage showings.

This package of favourable stratigraphy, which extends over 16 km east-west, along the Cadillac Fault Zone, is held by two owners: IAMGOLD holds 100% interest of the western part of the camp including the Mooshla synvolcanic intrusive, the Mouska Mine, the Doyon Mine and the Westwood Mine, and Agnico-Eagle holds the eastern part of this package containing the Ellison, Bousquet 1, Bousquet 2, LaRonde Penna, Dumagami and Lapa mines.

The historical gold content of this 16 km long zone totals more than 26M ounces (production, resources and reserves). There is no open ground in the surrounding area and there is no other way to increase property area except through agreements between the two companies.

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24	OTHER RELEVANT DATA AND INFORMATION

No other data and information is required to make this technical report understandable and not misleading.

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25	INTERPRETATION AND CONCLUSION

25.1	General Statements

The Westwood Mine presents a great opportunity for the continuing development of an economic mine within a well-established mining camp with good infrastructure, a skilled and experienced pool of manpower, and a low political risk environment that supports mining. The deposit at depth still holds risk as insufficient drilling have been completed to date to provide a high level of confidence on the continuity of the gold mineralization. It is the opinion of the authors that sufficient work has been done to date to support the resource and reserve estimation presented in this report. The results to date are sufficiently attractive to continue drilling expenditures to expand and better define the resource and reserve base and further investigate the potential.

In the opinion of the authors, the data available to prepare this technical report is both credible and verifiable in the field. It is also the opinion of the authors that no material information relative to the Westwood Mine has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which, in the opinion of the authors, has not yet been gathered or is recommended information to be collected as the project moves forward.

The lead author’s statements and conclusions in this report are based upon the information from underground mapping and sampling and the drill hole database used for the December 31, 2016 resource and reserve estimate. Drilling and production is ongoing at the Westwood Mine and it is to be expected that new data and drilling results may change some interpretations, conclusions, and recommendations going forward.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, IAMGOLD does not consider them to be material.

25.2	Opportunity

Significant additional drilling and underground development will be required to further delineate the mineralization, expand the resource base and adequately constrain the resource models in the lower sections of the mine. With additional valuation and definition drilling in Westwood, North and Zone 2 corridors during the next year, upgrading of inferred resources to the indicated and measured resource categories and eventually to reserves is likely to happen. The ultimate size of mineralized bodies at the Westwood Mine is yet to be defined. Mineralization is still open at depth and there is a very good potential to expand the resource base with additional drilling programs, on both sides of the Bousquet Fault Zone.

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Recent scientific work (Mercier-Langevin et al. 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood mineralized corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralization to occur on the Doyon division mining property.

The current resource estimate made on widely-spaced holes excludes areas of low grade intercepts even if the structures were recognized in the hole. The underground drifting and sampling along Zone 2 Extension and Westwood Corridor zones that were mined out in 2013-2016 showed important grades variability within the structures. In-filing with additional drill holes may reclassify areas that have been excluded so far. It is well known that numerous stopes at the Doyon and Mouska mines have been mined with success even if the number of economic drilling intersections were as low as 40%.

25.3	Project Risks

•

Continuity of Gold Mineralization: The deposit’s narrow feature suggests that the veins pinch and swell. The deposit consists of several mineralized lenses stacked from north to south over 100m. However, the mining work done in 2013, 2014, 2105 and 2016 show a good continuity of the gold mineralization along the mined veins over 100 to 200 metres from east to west. A lack of continuity would impact negatively the current selected mining method. A close drilling pattern combined with underground excavation should confirm the mineralization used to delineate indicated and measured resources and to appropriately manage this risk.

•

Geomechanics: The majority of the currently identified ore lenses are located in ground classified as moderate to poor. Ground conditions limit the dimension of the stopes and increase forecasted dilution. Seismic risk is of concern in certain areas. Poor ground could also decrease productivity. A ground control program is in place to appropriately manage this risk.

Section 25	February, 2017	25-2

NI-43-101 Technical Report

26	RECOMMENDATIONS

Since the evaluation of the present study is based only on reserves, related capital and operating cost to extract them, there is still a significant investment in diamond drilling to unlock the full potential of the property and reach designed production rates. To date, 6.3 M tonnes at 10.9 g Au/t of undiluted inferred resources, 2.7 M tonnes at 13.5 g Au/t of undiluted indicated and measured resources and 3.7 M tonnes at 8.8 g Au/t of diluted reserves have been identified at Westwood. Significant drilling and underground development will be required to further delineate the mineralization and will require on-going economic evaluation and mining method analysis to optimize the mine production yearly output. It is planned to invest in infrastructure development and in capitalized diamond drilling during the next five years.

Initiation of continual improvement work on Block Model parameters will be carried out and analysed in 2017. Studies will include variography analysis to improve the orientation of search ellipses and verification of capping grades for each lens. Closely following the reconciliation of the block model estimate to mill production will ensure that the changes made for 2017 reflect the actual production. Changes to the block model parameters in 2017 will occur if there is a plus or minus 10% difference between reserve to mill reconciliation.

Density measurements will be taken on a regular basis for the deeper drill holes to determine if there is a difference with historical density used in the resource estimation on upper levels.

Further geomechanical characterization is required to validate mining assumptions, particularly at depths below 1 500 m and in the area surrounding the Bousquet Fault. Design guidelines should be revised to account for local variability in rock mass characteristics.

Metallurgical testing should be extended to the uncovered areas where it is planned to convert mineral resources into mineral reserves. A sampling program has been developed by the Westwood team and testing will start in 2017.

Section 26	February, 2017	26-1

NI-43-101 Technical Report

27	REFERENCES

ALS Chemex Laboratory. Laboratory analysis.

Canadian Securities Administrators (April 8, 2011). New Mining Rule: National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 Technical Report and Companion Policy 43-101CP.

CIM (May 10, 2014), CIM Definition Standards for Mineral Resources and Mineral Reserves

École Polytechnique Montréal (March, 2008). Essai de laboratoire projet Westwood.

École Polytechnique Montréal (April, 2008). Mesure de contrainte in-situ à la mine Doyon-Projet Westwood, p.92.

École Polytechnique Montréal (July, 2009). Essai de laboratoire projet Westwood.

Galley, A. et Lafrance, B. (2014). Setting and evolution of the archean synvolcanic Mooshla intrusive complex, Doyon-Bousquet-LaRonde mining camp, Abitibi greenstone belt: Emplacement history, petrogenesis and implications for Au metallogenesis. Economic Geology. vol. 109; p. 205-229.

Genivar (June, 2006). Travaux d’ingénierie conceptuelle installation de surface, puits et fonçage de puits.

Genivar (June, 2008). AV110929-Conceptuel préliminaire du réseau de ventilation pour le projet Westwood.

Genivar (September, 2008). Cédule Projet Westwood.

Genivar (October, 2008). AV114048-Rapport préliminaire- Concept de ventilation –Rampe Warrenmac.

Genivar (December, 2008). AV116012-Rapport de progrès-Concept de ventilation – Fonçage du puits Westwood.

Genivar (August, 2009). AV116012-Rapport préliminaire-Réseau de ventilation conceptuel pour le projet Westwood.

Golder Associates (July, 2008). Avis Géotechnique pour l’excavation du mort-terrain au collet du puits Westwood, Preissac.

Golder Associates (April, 2008). Technical Memorandum, Warrenmac ramp.

Golder Associates (April, 2008). Technical Memorandum, Évaluation préliminaire des informations géologiques et structurales de la lentille Warrenmac.

Golder Associates (October, 2008). Bousquet fault characterisation data integration and preliminary analysis.

Golder Associates (February, 2009). Technical Memorandum, Ground stability assessment for the exploration shaft- Westwood project Draft.

Section 27	February, 2017	27-1

NI-43-101 Technical Report

Golder Associates (March, 2009). Technical Memorandum, Recommandations suite à la proposition pour l’information géologique pertinente à l’ingénierie.

Golder Associates (April, 2009). Technical Memorandum, Revue de rayon hydraulique pour chantier test à Westwood (55 E – 570 E).

Golder Associates (May, 2009). Technical Memorandum, Westwood ore and waste pass design considerations – Draft.

Golder Associates (July, 2009). Technical Memorandum, Bousquet fault rock mass quality assessment and ground support recommendations.

Golder Associates (August, 2009). Mémorandum Aspects géomécaniques pour l’étude «Scoping 2009».

Golder Associates (August, 2009). PowerPoint Presentation, Étude hydrogéologique pour la déposition des résidus dans les fosses Doyon.

Golder Associates (October, 2009). PowerPoint Presentation, CAWE_6_Figure veins and fault.

IAMGOLD Corporation (August, 2007). Preliminary Assessment, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 127p.

IAMGOLD Corporation (August, 2007). Scoping Study, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 112p.

IAMGOLD Corporation (August, 2007). Unpublished internal documents, maps, hard copy and digital copy data. Scoping Study.

IAMGOLD Corporation (2008) Doyon laboratory test results.

IAMGOLD Corporation (December, 2008). Revised Scoping Study, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 184p.

IAMGOLD Corporation (December, 2008). Unpublished internal documents, maps, hard copy and digital copy data. Revised Scoping Study.

IAMGOLD Corporation (February, 27, 2009). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 128p.

IAMGOLD Corporation & Genivar (June 30, 2008). Warrenmac Project (Rev. 4). p.40

IAMGOLD Corporation (July 2008). Press release n°29/08 IAMGOLD annonce l’acquisition de la redevance de la Mine Doyon. p.2

IAMGOLD Corporation (December, 2009). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 258p. (Internal report)

IAMGOLD Corporation (April 1, 2011). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by Patrice Simard, Head of Geology Department, Westwood Project, 174 p. (Internal report)

Section 27	February, 2017	27-2

NI-43-101 Technical Report

IAMGOLD Corporation (March 5, 2012). Mineral Resources Report as of May 31st, 2011, Westwood Project, Québec, Canada. Prepared by Patrice Simard, Head of Geology Department, Westwood Project, 154 p.

IAMGOLD Corporation (October 16, 2013). NI-43-101 Technical Report, Mineral Resources and Reserve Estimate as of December 31st, 2012, Westwood Project, Québec, Canada. Prepared by Armand Savoie, M.Sc. Geo., Westwood Project, 244 p.

IAMGOLD Corporation (March 15, 2014). NI-43-101 Technical Report, Mineral Resources and Reserve Estimate as of December 31st, 2013, Westwood Mine, Québec, Canada. Prepared by Armand Savoie, M.Sc. Geo. et als, Westwood Mine, 242 p.

IAMGOLD Corporation (January 15, 2015). NI-43-101 Technical Report, Mineral Resources and Reserve Estimate as of December 31st, 2014, Westwood Mine, Québec, Canada. Prepared by Ronald G. Leber, B.Sc. Geo. et als, Westwood Mine, 229 p.

IAMGOLD Corporation (January 15, 2016). NI-43-101 Technical Report, Mineral Resources and Reserve Estimate as of December 31st, 2015, Westwood Mine, Québec, Canada. Prepared by Ronald G. Leber, B.Sc. Geo. et als, Westwood Mine, 223 p.

IAMGOLD Mine Doyon (February, 2007). Programme mécanique des roches.

IAMGOLD Mine Doyon (February, 2008). Estimation de la distribution des stériles à la mine Doyon.

IAMGOLD Mine Doyon (April, 2008). Rapport préliminaire-Atelier d’amélioration continue (mini Kaïzen #12).

IAMGOLD Mine Doyon (September, 2008). RECOMMANDATION PRÉLIMINAIRE DE GOLDER AU SUJET DU PROJET WESTWOOD, APRÈS LA VISITE SUR LE TERRAIN (84-00). P.1

IAMGOLD Mine Doyon (August, 2009). Retro analyse du support d’avancement dans la faille Bousquet.

IAMGOLD Mine Doyon (November, 2009). Compte rendu de la rencontre avec Golder du 20 octobre 2009 sur la restauration et l’utilisation des fosses de la mine Doyon.

IAMGOLD Mine Doyon. Historical operating cost.

IAMGOLD Projet Westwood (April 20,, 2011). Programme de contrôle de terrain, Par Maxim Martel, ing. jr.

Jutras, M. (1988). Établissement d’un modèle géostatistique à la Mine Doyon, Canton Bousquet, Abitibi, Québec. Mémoire de maîtrise es Sciences appliquées, Département de génie minéral, Université de Montréal, École Polytechnique. 99 p.

Lab Expert Rouyn-Noranda. Laboratory analysis.

Lafrance, B. et al. (2003). Cadre géologique du camp minier de Doyon-Bousquet-LaRonde. Gouvernement du Québec - Géologie Québec : ET 2002-07, ISBN : 2-551-21759-8, 44 p.

Section 27	February, 2017	27-3

NI-43-101 Technical Report

L’Observatoire de l’Abitibi-Témiscamingue (2010), Carte sommaire de l’Abitibi-Témiscamingue, downloaded October 19, 2011, from http://www.observat.qc.ca/galerie-des-cartes

Mercier-Langevin, P., et al. (2007); Metallogeny of the Doyon-Bousquet-LaRonde Mining Camp, Abitibi Greenstone Belt, Quebec in Goodfellow, W.D.; Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods; Geological Association of Canada, Mineral Deposits division; pages 673-701.

Mercier-Langevin, P., et al. (2009). Stratigraphic setting of the Westwood-Warrenmac ore zones, Westwood Project, Doyon-Bousquet-LaRonde mining camp, Abitibi, Quebec. Geological Survey of Canada: Current Research 2009-3, 20 p.

MIR Télédétection (2007). Carte IKONOS Mine Doyon.

Paudel, B, & Brummer, R. (January 2014). Assessment of the developments stability at IAMGOLD Westwood mine – January 2014.

Savoie, A. et al. (1991). Géologie de la mine Doyon (région de Cadillac). Gouvernement du Québec - Géologie Québec : ET 90-05, ISBN : 2-551-12459-X, 80 p.

SGS Lakefield (October, 2008). An investigation to confirm the metallurgical and environmental characteristics of Warrenmac zone of Doyon ore body.

SGS, (August, 2009) The recovery of copper, zinc, silver and gold from the Westwood deposit.

URSTM, (August, 2007) Essais métallurgiques sur le minerai de Westwood.

URSTM (September, 2007). Projet PU-2007-05-295 Essais métallurgiques effectués sur le Westwood Minerai Mouska. Rapport d’étape, 22 p.

Yergeau, D. (2015). Géologie du gisement synvolcanique aurifère atypique Westwood, Abitibi, Québec. Ph.D. thesis. Institut National de la Recherche Scientifique – Centre Eau Terre Environnement. 682 p.

Yergeau, D. et al. (2015). The Archean Westwood Au deposit, southern Abitibi: Telescoped Au-rich VMS and intrusion-related Au systems, in: Targeted Geoscience Initiative 4: Contributions to the Understanding of Precambrian Lode Gold Deposits and Implications for Exploration, (ed.) B. Dube and P. Mercier-Langevin; Geological Survey of Canada, Open File 7852, p. 177–191.

Yergeau, D. et al. (in prep.). The Neoarchean Westwood deposit: Synchronous formation of gold-rich VMS and synvolcanic intrusion-related gold mineralization, Abitibi Greenstone Belt, Québec – Part I. Geology, Lithogeochemistry, Petrogenesis, Deformation, and Metamorphism.

Yergeau, D. et al. (in prep.). The Neoarchean Westwood deposit: Synchronous formation of gold-rich VMS and synvolcanic intrusion-related gold mineralization, Abitibi Greenstone Belt, Québec – Part II. Hydrothermal Alterations and Ore Zones.

Wright-Holfeld, A., et al. (2010). Contrasting alteration mineral assemblages associated with the Westwood deposit ore zones, Doyon-Bousquet-LaRonde mining camp, Abitibi, Quebec. Geological Survey of Canada: Current Research 2010-9, 25 p.

Section 27	February, 2017	27-4

NI-43-101 Technical Report

Websites:

IAMGOLD Corporation: www.iamgold.com

ROCKLABS: http://www.rocklabs.com/

Section 27	February, 2017	27-5

NI-43-101 Technical Report

28	DATE AND SIGNATURE PAGE

This report titled Ni-43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31, 2016 Westwood Mine, Québec, Canada dated February 16, 2017 was prepared under the authority of Mr. Ronald G. Leber, B.Sc. Geo, Geology Superintendent and Mrs. Emilie Williams, Eng., Assistant Engineering Superintendent. Both were assisted by Mr. Jérôme Girard, Eng., Manager in Metallurgy. All authors are IAMGOLD Corporation employees and act as Qualified Persons as defined by the Canadian National Instrument 43-101:

Dated in Preissac, Québec	(Signed & Sealed) “Ronald G. Leber”
February 16, 2017	Ronald G. Leber, B.Sc. Geo. (OGQ no. 612)
Geology Superintendent
Westwood Mine

Dated in Preissac, Québec	(Signed & Sealed) “Emilie Williams”
February 16, 2017	Emilie Williams, Eng. (OIQ no. 129851)
Assistant Engineering Superintendent
Westwood Mine

Dated in Preissac, Québec	(Signed & Sealed) “Jérôme Girard”
February 16, 2017	Jérôme Girard, Eng. (OIQ no. 116471)
(PEO no.100160489)
Manager, Metallurgy
IAMGOLD Corporation, Longueuil

Dated in Preissac, Québec	(Signed & Sealed) “Daniel Vallières”
February 16, 2017	Daniel Vallières, Eng. (OIQ no. 107203)
Director, Mining engineering
IAMGOLD Corporation, Longueuil

Section 28	February, 2017	28-1

NI-43-101 Technical Report

29	CERTIFICATE OF QUALIFIED PERSON

Section 29	February, 2017	29-1

NI-43-101 Technical Report

Certificate of Qualified Person («QP»)

Ronald G. Leber

1.	I, Ronald G. Leber, Geology Superintendent at Westwood Mine for IAMGOLD Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I graduated from McGill University in Montreal where I hold a Bachelor of Science degree (1987) in Geology.

3.	I am a registered member of Québec Order of Geologists (Ordre des Géologues du Québec, # 612).

4.

I have read the definition of ‘’Qualified Person’’ set out in the National Instrument 43-101 (‘’NI 43-101’’) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a ‘’Qualified Person’’ for the purpose of NI 43-101.

5.

I have practiced my profession as a geologist continuously for the last thirty years in mine geology and exploration geology. Twenty-five of the thirty years have been in the mining sector as a Mine Geologist, Exploration Mine Geologist, Production Geologist, Senior Mine Geologist and Chief Mine Geologist. I worked exclusively from February 2014 to today as the Geology Superintendent for Westwood Mine which is owned by IAMGOLD Corporation. I have supervised production, diamond drilling and prepared budgets for the geology department.

6.	I supervised the geology department which includes verifying geological interpretation, planning, production, reconciliation, diamond drilling, resource estimation and preparation of budgets.

7.

I am responsible for the sections 1 to 12, 14 and 23 to 27 of the Technical Report titled: “NI 43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31, 2016, Westwood Mine, Québec, Canada”

8.	I am a full-time employee of IAMGOLD Corporation and I receive from my employer company shares since 2014.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, in Preissac, on this 16th day of February 2017.

(Signed & Sealed) “Ronald G. Leber”

Ronald G. Leber, Geo. (OGQ # 612)

Section 29	February, 2017	29-2

NI-43-101 Technical Report

Certificate of Qualified Person («QP»)

Emilie Williams, Eng.

1.	I, Emilie Williams, Assistant Engineering Superintendent in the Engineering Department at Westwood Mine for IAMGOLD Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.

I graduated from McGill University in Montreal (2000) and I hold a Bachelor’s degree in Mining Engineering. I graduated from the University of Toronto (2002) and I hold a Master’s of Applied Science degree in Civil Engineering (Geomechanics).

3.	I am a registered member of the Québec Order of Engineers (Ordre des Ingénieurs du Québec, # 129851).

4.

I have read the definition of ‘’Qualified Person’’ set out in the National Instrument 43-101 (‘’NI 43 101’’) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a ‘’Qualified Person’’ for the purpose of NI 43-101.

5.

I have worked for IAMGOLD (previously Cambior) at the Doyon division since 2002. Previously held positions are Junior Rock Mechanics Engineer (Mouska Mine), Production Engineer (Doyon Mine), and Chief Engineer (Mouska Mine). Since April 2014 I have worked as Assistant Engineering Superintendent at the Westwood Mine, where I supervise the long-term planning and budget processes.

6.

I performed or supervised the long-term mining planning and design, the establishment of operational economic parameters as well as the financial analysis, according to the methods prescribed by IAMGOLD Corporation.

7.

I am responsible for Sections 14.9.1, 15, 16, 18, 19, 21 and 22 of the Technical Report titled: “NI 43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31, 2016, Westwood Mine, Québec, Canada”.

8.	I am a full-time employee of IAMGOLD Corporation and hold shares in the Corporation.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, in Preissac, on this 16th day of February 2017.

(Signed & Sealed) “Emilie Williams”

Emilie Williams, Eng. (OIQ # 129851)

Section 29	February, 2017	29-3

NI-43-101 Technical Report

Certificate of Qualified Person («QP»)

Jérôme Girard, Ing., P. Eng

1.

I, Jérôme Girard, am currently employed as Manager Metallurgy, Metallurgy Department at IAMGOLD Corporation, 1111, rue Saint-Charles Ouest, Tour Est, Suite 750, Longueuil, Québec, J4K 5G4, hereby certify that:

2.	I am a graduate of Laval University, Québec in 1995 and I hold a Bachelor degree in Materials and Metallurgical Engineering;

3.	I am registered as a Metallurgical Engineer in the Province of Quebec (OIQ #116471) and Ontario (PEO # 100160489);

4.

I have read the definition of ‘’Qualified Person’’ set out in the National Instrument 43-101 (‘’NI 43-101’’) and certify that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a ‘’Qualified Person’’ for the purpose of NI 43-101;

5.

I have practiced my profession of Metallurgical engineer in mineral processing continuously for the last twenty-one years in the fields of gold, base metals and industrial minerals processing. I have held various positions in different operations and with different mining company. I started working for IAMGOLD in 2012 as a Metallurgy Manager;

6.

I have been involved in the Westwood project since 2014. I have visited the Westwood Mine on a regular basis over the past 2 years and I have a good understanding of the mine’s cost structures and operational context;

7.	I am responsible for Sections 13 and 17 of the Technical Report titled: “NI 43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31, 2016, Westwood Mine, Québec, Canada”;

8.	I am a full-time employee of IAMGOLD Corporation and hold shares in the Corporation;

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Dated in Preissac, on this 16th day of February 2017.

(Signed & Sealed) “Jérôme Girard”

Jérôme Girard, Ing., P. Eng (OIQ # 116471) (PEO # 100160489)

Manager, Metallurgy

Section 29	February, 2017	29-4

NI-43-101 Technical Report

Certificate of Qualified Person («QP»)

Daniel Vallières, Eng.

I, Daniel Vallières, Ing., as an author of this report entitled “NI 43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31st, 2016, Westwood Mine, Québec, Canada”, do hereby certify that;

1.	I am Director Mining engineering with IAMGOLD Corporation,1111, St. Charles Street West, Longueuil, QC, Canada, J4K 5G4;

2.	I am a graduate of Laval University, Quebec; in 1991 with a BSc. Mining Engineer;

3.

I am registered as a mining engineer in the Province of Quebec (OIQ #107203). I have worked as a mining engineer for a total of twenty five years since my graduation. My relevant experience for the purpose of the Technical Report is the financial evaluation.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Westwood mine on a regular basis since 2006 and my last visit was in January 2017.

6.	I am responsible for Sections 4.8, 4.9 and 20 of the Technical Report.

7.

I have been working for Cambior Inc. from 1992 to 2006 and Breakwater Resources from 2000 to 2002; I am a full–time employee of IAMGOLD Corporation, Canada, since 2006, and I own shares of IAMGOLD Corporation;

8.

I am not independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101 -as per NI 43-101 s.8.1(2)(f) and I did receive from my employer participation incentive securities (“options”) and company shares in 2009 - 2016;

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains Section No 20 in the Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 16th day of February 2017.

(Signed & Sealed) “Daniel Vallières”

Daniel Vallières, Ing. (OIQ # 107203)

Director, Mining engineering

IAMGOLD Corporation

Section 29	February, 2017	29-5

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30	APPENDIX - Mineral Claims and Mining Leases

Table 30-1 Mineral Claims and Mining Leases

Claim #		Township	Row	Column	Status	DATE_REG	DATE_EXP	Surface area (ha)
BM	1002	Bousquet	L460	6906	Actif	23-04-2012	22-04-2032	196.23
BM	695	Bousquet	000E	0	Actif	03-07-1980	02-07-2020	312.51
BM	1046	Bousquet				In the registration process
BM	800	Bousquet	37	0	Actif	07-08-1991	06-08-2021
BM	843	Bousquet	46	0	Actif	06-04-1998	05-04-2018
CDC	2412474	Bousquet	30	58	Actif	28-10-2014	04-07-2017	57.35
CDC	2412475	Bousquet	1	58	Actif	28-10-2014	04-07-2017	15.75
CDC	2412476	Bousquet	30	60	Actif	28-10-2014	04-07-2017	32.33
CDC	2412477	Bousquet	29	58	Actif	28-10-2014	04-07-2017	1.16
CDC	2412478	Bousquet	29	60	Actif	28-10-2014	04-07-2017	0.64
CDC	2412479	Bousquet	1	59	Actif	28-10-2014	04-07-2017	0.85
CDC	2412480	Bousquet	1	57	Actif	28-10-2014	04-07-2017	8.91
CDC	2412481	Bousquet	30	1	Actif	28-10-2014	04-07-2017	19.24
CDC	2412482	Bousquet	30	2	Actif	28-10-2014	04-07-2017	2.6
CDC	2412483	Bousquet	29	59	Actif	28-10-2014	04-07-2017	1.02
CDC	2412484	Bousquet	29	57	Actif	28-10-2014	04-07-2017	0.66
CDC	2412485	Bousquet	30	56	Actif	28-10-2014	04-07-2017	1.8
CDC	2412486	Bousquet	30	59	Actif	28-10-2014	04-07-2017	39.4
CDC	2412487	Bousquet	30	57	Actif	28-10-2014	04-07-2017	32.22
CDC	2412874	Bousquet	2	52	Actif	12-11-2014	19-12-2017	57.33
CDC	2412875	Bousquet	3	58	Actif	12-11-2014	19-12-2017	57.32
CDC	2412876	Bousquet	3	59	Actif	12-11-2014	19-12-2017	57.32
CDC	2412877	Bousquet	3	60	Actif	12-11-2014	19-12-2017	57.33
CDC	2412878	Bousquet	4	56	Actif	12-11-2014	19-12-2017	57.31
CDC	2412879	Bousquet	4	58	Actif	12-11-2014	19-12-2017	57.32
CDC	2412880	Bousquet	4	60	Actif	12-11-2014	19-12-2017	57.32
CDC	2412881	Bousquet	4	57	Actif	12-11-2014	19-12-2017	57.32
CDC	2412882	Bousquet	4	55	Actif	12-11-2014	19-12-2017	57.31
CDC	2412883	Bousquet	3	56	Actif	12-11-2014	19-12-2017	57.32
CDC	2412884	Bousquet	3	57	Actif	12-11-2014	19-12-2017	57.32
CDC	2412885	Bousquet	2	59	Actif	12-11-2014	19-12-2017	57.33
CDC	2412886	Bousquet	4	59	Actif	12-11-2014	19-12-2017	57.32

Section 30	February, 2017	30-1

NI-43-101 Technical Report

CDC	2412887	Bousquet	4	1	Actif	12-11-2014	19-12-2017	15.21
CDC	2412888	Bousquet	2	60	Actif	12-11-2014	19-12-2017	55.11
CDC	2412889	Bousquet	5	58	Actif	12-11-2014	19-12-2017	24.4
CDC	2412890	Bousquet	5	57	Actif	12-11-2014	19-12-2017	24.48
CDC	2412891	Bousquet	5	59	Actif	12-11-2014	19-12-2017	24.31
CDC	2412892	Bousquet	4	51	Actif	12-11-2014	19-12-2017	7.83
CDC	2412893	Bousquet	5	60	Actif	12-11-2014	19-12-2017	2.74
CDC	2412894	Bousquet	3	1	Actif	12-11-2014	19-12-2017	37.6
CDC	2412895	Bousquet	2	53	Actif	12-11-2014	19-12-2017	55.95
CDC	2412896	Bousquet	4	54	Actif	12-11-2014	19-12-2017	57.31
CDC	2412897	Bousquet	4	52	Actif	12-11-2014	19-12-2017	1.58
CDC	2412898	Bousquet	1	60	Actif	12-11-2014	19-12-2017	1.9
CDC	2412899	Bousquet	30	2	Actif	12-11-2014	19-12-2017	1.15
CDC	2412900	Bousquet	2	1	Actif	12-11-2014	19-12-2017	44.44
CDC	2412902	Bousquet	3	55	Actif	12-11-2014	19-12-2017	49.97
CDC	2412903**	Bousquet	1	56	Suspendu	12-11-2014	19-12-2017	0.03
CDC	2412904	Bousquet	2	57	Actif	12-11-2014	19-12-2017	18.84
CDC	2412905	Bousquet	30	52	Actif	12-11-2014	19-12-2017	4.84
CDC	2412907	Bousquet	1	59	Actif	12-11-2014	19-12-2017	4.9
CDC	2412908	Bousquet	2	51	Actif	12-11-2014	19-12-2017	49.26
CDC	2412909	Bousquet	2	58	Actif	12-11-2014	19-12-2017	29.51
CDC	2412910	Bousquet	5	54	Actif	12-11-2014	19-12-2017	24.75
CDC	2412911	Bousquet	1	60	Actif	12-11-2014	19-12-2017	0.85
CDC	2412912	Bousquet	3	53	Actif	12-11-2014	19-12-2017	12.47
CDC	2412913	Bousquet	5	56	Actif	12-11-2014	19-12-2017	24.56
CDC	2412914	Bousquet	1	2	Actif	12-11-2014	19-12-2017	26.51
CDC	2412915	Bousquet	5	53	Actif	12-11-2014	19-12-2017	24.39
CDC	2412916	Bousquet	3	50	Actif	12-11-2014	19-12-2017	15.14
CDC	2412917**	Bousquet	2	55	Suspendu	12-11-2014	19-12-2017	56.62
CDC	2412918	Bousquet	1	1	Actif	12-11-2014	19-12-2017	17.95
CDC	2412919	Bousquet	4	53	Actif	12-11-2014	19-12-2017	31.17
CDC	2412920	Bousquet	1	52	Actif	12-11-2014	19-12-2017	49.68
CDC	2412921	Bousquet	3	2	Actif	12-11-2014	19-12-2017	17.66
CDC	2412922	Bousquet	3	54	Actif	12-11-2014	19-12-2017	13.17
CDC	2412923	Bousquet	1	53	Actif	12-11-2014	19-12-2017	52.01
CDC	2412924	Bousquet	3	53	Actif	12-11-2014	19-12-2017	3.1
CDC	2412925	Bousquet	3	52	Actif	12-11-2014	19-12-2017	35.86
CDC	2412926	Bousquet	4	50	Actif	12-11-2014	19-12-2017	5.97
CDC	2412927	Bousquet	1	58	Actif	12-11-2014	19-12-2017	1.04
CDC	2412928	Bousquet	5	52	Actif	12-11-2014	19-12-2017	19.03

Section 30	February, 2017	30-2

NI-43-101 Technical Report

CDC	2412929	Bousquet	2	54	Actif	12-11-2014	19-12-2017	35.29
CDC	2412930	Bousquet	5	55	Actif	12-11-2014	19-12-2017	24.65
CDC	2412931	Bousquet	30	53	Actif	12-11-2014	19-12-2017	7.16
CDC	2412932**	Bousquet	1	55	Suspendu	12-11-2014	19-12-2017	21.55
CDC	2412933	Bousquet	3	51	Actif	12-11-2014	19-12-2017	52.97
CDC	2412934	Bousquet	1	51	Actif	12-11-2014	19-12-2017	27.86
CDC	2412935	Bousquet	1	54	Actif	12-11-2014	19-12-2017	32.63
CDC	2412936**	Bousquet	2	56	Suspendu	12-11-2014	19-12-2017	26.4
CDC	2412937	Bousquet	2	2	Actif	12-11-2014	19-12-2017	8.59

BM is for Bail Minier (or Mining Lease)

CDC is for Cellule Désignée sur Carte (or map designated cell)

**	Claim suspended, awaiting Mining Lease 1046 (Grand Duc) to be registered by the Ministry and covering a portion of that claim

Section 30	February, 2017	30-3